As confidentially submitted to the Securities and Exchange Commission on October 25, 2022.

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. _________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSPIRE VETERINARY PARTNERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	8900	85-4359258
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

780 Lynnhaven Parkway

Suite 400

Virginia Beach, Virginia 23452

Telephone: (757) 734-5464

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

The Crone Law Group, PC

One East Liberty

Suite 600

Reno, Nevada 89501

Telephone: 646-861-7891

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark E. Crone, Esq. Joe Laxague, Esq. Mason L. Allen, Esq. The Crone Law Group, PC 420 Lexington Avenue Suite 2446 New York, NY 10170 (775) 234-5221	Ross David Carmel, Esq. Jeffrey P. Wofford, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street 18th Floor, New York, NY 10018 212-658-0458

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☐	Accelerated filer: ☐
Non-accelerated filer: ☐	Smaller reporting company: ☒
Emerging Growth Company: ☒

 If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion. Dated              , 2022

PRELIMINARY PROSPECTUS

INSPIRE VETERINARY PARTNERS, INC.

shares

Class A Common Stock

This is an initial public offering of                  shares of Inspire Veterinary Partners, Inc.’s Class A common stock.

The per share public offering price of the Class A shares is assumed to be $           , the midpoint of the estimated price range of $                and $                per share. We have applied to list our Class A common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “          ”.

This prospectus also relates to the resale, from time to time, of up to            shares of Class A common stock (the Selling Stockholder Shares”) by the selling stockholders identified in this prospectus under the caption “Selling Stockholders.” The registration of the Selling Stockholder Shares does not mean that the selling stockholders will offer or sell any of Selling Stockholder Shares. We will not receive any proceeds from any sale or disposition of the Selling Stockholder Shares. In addition, we will pay all fees and expenses incident to the registration of the resale of the Selling Stockholder Shares. The selling stockholders may offer their shares from time to time directly or through one or more underwriters, broker-dealers or agents, in the over-the-counter market at market prices prevailing at the time of sale, or in one or more privately negotiated transactions at prices acceptable to the selling stockholders. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section of this prospectus entitled “Selling Stockholders – Plan of Distribution”.

Upon the completion of this offering, we will have two classes of authorized common stock outstanding: Class A common stock and Class B common stock (collectively, our “common stock”). The rights of the holders of each class of our common stock are identical, except voting and conversion rights. Each share of Class B common stock is entitled to 25 votes per share and is convertible into one share of Class A common stock. See the section titled “Description of Capital Stock” for more information. Outstanding shares of Class A common stock will represent approximately      % of the voting power of our outstanding capital stock immediately following this offering and outstanding shares of Class B common stock will represent approximately      %, constituting a substantial majority of the voting power of our outstanding capital stock immediately following this offering. Our directors, executive officers, and 5% stockholders and their respective affiliates will represent approximately % of the voting power of our outstanding capital stock immediately following this offering.

Investing in our Class A common stock involves risks. You should carefully read the “Risk Factors” beginning on page 11 of this prospectus before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to Inspire Veterinary Partners, Inc. before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 74 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts, for 45-days after the date of this prospectus.

The shares will be ready for delivery on or about                                          , 2022.

Sole Book-Running Manager

Spartan Capital Securities, LLC

The date of this prospectus is                 , 2022.

We have not, and the underwriter has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriter has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Until                    , 2022, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Unless the context requires otherwise, references to “Inspire Veterinary,” the “Company,” “we,” “us,” and “our,” refer to Inspire Veterinary Partners, Inc. and its consolidated subsidiaries.

About Inspire Veterinary Partners

Inspire Veterinary was incorporated in the state of Delaware in 2020 and on June 29, 2022, converted into a Nevada corporation. The Company owns and operates veterinary hospitals throughout the United States. The Company specializes in small animal general practice hospitals which serve all manner of companion pets, emphasizing canine and feline breeds. As the Company expands, additional services are becoming a part of the offerings at its hospitals, including mixed animal facilities, equine (horse) care and emergency, critical care and other specialty services.

As of the date of this prospectus, the Company currently has ten veterinary hospitals located in seven states, Inspire Veterinary has expanded and plans to further expand through acquisitions of existing hospitals which have the financial track record, marketplace advantages and future growth potential. Because the Company leverages a leadership and support structure which is distributed throughout the United States, acquisitions are not centralized to one geographic area.

Services provided at the Company’s hospitals include preventive care for companion animals consisting of annual health exams which include: parasite control; dental health; nutrition and body condition counseling; neurological examinations; radiology; bloodwork; skin and coat health and many breed specific preventive care services. Surgical offerings include all soft tissue procedures such as spays and neuters, mass removals, splenectomies and can also include gastropexies, orthopedic procedures and other types of surgical offerings based on a doctor’s training. In many locations additional means of care and alternative procedures are also offered such as acupuncture, chiropractic and various other health and wellness offerings.

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INSPIRE VETERINARY PARTNERS

As of June 30, 2022

(100% owner of the entities below)

IVP Practice Holding Co. LLC

(100% owner of all practices)

KVC Holding Co. LLC (Hawaii)

- Kauai, HI

IVP CO Holding Co. LLC (Delaware)

- Pets & Friends, CO

IVP FL Holding Co. LLC (Delaware)

- Bartow, FL
- Chiefland, FL
- Pasco, FL

IVP CA Holding LLP (Delaware)

- Southern Kern, CA

IVP Texas Managing Co. LLC (Delaware)

- Dietz, TX
- Lytle, TX

IVP Indiana Managing Co. LLC (Delaware)

- All Breed, IN

IVP MD Managing Co. LLC (Delaware)

- Aberdeen, MD

IVP Real Estate Holding Co. LLC

(100% owner of real estate holdings)

KVC Properties LLC (Hawaii)

- Kauai, HI

IVP CO Properties LLC (Delaware)

- Pets & Friends, CO

IVP FL Properties LLC (Delaware)

- Bartow, FL
- Chiefland, FL

IVP CA Properties LLC (Delaware)

- Southern Kern, CA

IVP Texas Properties LLC (Delaware)

- Lytle, TX

IVP Indiana Properties LLC (Delaware)

- All Breed ,IN

IVP TX Holding CO LLC — (100% owned by Dr Anthony Luchetti, owner of 2 Texas locations and managed by IVP via mgmt agreement.)

IVP IN Holding CO LLC — (100% owned by Dr Alexandra Quarti owner of 1 Indiana location and managed by IVP via mgmt) agreement.

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Market Opportunity

In 2020, veterinary care made up 30% of the $103 billon U.S. pet industry. In that same year there were 83.7 million pet dogs and 60 million pet cats in the United States, with 45% and 26% of households owning at least one of those species respectively. From 2016 to 2020, there has been marked growth in both the pet population and in the number of households which own a pet and, therefore, the addressable population which requires care is expanding. Due to strong trends in year over year growth, we believe there is continued upside in the pet care industry and for owners of veterinary practices. With nearly 30,000 veterinary clinics in the United States and less than 30% of that figure having been consolidated under current multi-unit veterinary operators, management believes there exists a large opportunity for acquisitions within the pet care space. Despite a marked increase in acquisition and consolidation activity in recent years, with attendant increases in veterinary clinic valuations as a multiple of EBITDA, management believes there are industry indications that the purchase price for clinic practices may be stabilizing. *

(* Industry data reported in American Veterinary Medical Association/Today’s Veterinary Business)

With new technologies and therapies entering the space, new care models and increasing education regarding the availability, and adoption, of pet insurance as well as other factors contributing to longer pet life expectancy, pet care spending continues to increase for pet owners who appear willing to pay larger sums for routine and advanced care for their pets. These factors, coupled with industry data from the American Pet Products Association which shows millennial consumers spending more on pets, plus an explosion of pet adoption during 2020’s Covid-19 epidemic (according to Associated Press reports), suggest that veterinary care will continue to be an essential service with strong growth in the coming years.

During the last decade, consolidation has become an increasing factor in the highly-fragmented pet care industry, with corporate buying groups, private equity firms and veterinary service organizations increasing their holdings in the U.S. veterinary care market.

Multi-unit veterinary organizations must possess several disciplines and capabilities to be successful in this dynamic industry. The management of Inspire Veterinary believes they bring the following qualities and capabilities to the business:

•	Operational and financial acumen, including capabilities focused on efficiency and productivity.
•	A talented leadership team which marries medical and business skillsets.
•	Skilled talent scouts and people developers who can select the right professionals and keep them engaged.
•	An understanding of unit economics in the veterinary space along with clear-eyed valuations for practices.
•	Nearly a century of cumulative experience in investment banking and financial and legal advisory services, including company start-ups, unit expansion and acquisitions and business development domestically and internationally.
•	Visionary senior leadership with experience in an industry that is growing and changing rapidly.

Why Consolidate?

With few career paths open to veterinary professionals beyond general practice, many veterinarians find themselves as veterinary practice owners as ‘the next step’ after a few years in practice. Many, unfortunately, do not have the business training or skill to transition to become successful entrepreneurs such as knowing how to lead teams, deliver profitability and protect their service offerings. Many such professionals have difficulty maintaining their value or growing their hospitals year over year. For these reasons, and others, many clinicians seek a less stressful path after their initial stint as owners. Others, having been owners for years, seek to exit the space or the need to work on a full-time basis in it. These are the owners who consolidators have traditionally sought out.

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Anticipated Growth through Acquisitions

Inspire Veterinary anticipates targeting a ten unit per year acquisition pipeline with the five-year goal to acquire 50 locations throughout the United States. We plan to emphasize acquisitions of seasoned existing veterinary hospitals but we have not ruled out the acquisition of newer practices.

Company actions/characteristics critical to the achievement of these goals are:

•	Identification of states which have favorable designated market area where the following combination of factors exists:
o	Strong pet counts and addressable market as measured by a three-, five- and ten-mile radius measurements;
o	Favorable household income and other factors in households within such radius measurements; and
o	Positive livability and resident growth trends which indicate location is an area of choice for veterinary professionals to settle and achieve a stable workforce; and
o	Veterinary practice laws and regulations that are complementary to our business model; management intends to states (including at present New York State) in which the usage of non-licensed veterinary technicians is extremely limited.
•	The Company leverages strategic partners’ core competencies;
•	Geographically decentralized corporate leadership, which is located throughout the United States. The ability for management to work in all 50 states removes the need to only analyze and purchase targets close to a headquarters or ‘home’ market. This results in far larger numbers of potential acquisition candidates than competitors who are only operating in certain regions. By leveraging a consultative field leadership approach and a high touch/high support model which is not specific to geographies, the Company leverages the flexibility which allows us to purchase hospitals for their attributes versus being bound by having to ‘cluster’ locations. When advantages are evident from purchasing in geographic clusters, the Company will seek opportunities to do so.
•	Balanced portfolio of companies and target portfolio companies that include the following hospital types:
o	Financially healthy hospitals which have stable teams, strong financials and modest room for growth.
o	Smaller profit clinic locations which show room for growth based on our careful proprietary analysis, thereby representing an upside which allows us to buy at relatively low valuations and pursue well-articulated growth.
o	Hospitals that were acquired or are targeted to be acquired strategically because they have attractive real estate holdings or other elements, which represent value opportunities to the Company. Management anticipates that such strategic acquisitions may include ‘in-fill’ purchases allowing us to share resources such as talent within a designated market area while acquiring the ability to serve more pets in an area where our current footprint of hospitals is at full capacity.
•	Initially focus on small animal companion hospitals which are focused on general practice as opposed to specialty or emergency hospitals. Operationally, we will build a base portfolio of these locations for the predictable revenue characteristics and comparatively easier staffing requirements. When an infill opportunity arises or we see the need to have internal referrals between our GP locations and an internally owned emergency location, we may seek critical care hospitals to acquire.
•	Target EBITDA for the Company will be 15% with locations managed on a +/- scale with that EBITDA figure as the target mean.

4

Acquisition Philosophy

As largely private equity-backed firms have fueled over a decade of rampant buying in the pet care industry, management believes certain identifiable trends have emerged:

•	Valuations (multiples) have risen to untenable figures, causing downward pressure on the hospital income statements and causing private equity firms to pay massive sums for multiunit rollups. Recent examples include Berkshire Partners’ purchase of Vet Strategy in 2020 for a multiple of 22 times the target’s earnings before interest, tax, and depreciation and amortization (“EBITDA”). For example, TSG Consumers’ purchase of Pathway Vet Alliance for a multiple of 18 times the target’s EBITDA, in 2020; and Gryphon Investors’ acquisition of Heartland Veterinary Partners in 2019 for a multiple of 22 times the target’s EDITDA. SOLUTION: Purchase hospitals after a strict evaluation process at a proper market value which allows post purchase upside.

•	Staffing issues within the veterinary space remain the number one strategic barrier to growth and consistency, while earning potential for the veterinarian does not match their similarly credentialled counterparts in human medicine. SOLUTION: Provide a healthy working environment to clinicians which allows them to do what they do best while giving them equity in the overall organization. This dual aim provides greater stability and less turnover. In short, give doctors shared value for less worry and stress.

•	Other cyclical business factors necessitate a deep understanding of how veterinary hospitals and those that staff them must be supported. These managerial complexities are often not understood by investors or the teams they put in place to manage rollups. SOLUTION: Combine leadership with experience and understanding of veterinary medicine and operations and partner this leadership team with a skilled consulting team that leads the industry in growth of veterinary hospitals.

These trends above, and others, are factors in an ongoing disconnect with the private equity backed model which keeps the largest share of monetary benefit held for those investors and leaders at senior level and those equity-backed entities typically working toward a four to six year exit horizon. These factors coupled with double-digit multiples of earnings being paid for acquisitions can create pressure at hospital level to over produce and can tend to create a separation between management and the clinical workforce.

Inspire Veterinary Partners Strengths:

Inspire has entered the veterinary hospital ownership sector by leveraging several key processes and relationships which make the Company well-positioned to achieve the growth targets outline below under “—Anticipated Growth through Acquisitions” in the years ahead. Among these competencies and demonstrated capabilities:

•	A purchase model which focuses on upside potential by identifying individual hospitals and multi-unit practices that have operational opportunity and can be improved within a 12-month window of acquisition but leverages a valuation process based on 3 years of weighted income, not the trailing twelve months or valuations based on projection.
•	Experienced Company leadership including veterinary professionals with decades of experience in veterinary operations, veterinary medicine, recruiting, campus outreach and training and development.
•	Ability to leverage partner firm Blue Heron Consulting (“BHC”) in the following ways:
o	Geography – Utilizing a national consultancy model allows Inspire to buy hospitals opportunistically when the financials and personnel are right, without the need to work from a ‘hub and spoke’ model.
o	Operational oversight – with experienced medical and operational coaches, BHC has proven itself as the leading veterinary consulting firm in the United States whose clients’ experience growth that outpaces the industry.

5

o	Valuation – following processes previously perfected by BHC, Inspire Veterinary intends to utilize their consulting partners in assessing potential purchases, evaluating growth potential and determining the right cost basis before purchase, targeting those hospitals which have room for improvement and for which coaching will be provided by BHC post-acquisition.

•	Take advantage of the aforementioned decentralized ownership approach to expand into states with favorable state practice guidelines which allow for a maximum use of licensed and non-licensed technicians.
•	Build in a shared-value model from inception, rolling the initial financed operation into a share-held structure which allows principals and all key contributors to profit share and participate as shareholders.
•	Build unit productivity and financial models on reasonable patient counts and case load mix which allow for efficiency of staffing, competitive schedules for veterinary professionals and prevent arduous workloads that lead to turn and churn.

Strategic Partnership with Subject Matter Experts

In addition to internal expertise and a leadership team which possesses deep understanding of the veterinary sector, Inspire leverages a close relationship with Blue Heron Consulting, an industry leading and veterinary-only firm which has engaged with owners and grown veterinary practices all over the United States. Inspire and Blue Heron (BHC) have a partnership agreement which leverages BHC coaches as field support, working directly with hospitals, building and executing growth strategies. With Inspire board members also having leadership and ownership within BHC, this partnership is a mutually beneficial one and brings core competencies to each of the hospitals purchased by Inspire.

Recent Developments

During the fourth fiscal quarter of 2022, Inspire Veterinary expects to have closed on its purchase of its first mixed animal practice, bringing equine care, or care of horses, into the small-animal-only mix of locations. Closing the remaining purchases under letter of intent or contract, Inspire Veterinary intends to finish the fourth fiscal quarter of 2022 as an eleven hospital group, operating in eight states with a projected $17 million annualized revenue run rate.

SUMMARY OF RISK FACTORS

Risks Related to our Business

•	We have a limited operating history, are not profitable and may never become profitable.
•	If our business plan is not successful, we may not be able to continue operations as a going concern and our shareholders may lose their entire investment in us.

•	We may need to raise additional capital to achieve our goals.
•	The Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.
•	We may seek to raise additional funds in the future through debt financing which may impose operational restrictions on our business and may result in dilution to existing or future holders of our common shares.
•	We have generated net operating loss carryforwards for U.S. income tax purposes, but our ability to use these net operating losses may be limited by our inability to generate future taxable income.
•	If we fail to attract and keep senior management, we may be unable to successfully integrate acquisitions, scale our offerings of veterinary services, and deliver enhanced customer services, which may impact our results of operations and financial results.
•	Purchasing real estate with hospital acquisitions brings additional complexity and cost.
•	The animal health industry is highly competitive.
•	We may be unable to execute our growth strategies successfully or manage and sustain our growth, and as a result, our business may be adversely affected.

6

•	We may experience difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.
•	The COVID-19 outbreak has disrupted our business, and any future outbreak of a health epidemic or other adverse public health developments could materially and adversely affect our business and operating results.
•	Our continued success is largely dependent on positive perceptions of our company.
•	Natural disasters and other events beyond our control could harm our business.

Risks Related to Government Regulation

•	Various government regulations could limit or delay our ability to develop and commercialize our services or otherwise negatively impact our business.
•	With state-to-state variability regarding the guidelines for ownership and operation of veterinary hospitals, we must be selective when acquiring hospitals and avoid states where ownership structures are prohibitive to corporate management or where licensure and certification are pre-requisites for full-fledged operation.
•	We may fail to comply with various state or federal regulations covering the dispensing of prescription pet medications, including controlled substances, through our veterinary services businesses, which may subject us to reprimands, sanctions, probations, fines, or suspensions.

•	We are subject to environmental, health, and safety laws and regulations that could result in costs to us.

Risks Related to this Offering and Ownership of our Common Shares

•	We are not currently traded on an exchange or market. If we are successful at being traded or listed, an active, liquid trading market for our common stock may not develop or be sustained. If and when an active market develops the price of our common stock may be volatile.
•	If securities or industry analysts do not publish research or reports about our company, or if they issue adverse or misleading opinions regarding us or our stock, our stock price and trading volume could decline.
•	We do not intend to pay cash dividends for the foreseeable future.
•	Our shares will be subordinate to all of our debts and liabilities, which increases the risk that you could lose your entire investment.
•	Our board of directors may authorize and issue shares of new classes of stock that could be superior to or adversely affect you as a holder of our common stock

•	If we are successful at obtaining quotation of or a listing for our shares, the trading price of our Common Stock is likely to be volatile, which could result in substantial losses to investors.
•	The sale or availability for sale of substantial amounts of our Class A common stock could adversely affect their market price.

•	We expect that the price of our Class A common shares will fluctuate substantially.
•	We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and a smaller reporting companies will make our common stock less attractive to investors.
•	Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

•	Investors in this offering may experience future dilution as a result of this and future equity offerings.

7

THE OFFERING

Class A common stock offered by us	shares of Class A common stock.

Class A common stock offered by the Selling Stockholders	Up to shares of Class A common stock previously issued in exempt private offerings.

Class A common stock to be outstanding after this offering	shares of Class A common stock (or shares if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share.

Option to purchase additional shares	We have granted the underwriters a 45-day option to purchase up to additional shares of our Class A common stock at the public offering price, less the underwriting discounts and commissions.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $            million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ ____ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the capital markets. We currently intend to use the net proceeds we receive from this offering for veterinary hospital acquisitions, real estate acquisitions, hiring of additional personnel, capital improvements and general corporate purposes. See “Use of Proceeds.”

All proceeds from the sale of the Selling Stockholder Shares under this prospectus by the selling stockholders will be for the account of the selling stockholders. We will not receive any proceeds from the sale of the Selling Stockholder Shares x.

Representative’s warrants	We will issue to Spartan Capital Securities, LLC, the lead underwriter or its designee(s), at the closing of this offering, warrants to purchase a number of shares of our common stock equal to 5% of the aggregate number of shares of common stock sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares). The representative’s warrants will be exercisable on the effective date of the registration statement of which this prospectus is a part and will expire five years after the effective date of the registration statement of which this prospectus is a part. The exercise price of the representative’s warrants will equal 125% of the public offering price per share. See “Plan of Distribution.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Listing	We have applied to list our Class A common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ ”.

8

The number of shares of our Class A common stock to be outstanding after this offering is based on _____ shares of our Class A common stock outstanding as of the date of this prospectus and:

•	shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) issuable upon exercise of the representative’s warrants;

•	shares of Class A common stock underlying a warrant issued to Target Capital 1 LLC; and

•	shares of Class A common stock underlying a warrant issued to Dragon Dynamic Catalytic Bridge SAC Fund.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering;
•	the sale of shares of Class A common stock in this offering at an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	no exercise of the warrants referred to above; and
•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

9

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary statements of operations data for the years ended December 31, 2021 and 2020 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2022 and 2021 and balance sheet data as of June 30, 2022 are derived from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, in the opinion of management, reflect all normal, recurring adjustments that are necessary to state fairly the unaudited interim condensed financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the six months ended June 30, 2022 are not necessarily indicative of results that may be expected for the full year or any other period. You should read the summary financial data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

December 31, 2021 and December 31, 2020 and the Six Months Ended June 30, 2022 Consolidated Statements of Operations and Balance Sheet:

	Year Ended December 31,		Six Months Ended June 30, (unaudited)
	2021	2020	2022	2021

REVENUE	$2,549,134	$-	$3,731,278	$878,727

COST OF GOODS SOLD	1,719,844	-	2,575,222	517,059

GROSS PROFIT	829,290	-	1,156,056	361,668

OPERATING EXPENSES:
Salaries and wages	1,236,746	-	1,214,849	423,305
Depreciation and amortization	86,465	-	162,355	31,734
General and administrative	555,300	460	773,291	160,759
TOTAL OPERATING EXPENSES	1,876,511	460	2,150,495	615,798

OPERATING LOSS	(1,047,221)	(460)	(994,439)	(254,130)

OTHER INCOME (EXPENSE):
Interest income	161	-	38	11
Interest expense	(194,811)	-	(356,434)	(49,178)
Other expenses	(14,861)	-	(4,596)	-
TOTAL OTHER INCOME (EXPENSE)	(209,511)	-	(360,992)	(49,167)

LOSS BEFORE INCOME TAXES	(1,256,732)	(460)	(1,355,431)	(303,297)

PROVISION FOR INCOME TAXES	266,469	-	(30,094)	-

NET LOSS	$(1,523,201)	$(460)	$(1,325,337)	$(303,297)

Basic and Diluted, Class A	$(0.35)	$(0.00)	$(1.57)	$(0.07)
Basic and Diluted, Class B	$(2.16)	$(0.15)	$(0.31)	$(0.46)

Shares used to compute loss per share
Basic and Diluted, Class A	703,875	3,126	845,456	665,608
Basic and Diluted, Class B	4,300,000	4,300,000	4,300,000	4,300,000

		As of
	As of	June 30, 2022
	December 31, 2021	(unaudited)
Selected Balance Sheet Data (end of period):
Cash and cash equivalent	$2,058,419	$859,711
Total assets	6,137,625	11,699,279
Total debt	6,693,550	13,305,217
Total liabilities	7,198,855	14,085846
Total stockholders’ deficit	$(1,061,230)	$(2,386,567)

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Unless the context otherwise requires, references in this section to “we,” “us,” “our,” “Inspire Veterinary” and the “Company” refer to Inspire Veterinary Partners, Inc.

Risks Related to our Business

We have a limited operating history, are not profitable and may never become profitable.

We have not generated any revenue to date, and we expect to continue to incur significant acquisition related costs and other expenses. Our net loss and comprehensive loss for the years ended December 31, 2021 and December 31, 2020 was approximately $(1,523,201) and $(460). Our accumulated deficit as of December 31, 2021 was approximately $(1,523,762). As of December 31, 2021, we had total shareholders’ equity of approximately $(1,061,230). We expect to continue to incur net losses for the foreseeable future, as we continue our development and acquisition of veterinary hospitals and related veterinary servicing activities. If we fail to achieve or maintain profitability, then we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.

If our business plan is not successful, we may not be able to continue operations as a going concern and our shareholders may lose their entire investment in us.

As discussed in the Notes to Financial Statements included in this Registration Statement, at June 30, 2022, we had $859,711 of cash out of which $                      will be used to pay the unpaid amount of the estimated costs of this offering.

If we fail to raise sufficient capital in this offering, we will have to explore other financing activities to provide us with the liquidity and capital resources we need to meet our working capital requirements and to make capital investments in connection with ongoing operations. We cannot give assurance that we will be able to secure the necessary capital when needed. Consequently, we raise substantial doubt that we will be able to continue operations as a going concern, and our independent auditors included an explanatory paragraph regarding this uncertainty in their report on our financial statements for the period ended December 31, 2021. Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Our business plans may not be successful in addressing the cash flow issues. If we cannot continue as a going concern, our shareholders may lose their entire investment in us. If we fail to raise sufficient capital in this offering, we will have to explore other financing activities to provide us with the liquidity and capital resources we need to meet our working capital requirements and to make capital investments in connection with ongoing operations. We cannot give assurance that we will be able to secure the necessary capital when needed. Consequently, we raise substantial doubt that we will be able to continue operations as a going concern, and our independent auditors included an explanatory paragraph regarding this uncertainty in their report on our financial statements for the periods ended December 31, 2021 and June 30, 2022. Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Our business plans may not be successful in addressing the cash flow issues. If we cannot continue as a going concern, our shareholders may lose their entire investment in us.

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We may need to raise additional capital to achieve our goals.

We currently incur operate at a net loss and a comprehensive loss and anticipate incurring additional expenses as a public company. We are also seeking to identify potential complementary acquisition opportunities in the veterinary services and animal health sectors. Some of our anticipated future expenditures will include: costs of identifying additional potential acquisitions; costs of obtaining regulatory approvals; and costs associated with marketing and selling our services. We also may incur unanticipated costs. Because the outcome of our development activities and commercialization efforts is inherently uncertain, the actual amounts necessary to successfully complete the development and commercialization of our existing or future veterinary services s may be greater or less than we anticipate.

As a result, we will need to obtain additional capital to fund the development of our business. Except for our WealthSouth (a division of Farmers National Bank of Danville, Kentucky) master lending and credit facility, we have no master agreements or arrangements with respect to any financings, and any such financings may result in dilution to our shareholders, the imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business or the value of our common shares.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate one or more of our veterinary service programs or any future commercialization efforts.

The Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

The Company will face a significant increase in insurance, legal, accounting, administrative and other costs and expenses as a public company that none of the formerly corporate or company privately-held acquisition targets that we may attempt to purchase incur as a private company. The Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission (the “Commission”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board, the Commission and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require the Company to carry out activities that it previously has not done. For example, the Company will adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with the Commission’s reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), The Company could incur additional costs rectifying those issues, and the existence of those issues could adversely affect the Company’s reputation or investor perceptions of it. Being a public company could make it more difficult or costly for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for the Company to attract and retain qualified persons to serve on the board, board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

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If we fail to manage our growth effectively, our brand, business and operating results could be harmed.

We have experienced, and expect to continue to experience, rapid growth in our headcount and operations, which places substantial demands on management and our operational infrastructure. We will need to significantly expand our organization and systems to support our future expected growth. If we fail to manage our growth effectively, we will not be successful, and our business could fail. To manage the expected growth of our operations and personnel, we will be required to improve existing, and implement new, transaction-processing, operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. We intend to continue making substantial investments in our technology, sales and data infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a significant number of new employees, while maintaining the beneficial aspects of our existing corporate culture, which we believe fosters innovation, teamwork and a passion for our veterinary services and clients. In addition, our revenue may not grow at the same rate as the expansion of our business. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations or that management will be able to hire, train, retrain, motivate and manage required personnel. If we are unable to manage our growth effectively, the quality of our platform, efficiency of our operations, and management of our expenses could suffer, which could negatively impact our brand, business, operating results and profitability.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, and facilities, or through strategic alliances, and the failure to manage these acquisitions or strategic alliances, or to integrate them with our existing business, could have a material adverse effect on us.

The pet care industry is highly fragmented. We have completed acquisitions in the past and may pursue expansion, acquisition, investment and other strategic alliance opportunities in the future. If we are unable to manage acquisitions, or strategic ventures, or integrate any acquired businesses effectively, we may not realize the expected benefits from the transaction relative to the consideration paid, and our business, financial condition, and results of operations may be adversely affected. Acquisitions, investments and other strategic alliances involve numerous risks, including:

•	problems integrating the acquired business, facilities or services, including issues maintaining uniform standards, procedures, controls and policies;
•	unanticipated costs associated with acquisitions or strategic alliances;
•	losses we may incur as a result of declines in the value of an investment or as a result of incorporating an investee’s financial performance into our financial results;
•	diversion of management’s attention from our existing business;
•	risks associated with entering new markets in which we may have limited or no experience;
•	potential loss of key employees of acquired businesses;
•	the risks associated with businesses we acquire or invest in, which may differ from or be more significant than the risks our other businesses face;
•	potential unknown liabilities associated with a business we acquire or in which we invest; and
•	increased legal and accounting compliance costs.

Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities and services and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. As a result of future strategic transactions, we might need to issue additional equity securities, spend our cash, or incur debt (which may only be available on unfavorable terms, if at all), contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. If we are unable to identify suitable acquisitions, investments or strategic relationships, or if we are unable to integrate any acquired businesses, facilities and services effectively, our business, financial condition, and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses or investments may not meet or exceed our expectations or desired objectives.

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We may seek to raise additional funds in the future through debt financing which may impose operational restrictions on our business and may result in dilution to existing or future holders of our common shares.

We expect that we will need to raise additional capital in the future to help fund our business operations. Debt financing, if available, may require restrictive covenants, which may limit our operating flexibility and may restrict or prohibit us from:

•	paying dividends or making certain distributions, investments and other restricted payments;
•	incurring additional indebtedness or issuing certain preferred shares;
•	selling some or all of our assets;
•	entering into transactions with affiliates;
•	creating certain liens or encumbrances;
•	merging, consolidating, selling or otherwise disposing of all or substantially all of our assets; and
•	designating our subsidiaries as unrestricted subsidiaries.

Debt financing may also involve debt instruments that are convertible into or exercisable for our common shares. The conversion of the debt-to-equity financing may dilute the equity position of our existing shareholders.

We may acquire other businesses or form joint ventures that may be unsuccessful and could adversely dilute your ownership of our company.

As part of our business strategy, we may pursue in-licenses or acquisitions of other complementary assets and businesses and may also pursue strategic alliances. We have no experience in acquiring other assets or businesses and have limited experience in forming such alliances. We may not be able to successfully integrate any acquisitions into our existing business, and we could assume unknown or contingent liabilities or become subject to possible stockholder claims in connection with any related-party or third-party acquisitions or other transactions. We also could experience adverse effects on our reported results of operations from acquisition-related charges, amortization of acquired technology and other intangibles and impairment charges relating to write-offs of goodwill and other intangible assets from time to time following an acquisition. Integration of an acquired company requires management resources that otherwise would be available for ongoing development of our existing business. We may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.

To finance future acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your ownership interest in us. Alternatively, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders.

We have generated net operating loss carryforwards for U.S. income tax purposes, but our ability to use these net operating losses may be limited by our inability to generate future taxable income.

Our U.S. businesses have generated consolidated net operating loss carryforwards (“U.S. NOLs”) for U.S. federal and state income tax purposes of $3,327,282 as of June 30, 2022. These U.S. NOLs can be available to reduce income taxes that might otherwise be incurred on future U.S. taxable income. The utilization of these U.S. NOLs would have a positive effect on our cash flow. However, there can be no assurance that we will generate the taxable income in the future necessary to utilize these U.S. NOLs and realize the positive cash flow benefit. A portion of our U.S. NOLs have expiration dates. There can be no assurance that, if and when we generate taxable income in the future from operations or the sale of assets or businesses, we will generate such taxable income before such portion of our U.S. NOLs expire. Under the Tax Cuts and Jobs Act (the “TCJA”), federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely. Under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), federal NOL carryforwards arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding the tax year of such loss. Due to our cumulative losses through June 30, 2022 we do not anticipate that such provision of the CARES Act will be relevant to us. The deductibility of federal NOLs may be limited. It is uncertain if and to what extent various states will conform to TCJA or the CARES Act.

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Our ability to utilize the U.S. NOLs after an “ownership change” is subject to the rules of the United States Internal Revenue Code of 1986, as amended (the “Code”) Section 382. An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% percent or more of the value of our shares or are otherwise treated as 5% percent shareholders under Code Section 382 and the Treasury Regulations promulgated thereunder increase their aggregate percentage ownership of the value of our shares by more than 50 percentage points over the lowest percentage of the value of the shares owned by these shareholders over a three-year rolling period. An ownership change could also be triggered by other activities, including the sale of our shares that are owned by our 5% shareholders. In the event of an ownership change, Section 382 would impose an annual limitation on the amount of taxable income we may offset with U.S. NOLs. This annual limitation is generally equal to the product of the value of our shares on the date of the ownership change multiplied by the long-term tax-exempt rate in effect on the date of the ownership change. The long-term tax-exempt rate is published monthly by the IRS. Any unused Section 382 annual limitation may be carried over to later years until the applicable expiration date for the respective U.S. NOLs (if any). In the event an ownership change as defined under Section 382 were to occur, our ability to utilize our U.S. NOLs would become substantially limited. The consequence of this limitation would be the potential loss of a significant future cash flow benefit because we would no longer be able to substantially offset future taxable income with U.S. NOLs. There can be no assurance that such ownership change will not occur in the future.

If we fail to attract and keep senior management, we may be unable to successfully integrate acquisitions, scale our offerings of veterinary services, and deliver enhanced customer services, which may impact our results of operations and financial results.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and senior personnel. We are highly dependent upon our senior management, particularly Kimball Carr and Charles Stith Keiser. The loss of services of any of these individuals could negatively impact our ability to successfully integrate acquisitions, scale our employee roster, and deliver enhanced veterinary services, which may impact our results of operations and financial results. Although we have entered an employment agreement with Kimball Carr, our Chairman, Chief Executive Officer and President, for one 3-year term (automatically extending for one-year terms thereafter) there can be no assurance that Mr. Carr or any other senior executive officer will extend their terms of service. The Company has not entered into an employment agreement with Charles Stith Keiser.

Our management does not have experience as senior management of a public company or ensuring compliance with public company obligations, and fulfilling these obligations will be expensive and time consuming, which may divert management’s attention from the day-to-day operation of its business.

Our senior management does not have experience as senior management a publicly traded company and have limited experience complying with the increasingly complex laws pertaining to public companies. In particular, the significant regulatory oversight and reporting obligations imposed on public companies will require substantial attention from senior management and may divert attention away from the day-to-day management of its business, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, corporate governance obligations, including with respect to the development and implementation of appropriate corporate governance policies will impose additional burdens on the Company’s non-executive directors.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on the Company’s business, operating results and stock price.

Prior to this offering, the Company was not a publicly listed company or an affiliate of a publicly listed company, and it has not previously dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those of a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If the Company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of the common stock.

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The Company and its auditors were not required to perform an evaluation of internal control over financial reporting as of or for the years ended December 31, 2021 or 2020 in accordance with the provisions of the Sarbanes-Oxley Act. The Company’s independent registered public accounting firm will not be required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act  until the Company’s first annual report on Form 10-K following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by our management, and those control deficiencies could also represent one or more material weaknesses. In addition, the Company cannot, at this time, predict the outcome of this determination and whether the Company will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years the Company is unable to assert that the Company’s internal control over financial reporting is effective, or if the Company’s auditors express an opinion that the Company’s internal control over financial reporting is ineffective, the Company may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of the Company’s common stock.

We may incur successor liabilities due to conduct arising prior to the completion of the various acquisitions.

We may become subject to certain successor liabilities of recently acquired subsidiary businesses. We may also become subject to litigation claims in the operation of such businesses prior to the closing of such subsidiary acquisitions, including, but not limited to, with respect to tax, regulatory, employee or contract matters. Any litigation may be expensive and time-consuming and could divert the attention of management from its business and negatively affect its operating results or financial condition. Furthermore, the outcome of any litigation cannot be guaranteed, and adverse outcomes can affect our results of operations negatively.

Purchasing real estate with hospital acquisitions brings additional complexity and cost.

By purchasing buildings and land with many of the acquisitions that the Company completes, the financing, due diligence and regulatory requirements of these purchases are much more complex. Issues such as building inspections and related delays, zoning requirements and permitting variabilities in across many states all have the potential to cause delays with the purchase of acquisitions and increase the costs of acquiring target locations.

Our estimate of the size of our addressable market may prove to be inaccurate.

Data for retail veterinary services to domestic pets is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our services will grow, if at all. While our market size estimates have been made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate. If our estimates of the size of our addressable market are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to execute our growth strategies successfully or manage and sustain our growth, and as a result, our business may be adversely affected.

Our strategies include expanding our veterinary service offerings and building out our digital and data capabilities, growing our market share in services like grooming and training, enhancing our owned brand portfolio, and introducing new offerings to better connect with our customers. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

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•	whether we have adequate capital resources to expand our offerings and build out our digital and data capabilities;
•	our ability to relocate our pet care centers and obtain favorable sites and negotiate acceptable lease terms;
•	our ability to hire, train and retain skilled managers and personnel, including veterinarians, information technology professionals, owned brand merchants, and groomers and trainers; and
•	our ability to continue to upgrade our information and other operating systems and to make use of the data that we collect through these systems to offer better products and services to our customers.

Our existing locations may not maintain their current levels of sales and profitability, and our growth strategies may not generate sales levels necessary to achieve pet care center level profitability comparable to that of our existing locations. To the extent that we are unable to execute on our growth strategies in accordance with our expectations, our sales growth would come primarily from the organic growth of existing product and service offerings.

We may experience difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

The successful growth of our veterinary services business depends on our ability to recruit and retain skilled veterinarians and other veterinary technical staff. We face competition from other veterinary service providers in the labor market for veterinarians, and from time to time, we may experience shortages of skilled veterinarians in markets in which we operate our veterinary service businesses, which may require us or our affiliated veterinary practices to increase wages and enhance benefits to recruit and retain enough qualified veterinarians to adequately staff our veterinary services operations. If we are unable to recruit and retain qualified veterinarians, or to control our labor costs, our business, financial condition, and results of operations may be materially adversely affected.

Negative publicity arising from claims that we do not properly care for animals we handle could adversely affect how we are perceived by the public and reduce our sales and profitability.

From time to time we receive claims or complaints alleging that we do not properly care for some of the pets we handle or for companion animals we handle, which mainly includes dogs and cats but may include other animals as we acquire additional facilities. Deaths or injuries may occur in the future while animals are in our care. As a result, we may be subject to claims that our animal care practices do not provide the proper level of care. Any such claims or complaints, as well as any related news reports or reports on social media, even if inaccurate or untrue, could cause negative publicity, which in turn could harm our business and have a material adverse effect on our results of operations.

Our quarterly operating results may fluctuate due to the timing of expenses, veterinary facility acquisitions, veterinary facility closures, and other factors.

Our expansion plans, including the timing of new and remodeled veterinary facility acquisitions, and related pre-opening costs, the amount of net sales contributed by new and existing veterinary facilities, and the timing of and estimated costs associated with veterinary facility closings or relocations, may cause our quarterly results of operations to fluctuate. Quarterly operating results are not necessarily accurate predictors of performance.

Quarterly operating results may also vary depending on a number of factors, many of which are outside our control, including:

•	changes in our pricing policies or those of our competitors;
•	our sales and channels mix and the relevant gross margins of the products and services sold;
•	the hiring and retention of key personnel;
•	wage and cost pressures;
•	changes in fuel prices or electrical rates;
•	costs related to acquisitions of businesses; and
•	general economic factors.

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The COVID-19 outbreak has disrupted our business, and any future outbreak of a health epidemic or other adverse public health developments could materially and adversely affect our business and operating results.

The COVID-19 outbreak disrupted our business and any future outbreak of a health epidemic or other adverse public health developments could materially and adversely affect our business and operating results. There is continuing uncertainty relating to the potential effect of COVID-19 on our business. Infections may become more widespread and should that cause supply disruptions it would have a negative impact on our business, financial condition and operating results. In addition, a significant health epidemic could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the market for our veterinary services, which could have a material adverse effect on our business, operating results and financial condition. The extent to which the COVID-19 pandemic impacts our business will depend on future developments that are uncertain and unpredictable, including the duration and severity of the COVID-19 pandemic, its impact on capital and financial markets, the continued timing of widespread availability of COVID-19 vaccines, the willingness of individuals to become vaccinated, the efficacy of vaccinations, virus mutations and variants, the length of time COVID-19 related restrictions continue to stay in place or are reinstituted and for economic and operating conditions to return to prior levels, together with resulting consumer behaviors, and numerous other uncertainties, all of which remain uncertain. Any of these events could have a material adverse impact on our business, financial condition, results of operations and ability to execute and capitalize on our strategies for a period of time that is currently unknown.

Our continued success is largely dependent on positive perceptions of our company.

Management believes our continued success is largely dependent on positive perceptions of our company as a high-quality employer and operator within the veterinary space. We may receive claims or complaints alleging that we do not properly care for some of the pets we handle or for companion animals we handle and sell, which may include dogs, cats, birds, fish, reptiles, and other small animals. Deaths or injuries sometimes occur while animals are in our care. As a result, we may be subject to claims that our animal care services, including grooming, training, veterinary, and other services, or the related training of our associates or handling of animals by them, do not provide the proper level of care. Our efforts to establish our reputation as a “health and wellness” company increase the risk of claims or complaints regarding our practices. Any such claims or complaints, as well as any related news reports or reports on social media, even if inaccurate or untrue, could cause negative publicity, which in turn could harm our business and have a material adverse effect on our results of operations.

To be successful in the future, we must continue to preserve, grow, and leverage the value of our reputation and our brand. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents may erode trust and confidence and have adverse effects on our business and financial results, particularly if they result in adverse publicity or widespread reaction on social media, governmental investigations, or litigation. Our brand could be adversely affected if our public image or reputation were to be tarnished by negative publicity. Failure to comply or accusations of failure to comply with ethical, social, labor, data privacy, and environmental standards could also jeopardize our reputation and potentially lead to various adverse consumer actions. Any of these events could adversely affect our business.

As the Company grows, expanding the mergers and acquisitions team in order to select and properly integrate new locations will be necessary. We also will have to build our marketing, sales, managerial and other non-technical capabilities and make arrangements with third parties to perform certain of these other services, and we may not be successful in doing so. Building an internal sales organization is time consuming and expensive and will significantly increase our compensation expense. If we are unable to market and build proven client-acquisition processes at local level our future revenue could suffer.

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Our business may be harmed if our computer network containing employee or other information is compromised, which could adversely affect our results of operations.

We occasionally collect or store proprietary or confidential information regarding our employees or customers, and others, including credit card information and potentially personally identifiable information. We may also collect, store, and transmit employees’ health information in order to administer employee benefits; accommodate disabilities and injuries; and comply with public health requirements. We can not assure you that future potential cyber-attacks will not expose us to material liability. Security could be compromised and confidential information, such as customer credit card numbers, employee information, or other personally identifiable information could be misappropriated or system disruptions could occur. In addition, cyber-attacks such as ransomware attacks could lock us out of our information systems and disrupt our operations. If our information systems or infrastructure fail to perform as designed or are interrupted for a significant period of time, our business could be adversely affected.

Labor disputes may have an adverse effect on our operations.

We are not currently party to a collective bargaining agreement with any of our employees. If we were to experience a union organizing campaign, this activity could be disruptive to our operations, increase our labor costs and decrease our operational flexibility. We cannot assure you that some or all of our employees will not become covered by a collective bargaining agreement or that we will not encounter labor conflicts or strikes. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration, as well as current or future unionization efforts among other large employers. Particularly, in light of current support for changes to federal and state labor laws, we cannot provide any assurance that we will not experience additional and more successful union organization activity in the future. Any labor disruptions could have an adverse effect on our business or results of operations and could cause us to lose customers. Further, our responses to any union organizing efforts could negatively impact our reputation and have adverse effects on our business, including on our financial results.

We may be subject to personal injury, workers’ compensation, discrimination, harassment, wrongful termination, wage and hour, and other claims in the ordinary course of business.

Our business involves a risk of personal injury, workers’ compensation, discrimination, harassment, wrongful termination, wage and hour, and other claims in the ordinary course of business. We maintain general liability insurance with a self-insured retention and workers’ compensation insurance with a deductible for each occurrence. We also maintain umbrella insurance above the primary general liability coverage. No assurance can be given that our insurance coverage will be available or sufficient in any claims brought against us.

Additionally, we are subject to U.S. federal, state, and local employment laws that expose us to potential liability if we are determined to have violated such employment laws, including but not limited to, laws pertaining to minimum wage rates, overtime pay, discrimination, harassment, and wrongful termination. Compliance with these laws, including the remediation of any alleged violation, may have a material adverse effect on our business or results of operations.

We may be subject to litigation.

We may become party to litigation from time to time in the ordinary course of business, which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for our common stock and could potentially use significant resources. Even if we are involved in litigation and win, litigation can redirect significant resources of management and the Company.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events, such as earthquakes, flooding, wildfires, power shortages, pandemics such as COVID-19, terrorism, political unrest, telecommunications failure, vandalism, cyberattacks, geopolitical instability, war, drought, sea level rise and other events beyond our control may cause damage or disruption to our operations, the operations of our suppliers and service providers, international commerce and the global economy, and could seriously harm our revenue and financial condition and increase our costs and expenses. A natural disaster or other catastrophic event in any of our major markets could have a material adverse impact on our business, financial condition, results of operations, or cash flows. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

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Risks Related to Government Regulation

Various government regulations could limit or delay our ability to develop and commercialize our services or otherwise negatively impact our business.

 We are subject to a variety of federal, state and local laws and regulations that govern, among other things, our business practices in the U.S., such as anti-corruption and anti-competition laws. rules and regulations promulgated by the Occupational Safety and Health Administration (“OSHA”), state veterinary practice acts, state veterinary ownership regulations, and by various other federal, state and local authorities regarding the medical treatment of domestic animals. See “Our Business—Government Regulation.” In addition, we are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the U.S. Environmental Protection Agency, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. These laws and regulations also govern our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions and citizenship requirements. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our outsourced proprietary brand manufacturing partners) material costs to comply with current or future laws and regulations. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially and adversely affect our business, financial condition, and results of operations. These legal and regulatory requirements differ among jurisdictions across the country and are rapidly changing and increasingly complex. The costs associated with compliance with these legal and regulatory requirements are significant and likely to increase in the future.

Any failure to comply with applicable legal and regulatory requirements could result in fines, penalties and sanctions and damage to our reputation. These developments and others related to government regulation could have a material adverse effect on our reputation, business, financial condition, and results of operations.

Additionally, some states require veterinary para-professional team members to be licensed before performing tasks and duties which are critical to the workflow of a veterinary clinic. These regulations require that we are selective in where we choose to purchase hospitals, or, allocate funds and resources to finding, training and paying for licensing for employees.

Further risks to our business include certain states which prohibit non-veterinarians from owning or operating a veterinary clinic. These regulations are designed to limit corporate ownership in the veterinary space and, while there are feasible workarounds which our company and others have employed, these regulations represent additional cost and complexity.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain Commission and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

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Failure to comply with governmental regulations or the expansion of existing or the enactment of new laws or regulations applicable to our veterinary services could adversely affect our business and our financial condition or lead to fines, litigation, or our inability to offer veterinary products or services in certain states.

All of the states in which we operate impose various registration, permit, and/or licensing requirements relating to the provision of veterinary products and services. To fulfill these requirements, we believe that we have registered with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our veterinary service businesses are required to maintain valid state licenses to practice.

In addition, certain states have laws, rules, and regulations which require that veterinary medical practices be owned by licensed veterinarians and that corporations which are not owned by licensed veterinarians refrain from providing, or holding themselves out as providers of, veterinary medical care, or directly employing or otherwise exercising control over veterinarians providing such care. We may experience difficulty in expanding our operations into other states or jurisdictions with similar laws, rules, and regulations. Our provision of veterinary services through tele-veterinarian offerings is also subject to an evolving set of state laws, rules, and regulations. Although we believe that we have structured our operations to comply with our understanding of the veterinary medicine laws of each state or jurisdiction in which we operate, interpretive legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any jurisdiction in which we operate could have a material adverse effect on us, particularly if we are unable to restructure our operations to comply with the requirements of that jurisdiction.

We strive to comply with all applicable laws, regulations and other legal obligations applicable to our veterinary services. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us to comply with our filed permits and licenses with any applicable federal-, state-, or international-related laws, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities. Any such claim, proceeding, or action could hurt our reputation, brand and business, force us to incur significant expenses in defending such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws or regulations applicable to our veterinary services. In addition, various federal, state, and foreign legislative and regulatory bodies may expand existing laws or regulations, enact new laws or regulations, or issue revised rules or guidance applicable to our veterinary services. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and results of operations.

We may fail to comply with various state or federal regulations covering the dispensing of prescription pet medications, including controlled substances, through our veterinary services businesses, which may subject us to reprimands, sanctions, probations, fines, or suspensions.

The sale and delivery of prescription pet medications and controlled substances through our veterinary services businesses are governed by extensive regulation and oversight by federal and state governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently, and can be inconsistent or conflicting. In addition, the governmental authorities that regulate our business have broad latitude to make, interpret, and enforce the laws and regulations that govern our operations and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. In the future, we may be subject to routine administrative complaints incidental to the dispensing of prescription pet medications through our veterinary services businesses.

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We are subject to environmental, health, and safety laws and regulations that could result in costs to us.

In connection with the ownership and operations of our pet care centers and distribution centers, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of wastes and the cleanup of contaminated sites. We could incur costs, including fines and other sanctions, cleanup costs, and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. Although we are not aware of any of our sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of the discovery of contaminants in the future could result in additional costs.

Risks Related to this Offering and Ownership of our Common Shares

We are not currently traded on an exchange or market. If we are successful at being traded or listed, an active, liquid trading market for our common stock may not develop or be sustained. If and when an active market develops the price of our common stock may be volatile.

Presently, our common stock is not listed or traded on any stock exchange or marketplace. In the absence of a trading market investors will have difficulty buying and selling or obtaining market quotations. Market visibility for shares of our common stock is limited. If a market ever develops for our shares, a lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock. In addition, even if a market develops there can be no assurances that such market will continue or that any shares of common stock will be able to be sold without incurring a loss. Any such market price of the common stock may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the common stock in the future. Further, the market price for the common stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general.

The lack of a market impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of a market also reduces the fair market value of your shares. Lack of a market, or an inactive market may also impair our ability to raise capital to continue to fund operations by selling shares.

If securities or industry analysts do not publish research or reports about our company, or if they issue adverse or misleading opinions regarding us or our stock, our stock price and trading volume could decline.

We will have to be obtain research coverage by securities and industry analysts; if coverage is not maintained, the market price for our stock may be adversely affected. Our stock price also may decline if any analyst who covers us issues an adverse or erroneous opinion regarding us, our business model or our stock performance, or if our operating results fail to meet analysts’ expectations. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline and possibly adversely affect our ability to engage in future financings.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth and not to pay any cash dividends on our common shares. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market price of our common shares. There is no assurance that our common shares will appreciate in price. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

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Our shares will be subordinate to all of our debts and liabilities, which increases the risk that you could lose your entire investment.

Our shares are equity interests that will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to our shareholders. The amount of any debt financing we incur creates a substantial risk that in the event of our bankruptcy, liquidation or reorganization, we may have no assets remaining for distribution to our shareholders after payment of our debts.

Our board of directors may authorize and issue shares of new classes of stock that could be superior to or adversely affect you as a holder of our common stock

Our board of directors has the power to authorize and issue shares of classes of stock, including preferred stock that have voting powers, designations, preferences, limitations and special rights, including preferred distribution rights, conversion rights, redemption rights and liquidation rights without further shareholder approval which could adversely affect the rights of the holders of our common stock. In addition, our board could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing common stockholders.

Any of these actions could significantly adversely affect the investment made by holders of our common stock. Holders of common stock could potentially not receive dividends that they might otherwise have received. In addition, holders of our common stock could receive less proceeds in connection with any future sale of the Company, whether in liquidation or on any other basis.

Our articles of incorporation authorizes the issuance of one hundred million (100,000,000) shares of Class A common stock, twenty million (20,000,000) share of Class B common stock, and fifty million (50,000,000) shares of preferred stock. We currently have 845,456, 4,300,000 and zero shares of Class A common stock, Class B common stock and preferred stock, respectively, issued and outstanding. The future issuance of Class A common stock or Class B common stock will result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

If we are successful at obtaining quotation of or a listing for our shares, the trading price of our Common Stock is likely to be volatile, which could result in substantial losses to investors.

The trading price of our common stock is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located outside of the United States. In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;

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•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our brand, our services or our industry;
•	additions or departures of key personnel;
•	sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our common stock will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of our Class A common stock could adversely affect their market price.

Sales of substantial amounts of our Class A common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A common stock and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities. We currently have 5,020,456 shares of common stock outstanding, with approximately 99% of the voting power of our shares being held by two affiliates, Star Circle Advisory Group and Wilderness Trace Veterinary Partners, LLC. Our directors Kimball Car, James S. Coleman, Peter Lau and Richard Marten control Star Circle Advisory Group, and our director Charles Hurst Keiser, DMV controls Wilderness Trace Veterinary Partners, LLC. Accordingly, the interests of our controlling stockholders may differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of other public companies. In addition, we cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our common stock.

We expect that the price of our Class A common shares will fluctuate substantially.

You should consider an investment in our Class A common shares risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The price of our Class A common shares that will prevail in the market after the sale of our Class A common shares by a selling shareholder may be higher or lower than the price you have paid. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares. These risks include those described or referred to in this “Risk Factors” section and elsewhere in this report as well as, among other things:

•	announcements of regulatory approval or disapproval of any of our existing or future veterinary services or of regulatory actions affecting us or our industry;
•	quarterly variations in our results of operations or those of our competitors;
•	changes in our earnings estimates or recommendations by securities analysts or adverse publicity about us or our veterinary services;
•	announcements by us or our competitors of new veterinary services or veterinary hospital services, significant contracts, commercial relationships, acquisitions or capital commitments;
•	announcements relating to future development or license agreements including termination of such agreements;

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•	adverse developments with respect to our intellectual property rights or those of our principal collaborators;
•	commencement of litigation involving us or our competitors;
•	any major changes in our board of directors or management;
•	new legislation in the United States and abroad relating to our business;
•	market conditions in the animal health industry, in general, or in the pet therapeutics sector, in particular, including performance of our competitors; and
•	general economic conditions in the United States and abroad.

In addition, the stock market, in general, or the market for stocks in our industry, in particular, may experience broad market fluctuations, which may adversely affect the market price or liquidity of our common shares. Any sudden decline in the market price of our common shares could trigger securities class-action lawsuits against us. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management would be diverted from our business and operations. We also could be subject to damages claims if we are found to be at fault in connection with a decline in our stock price.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and a smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company: we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an emerging growth company we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

We may remain an emerging growth company until as late as December 31, 2026, though we may cease to be an emerging growth company earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

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Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

Investors in this offering may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

Risks Related to Intellectual Property

We may be unable to adequately protect our intellectual property rights.

We regard our brand, customer lists, trademarks, trade dress, domain names, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our trademark applications may never be granted. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “approximately,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.

We cannot predict all of the risks and uncertainties. Accordingly, such information should not be regarded as representations that the results or conditions described in such statements or that our objectives and plans will be achieved and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and include information concerning possible or assumed future results of our operations, including statements about potential acquisition or merger targets; business strategies; future cash flows; financing plans; plans and objectives of management; any other statements regarding future acquisitions, future cash needs, future operations, business plans and future financial results, and any other statements that are not historical facts.

All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements or other information contained herein. Shareholders and potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved.

These forward-looking statements represent our intentions, plans, expectations, assumptions `and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Considering these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. All subsequent written and oral forward-looking statements concerning other matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

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SELLING STOCKHOLDERS

The table below presents information regarding the Selling Stockholders and the Selling Stockholder Shares that they may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders and reflects holdings as of October 21, 2022. As used in this Prospectus, the term “Selling Stockholders” includes the named stockholders, and any donees, pledgees, transferees, or other successors-in-interest selling shares received after the date of this prospectus from the Selling Stockholders as a gift, pledge, or other non-sale related transfer.

The number of shares in the column “Total Number of Shares to be Offered for Selling Shareholder Account” represents all of the shares of Class A common stock that the Selling Stockholders may offer under this Prospectus. The Selling Stockholders may sell some, all, or none of their shares offered by this prospectus. We do not know how long the Selling Stockholders will hold the shares before selling them, and we currently have no agreements, arrangements, or understandings with the Selling Stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Exchange Act and includes shares of Class A common stock with respect to which the Selling Stockholders have voting and investment power. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the date of this table. To our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned. The percentage of shares of Class A common stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of               shares of our Class A common stock outstanding as of the date of this prospectus.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Star Circle Advisory Group, LLC(1)	2,150,000	2,150,000
Dragon Dynamic Catalytic Bridge SAC Fund(1)
Target Capital 1 LLC(2)
Greg Armstrong	87,500	87,500
Jeannie Bellsmith	25,000	25,000
Nickolas Biermaier	25,000	25,000
James Carraway	25,000	25,000
Allen Craig	25,000	25,000
Katherine Crumley	25,000	25,000
Adam Grecco	25,000	25,000
Katey Keeton	25,000	25,000

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Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Nancy Keiser	87,500	87,500
Charles Hurst Keiser, DMV(3)	25,000	25,000
Kelley Lay	25,000	25,000
Kenneth Lundquist	62,500	62,500
Melissa Lutz-Augustini	25,000	25,000
Jason Maag	25,000	25,000
Cassidy Matano	25,000	25,000
Sarah McFadden-Palmer	25,000	25,000
Melissa Tasky	25,000	25,000
Derek Tyson	25,000	25,000
Don Williamson	62,500	62,500
Kimball Carr(4)	22,728	22,728
Charles Stith Keiser(5)	22,728	22,728
Larry Alexander	—	—
Allen Craig	—	—
Rodney and Kelli Kerwin	—	—
Lawrence Allan Claiborne	—	—
Mark Taylor (Taylor Plumbing)	—	—
Row-Ho Investments	—	—
Richard Panuska	—	—
Farmstrong	—	—
Kelli S and Rodney J Kerwin	—	—
Steven Schuster	—	—
Neda and Richard Panuska	—	—
Cynthia and David Valerio	—	—
The Luchetti Family Living Trust UTD January 27, 2017	—	—

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Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Fur-Ever Pets / M. Rosen and V. DeRoy	—	—
Farmstrong	—	—
Chloe Gill	—	—
JGOELZROTH RD LLC	—	—
Virgil Engel	—	—
John Lacy	—	—
Donald (Jeff) and Mary Covell	—	—
Lisa Norkunas	—	—
Lucas Biermaier	—	—
Laura Arington Newbold	—	—
Gary and Melinda Striyle	—	—
Jeremy and Shannon Tarter	—	—
Russel Armstrong	—	—
Joe Gerstner	—	—
Chris Watters	—	—
Tim Watters	—	—
Michael Long	—	—
Kristopher and Shelly Knight	—	—
Kathryn Crumley	—	—
Steven David Haymore	—	—
Anita Dennison	—	—
Melissa Tasky	—	—
Kelli Kerwin	—	—
Steven Darnaby	—	—
Richard Panuska	—	—
Will and Teva Stone	—	—
Judith Keiser	—	—
Shelia (Shantila) Rexroat	—	—
Nancy Christianson	—	—

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Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Ryan Lakovitch	—	—
Elizabeth Lakovitch	—	—
Darren and Stacey Taul	—	—
Mack Johnson	—	—
Ontario LTD	—	—
Richard Heng-Shan Tao	—	—
Steven Naiser	—	—
Tony Luchetti	—	—
Ontario LTD 1394621	—	—
Warren(Rick) Goodwin	—	—
Jeremy and Shannon Tarter	—	—
Marie Leslie Schretzmann	—	—
Colin Raitiere	—	—
James and Chelsea Murray	—	—
Total:	2,870,456	2,870,456

(1)	Consists of 2,150,000 shares of Class B common stock which are convertible into 2,150,000 shares of Class A common stock at the option of the holder. Star Circle Advisory Group, LLC is controlled by our directors Messrs. Carr, Coleman, Lau and Marten. No single such director holds a controlling interest in Star Circle Advisory Group, LLC. Star Circle Advisory Group, LLC’s principal business address is 384 Grand Street Suite 1B, New York, New York 10002.
(2)	Dragon Dynamic Catalytic Bridge SAC Fund, with an address of 5 Chapel Lan, Paget, Bermuda PG 02, and Target Capital 1 LLC, with an address of 13600 Carr 968, Apt. 64, Rio Grande 745, Puerto Rico, are affiliates of Spartan Capital Securities, LLC, the lead underwriter in this offering.
(3)	Charles Hurst Keiser, DMV, is a director of the Company. Dr. Keiser also controls Wilderness Trace Veterinary Partners, LLC, the holder of 2,150,000 shares of our Class B Common Stock representing 49.7% of the voting power of all of our shares of Common Stock.
(4)	Kimball Carr is the Company’s Chairman and Chief Executive Officer.
(5)	Charles Stith Keiser is the Company’s Co-Chairman and Chief Operating Officer.

Plan of Distribution

We are registering the Selling Stockholder Shares to permit the resale of the Selling Stockholder Shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Selling Stockholder Shares. We will bear all fees and expenses incident to the registration of the Selling Stockholder Shares in the registration statement of which this prospectus forms a part. The Selling Stockholder Shares will not be sold through EF Hutton in this initial public offering.

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The Selling Stockholders may sell all or a portion of the Selling Stockholder Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Selling Stockholder Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The Selling Stockholder Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. However, the Selling Stockholders will not sell any Selling Stockholder Shares until after the closing of this initial public offering.

If the selling stockholders effect such transactions by Selling Stockholder Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the Selling Stockholder Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Selling Stockholder Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Selling Stockholder Shares in the course of hedging in positions they assume. The selling stockholders may also sell Selling Stockholder Shares short and deliver Selling Stockholder Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge Selling Stockholder Shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or Selling Stockholder Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Selling Stockholder Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Selling Stockholder Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the Selling Stockholder Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Selling Stockholder Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Selling Stockholder Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

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Under the securities laws of some states, the Selling Stockholder Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Selling Stockholder Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the Selling Stockholder Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Selling Stockholder Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Selling Stockholder Shares to engage in market-making activities with respect to the Selling Stockholder Shares. All of the foregoing may affect the marketability of the Selling Stockholder Shares and the ability of any person or entity to engage in market-making activities with respect to the Selling Stockholder Shares.

Once sold under the registration statement, of which this prospectus forms a part, the Selling Stockholder Shares will be freely tradeable in the hands of persons other than our affiliates.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $ after deducting estimated underwriting discounts and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds will be approximately $ .

We will receive no proceeds from the sale of shares of Class A common stock by the Selling Stockholders in this offering.

We intend to use the net proceeds of this offering as follows:

	Amount	Percent
USE OF NET PROCEEDS[1]
Veterinary hospital acquisitions and hiring additional personnel[2]	$	%
Real estate and facility acquisitions and capital improvements[3]	$	%
General corporate purposes[4]	$	<1%
TOTAL APPLICATION OF NET PROCEEDS	$	100.00%

[1]	Reflects estimated offering expenses, underwriting discounts, and commissions payable by us and assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.
[2]	The Company plans for an acquisition rate of ten new locations each year. As of early fourth quarter of 2022, five additional locations are under contract, with additional Letters of Intent expected in the fourth quarter and early 2023. Additional personnel are expected to include a full-time Chief Financial Officer/Controller, Manager of Human Resources, Senior Operations Manager and an office manager. Sll such personnel will be located in remote home offices. additional personnel within hospitals will include practice managers, doctors of veterinary medicine and medical directors at select hospitals.

[3]	Two current locations at which real estate has been purchased will require remodel and expansion for the addition of examination rooms and additional treatment space as medical teams are expanded in order to serve new clientele. Additionally, one leasehold location is planned for relocation to a larger lease held space which will require full build out and go from a single doctor hospital to a three-doctor facility.
[4]	The company will require funds for related to tradeshow, industry conferences and marketing activities related to mergers and acquisitions and recruiting workflows.

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The actual allocation of proceeds realized from this offering will depend upon our operating revenues and cash position and our working capital requirements and may change.

Therefore, as of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. We anticipate that the proceeds from this offering will enable us to become cash flow from operations positive.

DILUTION

If you purchase shares of common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value (deficit) as of December 31, 2021 was $           or $           per share of common stock (based upon           outstanding shares of common stock as of December 31, 2021). “Net tangible book value (deficit)” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value (deficit) per share” is net tangible book value (deficit) divided by the total number of shares of common stock outstanding.

 After giving effect to the sale by us in this offering of           shares (attributing no value to the common stock warrants or proceeds from the sale of common stock warrants being offered) at a public offering price of $           , and after deducting the estimated offering costs payable by us, our net tangible book value as of December 31, 2021 would have been $            , or $              per share of common stock. This amount represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to purchasers in this offering.

The following table illustrates the dilution:

Public offering price per common share		$
Net tangible book deficit per share as of December 31, 2021	$(0.206)
Increase in net tangible book value per share attributable to this offering	$-

Pro forma, net tangible book value per share after this offering		$
Dilution per share to new investors		$

The above table is based on 4,300,000 shares of Class A common stock and 845,456 Class B common stock outstanding as of December 31, 2021.

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MARKET FOR OUR COMMON STOCK

We have applied to list our Class A common stock on the Nasdaq under the symbol “       ”.

Holders

As of June 30, 2022, there were approximately           stockholders of record for our Class A common stock and 2 stockholders of record for our Class B common stock.

Dividend Policy

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

•	on an actual basis;
•	on a pro forma as adjusted basis to give effect to (i) the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the issuance of shares of common stock issuable upon exercise of the Representative’s warrant to be issued in connection with this offering.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	Actual (audited)	Pro Forma
Common stock - Class A, $0.0001 par value, 20 million shares authorized, 4,300,000 and 4,300,000 shares issued and outstanding as of December 31, 2021	$430
Common stock - Class B, $0.0001 par value, 100 million shares authorized, 845,456 and 50,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020	$85
Additional paid in capital	$461,916
Accumulated deficit	$(1,523,661)
TOTAL STOCKHOLDERS’ DEFICIT	$(1,061,230)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$6,137,625

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

A discussion regarding our financial condition and results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 and for the year ended December 31, 2021 compared to the year ended December 31, 2020, is presented below.

Overview

Inspire Veterinary is a corporation incorporated in the state of Delaware in 2020. On June 29, 2022, the Company converted into a Nevada corporation. The Company owns and operates veterinary hospitals throughout the United States. The Company specializes in small animal general practice hospitals which serve all manner of companion pets, emphasizing canine and feline breeds. As the Company expands, additional modalities are expected to become a part of the offerings at its hospitals, including equine care and emergency and specialty services.

With ten clinics located in seven states as of October 2022, Inspire Veterinary purchases existing hospitals which have the financial track record, marketplace advantages and future growth potential which make them worthy acquisition targets. Because the Company leverages a leadership and support structure which is distributed throughout the United States, acquisitions are not centralized to one geographic area.

The Company is the managing member of IVP Practice Holdings Co., LLC (“Holdco”), a Delaware limited liability company, which is the managing member of IVP CO Holding, LLC (“CO Holdco”), a Delaware limited liability company, IVP FL Holding Co., LLC (“FL Holdco”), a Delaware limited liability company, IVP Texas Holding Company, LLC (“TX Holdco”), a Delaware limited liability company, KVC Holding Company, LLC (“KVC Holdco”), a Hawaii limited liability company, and IVP CA Holding Co., LLC (“CA Holdco”), a Delaware limited liability company and IVP MD Holding Company, LLC (“MD Holdco”), a Delaware limited liability company, IVP OH Holding (“OH Holdco”), Co, LLC, a Delaware limited liability company, and IVP IN Holding Co., LLC (“IN Holdco”), a Delaware limited liability company. The Company through Holdco, operates and controls all business and affairs of CO Holdco, FL Holdco, TX Holdco, KVC Holdco, CA Holdco, MD Holdco. Holdco, OH Holdco and IN Holdco is used to acquire hospitals in various states and jurisdictions.

The Company is the managing member of IVP Real Estate Holding Co., LLC (“IVP RE”), a Delaware limited liability company, which is the managing member of IVP CO Properties, LLC (“CO RE”), a Delaware limited liability company, IVP FL Properties, LLC (“FL RE”), a Delaware limited liability company, IVP TX Properties, LLC (“TX RE”), a Delaware limited liability company, KVC Properties, LLC, (“KVC RE”), a Hawaii limited liability company, IVP CA Properties, LLC (“CA RE”), a Delaware limited liability company, IVP MD Properties, LLC (“MD RE”), a Delaware limited liability company, IVP OH Properties, LLC (“OH RE”), and IVP IN Properties, LLC (“IN RE”). The Company through IVP RE operates and controls all business and affairs of CO RE, FL RE, TX RE, KVC RE, CA RE, MD RE, OH RE and IN RE. IVP RE is used to acquire real property in various states and jurisdictions.

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COVID-19

Impacts resulting from the COVID-19 pandemic have resulted in a widespread health crisis that has already adversely affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment; all of which have and could further affect the world economy.

The extent to which the novel coronavirus may impact the Company’s business, will depend on future developments which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the United States, business closures or business disruptions and the effectiveness of actions taken by governments around the globe to contain and treat the disease. We are unable to predict with certainty the effects of the COVID-19 pandemic on our customers, suppliers and vendors and its impact on the Company’s business.

Our Business Model

Services provided at owned hospitals include preventive care for companion animals consisting of annual health exams which include: parasite control; dental health; nutrition and body condition counseling; neurological examinations; radiology; bloodwork; skin and coat health and many breed specific preventive care services. Surgical offerings include all soft tissue procedures such as spays and neuters, mass removals, splenectomies and can also include gastropexies, orthopedic procedures and other types of surgical offerings based on a doctor’s training. In many locations additional means of care and alternative procedures are also offered such as acupuncture, chiropractic and various other health and wellness offerings.

With acquisitions serving as one key driver of growth, the Company has developed metrics and processes for assessing, valuing, acquiring and integrating new hospitals into its network. With a focus in its first three years on general practice, small companion animal hospitals, the Company selects hospitals in markets with large addressable pet populations, but not necessarily in city/urban centers. Growth strategies and expansion plans call for the Company to enter emergency care and mixed animal (equine or bovine) in future years of growth. Staffing, ownership transition plans, demographics, quality of medicine, financial performance and quality of exiting leadership are some of the many factors that are analyzed before a pending acquisition is offered a letter of intent. Leveraging the aforementioned consulting relationship, the Company uses a field support structure that is nationally distributed and therefore the targets for acquisition can be in most states within the US, avoiding those states (such as New York) which have particularly complex veterinary practice guidelines.

Risks to the ability to swiftly acquire and integrate new hospitals include: (i) national staffing shortages of veterinarians and technicians which pre-existed the current market conditions which make finding credentialed talent even more difficult; (ii) costs and time associated with finding suitable targets and performing due diligence; and (iii) difficulties in achieving growth targets post purchase which ensure hospitals grow revenue and earnings in the years post purchase.

Post purchase pressures include rising talent acquisition and staffing costs in addition to challenges in achieving productivity and average patient charges necessary to achieve growth and profitability.

Results of Operations

Acquisition and Growth Strategy

With an emphasis on general practice hospitals in its first seven to eight quarters, the Company will expand into purchase of mixed animal hospitals in late 2022, adding equine care to its mix. Further, in 2023, the Company intends to strategically acquire existing specialty hospitals and/or expand existing locations to include emergency care and more complex surgeries, holistic care and comprehensive diagnostics which allow it to offer more complex surgeries and internal medicine work ups.

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During its third calendar year, the Company has plans to seek multi-unit practices with regional presence in order to facilitate growth for the Company and also to move more swiftly into being a prime provider in select markets. While purchases of individual clinics will remain a focus for the Company, these opportunities to acquire hospitals in clusters of 2 to 6 will significantly increase our pace of growth and provide numerous internal benefits such as internal case referrals and career pathing for clinicians and leadership.

We account for acquisitions under the acquisition method and are required to measure identifiable assets acquired and liabilities assumed of the acquiree at the fair values on the closing date. The Company makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. Below is a summary of the acquisitions that closed during the six months ended June 30, 2022 and during the year ended December 31, 2021 and the related transaction price.

Name	Closing Date	Transaction Value[1]
Kauai Veterinary Clinic[3]	January 2021	$1,505,000
Chiefland Animal Hospital[2]	August 2021	$564,500
Pets & Friends Animal Hospital[2]	October 2021	$630,000
Advanced Veterinary Care of Pasco[3]	January 2022	$1,014,000
Lytle Veterinary Clinic[2]	March 2022	$1,442,469
Southern Kern Veterinary Clinic[2]	March 2022	$2,000,000
Bartow Animal Clinic[3,4]	May 2022	$1,405,000
Dietz Family Pet Hospital[2]	June 2022	$500,000

1.	The transaction value is the amount of cash consideration paid for the acquisition of the veterinary practice (and as denoted the real estate operations) that was accounted for as a single business combination, in accordance with ASC Topic 805.
2.	Acquisition includes both the veterinary practice and related assets and the real estate operations in the transaction value.
3.	Acquisition was for the veterinary practice and related assets only.
4.	Acquisition includes the purchase of personal goodwill of $105,000 that was included in the purchase price of the veterinary practice and related assets. The total transaction value is made up of $955,000 for the veterinary practice and related assets and $350,000 for the real estate operations.

Kauai Veterinary Clinic Acquisition

On January 25, 2021, the Company acquired Kauai Veterinary Clinic, Inc., located in Lihue, Hawaii on the island of Kauai providing regional and local veterinary services for $1,505,000 dollars through the Company’s wholly-owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously to the closing of KVC, the Company acquired the underlying real estate from a third party in exchange for $1,300,000 through the Company’s wholly-owned subsidiary, IVP Real Estate Holding Co., LLC.

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Chiefland Animal Hospital Acquisition

On August 20, 2021, the Company acquired the veterinary practice and related assets of Chiefland Animal Hospital from Polycontec, Inc. for $285,000 through the Company’s wholly-owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations, consisting of land and buildings, utilized by the Chiefland practice for $279,500 through the Company’s wholly-owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with two loans provided by WealthSouth, a division of Farmers National Bank of Danville, Kentucky (“WealthSouth”) for a total of $469,259.

Pets & Friends Animal Hospital Acquisition

On October 7, 2021, the Company acquired the veterinary practice and related assets of the Pets & Friends Animal Hospital from Pets & Friends Animal Hospital, LLC for $375,000 through the Company’s wholly-owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations, consisting of land and buildings, utilized by the Pets & Friends practice for $255,000 through the Company’s wholly-owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with two loans provided by WealthSouth for a total of $535,500.

Advanced Veterinary Care of Pasco

On January 14, 2022, the Company acquired the veterinary practice and related assets of Advanced Veterinary Care of Pasco in Hudson, Florida from Advanced Veterinary Care of Pasco, LLC for $1,014,000 through the Company’s wholly-owned subsidiary, IVP FL Holding Company, LLC. This acquisition was financed by a loan provided by WealthSouth for a total of $817,135.

Lytle Veterinary Clinic

On March 15, 2022, the Company acquired the veterinary practice and related assets of Lytle Veterinary Clinic in Texas from Lytle Veterinary Clinic, Inc. for $662,469 through the Company’s wholly-owned subsidiary IVP Texas Holding Company, LLC and its wholly-owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the Company acquired the real estate operations, consisting of land and buildings, utilized by the Lytle practice for $780,000 from the Lytle practice through the Company’s wholly-owned subsidiary, IVP Texas Properties, LLC. This acquisition was financed by a loan provided by WealthSouth for a total of $1,141,098.

Southern Kern Veterinary Clinic

On March 22, 2022, the Company acquired the veterinary practice and related assets of Southern Kern Veterinary Clinic in California from Southern Kern Veterinary Clinic, Inc. for $1,500,000 through the Company’s wholly-owned subsidiary IVP CA Holding Co., LLC and its wholly-owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the real estate operations, consisting of land and buildings,) utilized by the Kern practice was purchased for $500,000 through the Company’s wholly-owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by a loan provided by WealthSouth for a total of $1,700,000.

Bartow Animal Clinic

On May 18, 2022, the Company acquired the veterinary practice and related assets of Bartow Animal Clinic in Bartow, Florida from Winter Park Veterinary Clinic, Inc. for $1,055,000 through the Company’s wholly-owned subsidiary IVP FL Holding Company LLC. Simultaneously, the real estate operations, consisting of land and buildings, utilized by the Bartow practice was purchased for $350,000 through the Company’s wholly-owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by a loan provided by WealthSouth for a total of $969,000.

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Dietz Family Pet Hospital

On June 15, 2022, the Company acquired the veterinary practice and related assets of Dietz Family Pet Hospital in Richmond, Texas from Dietz Family Pet Hospital, P.A. for $500,000 through the Company’s wholly-owned subsidiary IVP Texas Holding Company LLC and its wholly-owned subsidiary, IVP Texas Managing Co. LLC. This acquisition was financed by a loan provided by WealthSouth for a total of $382,500.

Results of Operations for the Six months ended June 30, 2022 Compared to the Six months Ended June 30, 2021

Summary of Results of Operations

	Six Months Ended June 30,
	2022	2021

REVENUE	$3,731,278	$878,727

COST OF GOODS SOLD	2,575,222	517,059

PROFIT	1,156,056	361,668

OPERATING EXPENSE:
Salaries and wages	1,214,849	423,305
Depreciation and amortization	162,355	31,734
General and administrative	773,291	160,759
TOTAL OPERATING EXPENSES	2,150,495

OPERATING LOSS	(994,439)	(254,130)

OTHER INCOME (EXPENSE):
Interest income:	38	11
Interest expense:	(356,434)	(49,178)
Other expenses:	(4,596)	-
TOTAL OTHER INCOME (EXPENSE)	(360,992)	(49,167)

LOSS BEFORE INCOME TAXES:	(1,355,431)	(303,297)

PROVISION FOR INCOME TAXES	(30,094)	-

NET LOSS	$(1,325,337)	(303,297)

Basic and diluted, Class A	(1.57)	(0.07)
Basic and diluted, Class B	(0.31)	(0.46)

Shares used to compute loss per share
Basic and diluted, Class A	4,300,000	4,300,000
Basic and diluted, Class B	845,456	665,608

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Revenues. Revenue consists of the revenue produced by the operations of our animal hospitals and clinics. Revenue increased approximately $2,853,000, or 325.0%, to approximately $3,731,000 for the six months ended June 30, 2022 as compared to $879,000 for the six months ended June 30, 2021. The increase was the result of several acquisitions of animal hospitals and clinics during the which resulted in the Company recognizing revenue from the operations of those acquired entities.

Cost of Goods Sold. Cost of goods sold consists of the expenses directly related to the revenue-producing operations of the Company’s animal hospitals and clinics. Cost of goods sold increased approximately $2,058,000, or 398.0%, to approximately $2,575,000 for the six months ended June 30, 2022 as compared to $517,000 for the six ended June 30, 2021. The increase was the result of multiple acquisitions of animal hospitals and clinics, which resulted in the Company incurring expenses relating to the operations of those acquired entities.

Depreciation and Amortization Expense. Depreciation and amortization expenses increased approximately $131,000, or 412%, to approximately $162,000 for the six months ended June 30, 2022 as compared to $32,000 for the six months ended June 30, 2021. The increase was solely due to the acquisition of depreciable or amortizable assets as part of the acquisitions of animal hospitals and clinics.

Other Income (Expense). Other income (expense) is composed primarily of interest expense and other expenses. Other income (expense) decreased approximately $312,000, or 634.0%, to approximately $(361,000) for the six months ended June 30, 2022 as compared to $(49,167) for the six months ended June 30, 2021. The decrease was the result of the Company incurring indebtedness in the form of bank loans and other indebtedness to finance the acquisition of animal hospitals and clinics and for general working capital.

General and Administrative Expense. General and administrative expenses increased approximately $613,000, or 381.0%, to approximately $773,000 for the six months ended June 30, 2022 compared to $161,000 for the six months ended June 30, 2021. The increase was primarily due to the expenses generated by the Company’s animal hospitals and clinics acquired and the startup and organizational expenses associated with those acquisitions.

Net Loss. Net Loss increased approximately $1,022,000, or 337.0%, to approximately $1,325,000 for the six months ended June 30, 2022 as compared to $303,000 for the six months ended June 30, 2021. The net loss is primarily attributable to the operating expenses associated with the Company’s animal hospitals and clinics, and to the acquisition costs related to those animal hospitals and clinics. The Company also incurred additional costs associated with the initial public offering.

Results of Operations Year Ended December 31, 2021 Compared to The Year Ended December 31, 2020

Summary of Results of Operations

	For the Years Ended
	December 31, 2021	December 31, 2020

REVENUE	$2,549,134	$-

COST OF GOODS SOLD	1,719,844	-

PROFIT	829,290	-

OPERATING EXPENSE:
Depreciation and amortization	84,465	-
General and administrative	1,792,046	460
TOTAL OPERATING EXPENSES	1,876,511	460

OPERATING LOSS	(1,047,221)	(460)

OTHER INCOME (EXPENSE):
Interest income:	161	-
Interest expense:	(194,811)	-
Other expenses:	(14,861)	-
TOTAL OTHER INCOME (EXPENSE)	(209,511)	-

LOSS BEFORE INCOME TAXES:	(1,256,732)	(460)

PROVISION FOR INCOME TAXES	266,469	-

NET LOSS	$(1,523,201)	$(460)

Basic and diluted, Class A	(0.35)	(0.00)
Basic and diluted, Class B	(2.16)	(0.15)

Shares used to compute loss per share
Basic and diluted, Class A	4,300,000	4,300,000
Basic and diluted, Class B	703,875	3,126

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Revenues. Revenue consists of the revenue produced by the operations of our animal hospitals and clinics. Revenue increased approximately $2,549,000, or 100.0%, to approximately $2,549,00 for the year ended December 31, 2021 as compared to $0 for the year ended December 31, 2020. The increase was the result of multiple acquisitions of animal hospitals and clinics during fiscal year 2021 which resulted in the Company recognizing revenue from the operations of those acquired entities. The Company had no operations and no revenue during fiscal year 2020.

Cost of Goods Sold. Cost of goods sold consists of the expenses directly related to the revenue-producing operations of the Company’s animal hospitals and clinics. Cost of goods sold increased approximately $1,720,000, or 100.0%, to approximately $1,720,000 for the year ended December 31, 2021 as compared to $0 for the year ended December 31, 2020. The increase was the result of multiple acquisitions of animal hospitals and clinics during fiscal year 2021, which resulted in the Company incurring expenses relating to the operations of those acquired entities.

Depreciation and Amortization Expense. Depreciation and amortization expenses increased approximately $87,000, or 100%, to approximately $87,000 for the year ended December 31, 2021 as compared to $0 for the year ended December 31, 2020. The increase was solely due to the acquisition of depreciable or amortizable assets in fiscal year 2021. The Company had no depreciable or amortizable assets in fiscal year 2020.

Other Income (Expense). Other income (expense) is composed primarily of interest expense and other expenses. Other income (expense) decreased approximately $208,000, or 100.0%, to approximately $(208,000) for the year ended December 31, 2021 as compared to $0 for the year ended December 31, 2020. The decrease was the result of the Company incurring indebtedness in the form of bank loans and other indebtedness to finance the acquisition of animal hospitals and clinics and for general working capital in fiscal year 2021.

General and Administrative Expense. General and administrative expenses increased approximately $1,792,000, or 100.0%, to approximately $1,792,000 for the year ended December 31, 2021 compared to $0 for the year ended December 31, 2020. The increase was primarily due to the expenses generated by the Company’s animal hospitals and clinics acquired in 2021 and the startup and organizational expenses associated with those acquisitions.

Net Loss. Net Loss increased approximately $1,522,842, or 100.0%, to approximately $1,523,302 for the year ended December 31 as compared to $460 for the year ended December 31, 2020. The net loss is primarily attributable to the operating expenses associated with the Company’s animal hospitals and clinics, and to the acquisition costs related to those animal hospitals and clinics, which such loss is offset by the revenue generated by the acquired animal hospitals and clinics.

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Liquidity and Capital Resources

Since inception, we have financed our operations from a combination of:

•	issuances and sales of senior convertible notes;
•	issuance of convertible debentures;
•	borrowings under other debt consisting of: (i) a principal lending relationship with WealthSouth that provides a master lending and credit facility; (ii) First Southern National Bank notes payable; and (iii) Spartan Capital Securities, LLC – Target Capital 1, LLC bridge loan; and
•	cash generated from operations.

The Company has experienced operating losses since its inception and had a total accumulated deficit of $2,848,998 as of June 30, 2022. The Company expects to incur additional costs and require additional capital as the Company continues to acquire additional veterinary hospitals, clinics and practices. During the six months ended June 30, 2022, the Company’s cash used in operations was approximately $(1,313,124).

The Company’s primary short-term cash requirements are to fund working capital, short-term debt, including current maturities of long-term debt. Working capital requirements can vary significantly from period to period, particularly as a result of additional business acquisitions. The Company’s medium-term to long-term cash requirements are to service and repay debt, to expand through acquisitions, and to invest in facilities and equipment for growth initiatives.

The Company’s ability to fund its cash needs will depend, in part, on its ability to generate cash in the future, which depends on future financial results. The Company’s future results are subject to general economic, financial, competitive, legislative and regulatory factors that may be outside of our control. The Company’s future access to, and the availability of credit on acceptable terms and conditions, is impacted by many factors, including capital market liquidity and overall economic conditions.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses and at June 30, 2022, had an accumulated deficit of $2,848,998. For the six months ending June 30, 2022, the Company sustained a net loss of $1,325,337. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and cash flow to meet its obligations on a timely basis. The Company will continue to seek to raise additional funding through debt or equity financing during the next twelve months. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. There is no guarantee the Company will be successful in achieving these objectives.

We cannot be sure that future funding will be available to us on acceptable terms, or at all. Due to often volatile nature of the financial markets, equity and debt financing may be difficult to obtain.

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We may seek to raise any necessary additional capital through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights or future revenue streams on terms that may not be favorable to us. If we raise additional capital through private or public equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Issuances of Senior Convertible Notes (Bridge Loan)

In December 2021, the Company entered into a $2,500,000 bridge loan with Spartan Capital Securities, LLC through the lending facility – Target Capital 1, LLC as a short term secured convertible note (“Bridge Note”). The Bridge Note is convertible into the Company’s common stock, at the time of a successful initial public offering (“IPO”) at the noteholder’s option, at a 35% discount to the IPO price. The Bridge Note has a face value of $2,500,000 with an original issue discount (“OID”) of 12% and has a maturity date of December 27, 2022. The OID of $300,000 is being amortized over the life of the loan. If the Company has filed its Form S-1 Registration Statement with the Securities and Exchange Commission (SEC) on or prior to December 2022, but the Company is not listed on a primary exchange, the maturity date of the note is automatically extended by six months. The Bridge Note was funded in two installments of net proceeds of $1,100,000 in December 2021 and the second installment January 2022. The Bridge Loan had issuance costs of $70,500 for the first installment and $54,000 for the second installment that was amortized straight line over the life of the loan. The Company amortized $60,118 of issuance cost during the six months ended June 30, 2022, respectively. The Company amortized $773 during the year ended December 31, 2021.

The Bridge Note has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the note becomes convertible into common stock.

A roll forward of the bridge note from December 31, 2020 to June 30, 2022 is below:

Bridge note, December 31, 2020	$-
Issued for cash	1,100,000
Amortization of original issue discount	1,644
Debt issuance costs	(70,500)
Amortization of debt issuance costs	773
Bridge note, December 31, 2021	$1,031,917
Issued for cash	1,100,000
Amortization of original issue discount	147,952
Debt issuance costs	(54,000)
Amortization of debt issuance costs	60,117
Bridge note, June 30, 2022	$2,285,986

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Issuances of Convertible Debentures

Between March 18 and December 28, 2021, the Company issued $2,102,500 in aggregate principal amount of 6.00% subordinated convertible promissory note (“Convertible Debenture”). During the six months ending June 30, 2022 the Company issued $610,000 in aggregated principal amount of the 6.00% Convertible Debenture. The Convertible Debenture is convertible into the Company’s Class B Common Stock upon the Company’s offering for sale its shares in a public offering (“IPO”). At the holder’s election, the accrued interest and principal may be paid in cash or Class B Common Stock (such number of shares reflecting a twenty-five percent (25%) discount of the opening price per share of Class B Common Stock). The Convertible Debenture mature 5 years from the date of issuance to each holder. Prior to the maturity date, the holder is entitled to convert the Convertible Note into Class B Common Stock upon the Company’s IPO. Upon an IPO the accrued and unpaid interest is due and payable in cash on the first business day of the following month of March for any balance not elected to be converted into the Class B Common Stock. The Convertible Debenture balance was $2,712,500 and $2,102,500 as of June 30, 2022 and December 31, 2021. The Convertible Debenture incurred issuance cost of $40,000 that was amortized straight line over the life of the Convertible Debenture. The Company amortized $3,965 for the six months ending June 30, 2022.

The Convertible Debenture has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the Convertible Debenture becomes convertible into common stock.

Master Lending and Credit Facility

On June 25, 2021, the Company entered into a master line of credit loan agreement (“MLOCA”) with Wealth South. The MLOCA provides for a $2,000,000 revolving secured credit facility (“Revolving Line”) to be drawn for the initial purchase of veterinary clinical practices and a $8,000,000 closed end line of credit (“Closed End Line”) to be disbursed as individual loans (Term Loans) to paydown draws on the Revolving Line and to provide longer term financing of the purchase of veterinary clinical practices. Each draw on the Revolving Line must be repaid with a Term Loan out of the Closed End Line within 120 days of the draw on the Revolving Line. Each draw on the Revolving Line and the Closed End Line cannot exceed eighty-five (85%) percent of the purchase price of the applicable veterinary clinical practices. The Company must contribute and maintain equity of a minimum of fifteen (15%) percent of the initial purchase price of any veterinary clinical practices as long as any draw on the Revolving Line or a Term Loan remains unpaid with Wealth South. The Revolving Line has an interest rate equal to the New York Prime Rate plus 0.50%, however, the interest rate can never be less than 3.57%. Each Term Loan issued under the Closed End Line has a fixed interest rate of 3.98% for the first five years of the loan. Immediately following the fixed rate period, the rate of interest rate will equal to the New York Prime Rate plus 0.65%, however, the interest rate can never be less than 3.57%. Each veterinary clinical practices to be acquired must have a minimum projected debt-service coverage ratio of a multiple of one times, defined as EBITDA divided by the Company’s Annual Debt Service Requirement (as defined in the MLOCA). The MLOCA terminates and the Revolving Line matures on June 25, 2023. The installment notes payable for all acquisitions other than Kauai Veterinary Clinic have been drawn on the existing $8,000,000 master lending line.

Under the MLOCA the Term Loans to acquire a Practice shall not exceed 10 years. The first twelve months of the Term Loan may be interest only. Thereafter, the Loan will convert to an amortizing loan with monthly principal and interest payments. For Practice only Term Loans (“Practice Term Loans”), after the initial twelve-month interest only period, the balance will amortize over 9 years. For Loans made to purchase real property (“RE Term Loans”), after the initial twelve-month interest only period, the balance will amortize over a 19-year period.

There is no prepayment penalty on payments on the Revolving Line. The Term Loans are subject to a refinance fee of 2% of the then outstanding principal balance of the Term Loan if paid within two years of entering into the Term Loan and 1% of the then outstanding principal balance of the Term Loan if paid within three to five years of entering into the Term Loan. The refinance fee is due only if the Term Loan is paid off by refinancing. Borrowing under the MLOCA are guaranteed by Kimball Carr, our Chairman, Chief Executive Officer and President.

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Notes payable to FNBD as of June 30, 2022 and December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	June 30, 2022	December 31, 2021
$237,272	CAH	FNBD	12/27/2021	12/27/2041	3.98%	$237,272	$237,272
231,987	CAH	FNBD	12/27/2021	12/27/2031	3.98%	231,987	231,987
216,750	P&W	FNBD	12/27/2021	12/27/2041	3.98%	216,750	216,750
318,750	P&W	FNBD	12/27/2021	12/27/2031	3.98%	318,750	318,750
817,135	Pasco	FNBD	1/14/2022	1/14/2032	3.98%	817,135	-
478,098	Lytle	FNBD	3/15/2022	3/15/2032	3.98%	478,098	-
663,000	Lytle	FNBD	3/15/2022	3/15/2042	3.98%	663,000	-
425,000	Kern	FNBD	3/22/2022	3/22/2042	3.98%	425,000	-
1,275,000	Kern	FNBD	3/22/2022	3/22/2032	3.98%	1,275,000	-
246,500	Bartow	FNBD	5/18/2022	5/18/2042	3.98%	246,500	-
722,500	Bartow	FNBD	5/18/2022	5/18/2032	3.98%	722,500	-
382,500	Dietz	FNBD	6/15/2022	6/15/2032	3.98%	382,500	-
$6,014,492						$6,014,492	$1,004,759

FSNB Commercial Loans

On January 11, 2021, the Company entered into three separate commercial loans with First Southern National Bank (“FSNB”) as part of the Kauai Veterinary Clinic, LLC acquisition. The first commercial loan in the amount of $1,105,000 has a fixed interest rate of 4.35% and had a maturity date of January 15, 2024. The commercial loan was modified in January 2021 to extend the maturity date to February 25, 2041. The fixed rate loan has monthly payments of $6,903. The commercial loan had issuance costs of $13,264 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $327 and $615 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The second commercial loan with FSNB entered into on January 11, 2021 in the amount of $1,278,400 has a fixed interest rate of 4.35% and had a maturity date of January 15, 2024. The commercial loan was modified in January 2021 to extend the maturity date to January 25, 2031. The fixed rate loan has monthly payments of $13,157. The commercial loan had issuance costs of $10,085 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $504 and $861 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The third commercial loan with FSNB entered into on January 11, 2021 in the amount of $450,000 has a fixed interest rate of 5.05% and had a maturity date of January 15, 2024. The commercial loan was modified on August 25, 2021 to extend the maturity date to February 25, 2023 and increase the principal amount to $469,914. The fixed rate loan has monthly payments of $27,164. The commercial loan had issuance costs of $753 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $187 and $319 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The FSB commercial loans are guaranteed by Kimball Carr, our Chairman, Chief Executive Officer and President and Charles Stith Keiser, our Vice Chairman and Chief Operating Officer.

Notes payable to FSB as of June 30, 2022 and December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	June 30, 2022	December 31, 2021
$1,105,000	KVC	FSB	1/25/2021	2/25/2041	4.35%	$1,054,310	$1,072,468
1,278,400	KVC	FSB	1/25/2021	1/25/2031	4.35%	1,129,064	1,182,834
469,914	KVC	FSB	1/25/2021	2/25/2023	5.05%	213,230	368,532
$2,853,314						$2,396,603	$2,623,834

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Cash Flows Six Months Ended June 30, 2022 and 2021

The following table provides detailed information about our net cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2021
Net cash (used in) provided by operating activities	$(1,325,337)	$809,033
Net cash used in by investing activities	(6,281,388)	(3,877,980)
Net cash provided by financing activities	6,395,805	4,540,440
Effect of the exchange rate change on cash and cash equivalents	-	-
Net (decrease) increase in cash and cash equivalents	$(1,198,707)	$1,471,493

Operating Activities

During the six months ended June 30, 2022, operating activities used $1,313,124 of cash compared to $1,471,493 net cash provided for the six month ended June 30, 2021. The fluctuation is primarily due to the Company’s net loss of $1,325,337 offset by non-cash expense of $382,135, which consisted of $166,273 of depreciation and amortization, $67,911 of amortization of issuance costs and $147,951 of amortization of debt discount, plus issuance of common stock for services of $13,958, and negative working capital of $383,880, including $33,719 increase in accounts payable offset by the increase in due from former owners, net of $227,135, increase in inventory of $124,894, decrease in operating lease liabilities of 11,973, and increase in prepaid expenses of $53,597.

Investing Activities

During the six months ended June 30, 2022, the Company’s investing activities used $6,281,388 compared to $3,877,980 for the six months ended June 30, 2021. The increase of cash attributable to the purchase of property and equipment of $2,020,626, purchase of intangible assets of $1,071,066, acquisition of goodwill of $3,236,331 and advances provided for target acquisitions of $46,635.

Financing Activities

During the year ended June 30, 2022, net cash provided by financing activities was $6,395,805 compared to $4,540,440 for the six months ended June 30, 2021. The change is primarily of proceeds from notes payable of $5,009,773, proceeds from issuance of a bridge note of $1,100,000, proceeds from issuance of convertible debentures of $610,000 offset by the debt issuance costs of $92,790 and the repayment of notes payables of $231,178.

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Cash Flows for Fiscal Year Ended December 31, 2021 and 2020

The following table provides detailed information about our net cash flows for the periods indicated:

	For the years ended December 31,
	2021	2020
Net cash used in operating activities	$1,009,959	$460
Net cash used in investing activities	4,020,266	-
Net cash provided by financing activities	7,066,674	22,430
Effect of the exchange rate change on cash and cash equivalents	-	-
Net increase in cash and cash equivalents	$2,036,449	$21,970

Operating Activities

During the year ended December 31, 2021, operating activities used $1,009,959 of cash, due to the Company’s net loss of $1,523,302 offset by non-cash expense of $95,890, which consisted of $84,013 of depreciation and amortization, $9,460 of amortization of issuance costs and $2,417 of amortization of debt discount, plus issuance of common stock for services of $9,167, and positive working capital of 426,620, including $505,303 increase in accounts payable offset by the increase in due from former owners, net of $35,985, increase in inventory of $41,000 and increase in prepaid expenses of $1,697. The Company had no operations, had no assets and did not incur material expenses during the year ended December 31, 2020.

Investing Activities

During the year ended December 31, 2021, the Company’s investing activities used $4,020,266 of cash attributable to the purchase of property and equipment of $2,080,969, purchase of intangible assets of $261,100, acquisition of goodwill of $1,626,943 and advances for target acquisitions of $51,254. The Company did not engage in investing activity during the year ended December 31, 2020.

Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was $7,066,674, consisting primarily of proceeds from notes payable of $3,877,760, proceeds from issuance of a bridge note of $1,100,000, proceeds from issuance of convertible debentures of $2,102,500, proceeds from the issuance of common stock for cash of $385,000 offset by the debt issuance costs of $162,728 and the repayment of notes payables of $235,858. The Company did not engage in financing activity during the year ended December 31, 2020.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the JOBS Act. For as long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

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In addition, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to utilize this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, regulatory, and inflation.

Interest Rate Risk

Our credit facilities bear interest at a floating rate, generally equal to the New York Prime Rate plus an applicable margin. As a result, we are exposed to fluctuations in in interest rates to the extent of our net borrowings under the Master Lending and Credit Facility, which were $1,004,759 as of December 31, 2021. The exposure to interest rate fluctuations for the Company is considered minimal. The Company’s term loans issued under the Master Lending and Credit Facility have a fixed interest rate for the initial five years followed by a variable interest rate. The Company has not used any financial instruments to hedge potential fluctuations in interest rates.

As interest rates rise, there is risk in the form of more expensive loans which would negatively impact the valuation and profitability of each hospital which is purchased.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

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Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“Topic 740”), as part of its simplification initiative to reduce the cost and complexity in accounting for income taxes. The amendments in ASU 2019-12 removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. For emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the potential impact adopting ASU 2019-12 will have on the Company’s consolidated financial statements and related disclosures.

The FASB also issued guidance under ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. The new guidance eliminated Step 2 from the goodwill impairment test thereby simplifying the annual goodwill impairment test to allow companies to compare the fair value of a reporting unit to its carrying amount. Companies would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Companies retain the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The effective date for this new pronouncement will be January 1, 2023, with early adoption permitted, however a full evaluation of the impact of this standard has not been completed.

Critical Accounting Policies and Significant Judgments and Estimates

A summary of our significant accounting policies is included in Note 2 of our audited consolidated annual financial statements included in this prospectus. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require management judgment. Our critical accounting policies and estimates are described below.

Acquisitions

The Company enters into acquisitions primarily with existing veterinary hospitals throughout the United States. When we acquire a business or assets that are determined to meet the definition of a business, we allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustments to the purchase price allocation in the reporting period that the amounts are determined.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the amounts assigned to its net assets. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis or when an event occurs, or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or changes in circumstances that may trigger interim impairment reviews include significant changes in business climate, operating results, planned investments in the reporting unit, or an expectation that the carrying amount may not be recoverable, among other factors.

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The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than it’s carrying amount, an impairment test is unnecessary. If an impairment test is necessary, the Company will estimate the fair value of its related reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is determined to be impaired, and the Company will proceed with recording an impairment charge equal to the excess of the carrying value over the related fair value.

The Company has recorded Goodwill in connection with business acquisitions during the year ended December 31, 2021 (see Note 5). During the years ended December 31, 2021 and 2020, the Company recorded no impairment of Goodwill.

Intangible Assets

Intangible assets consist of client list, trademark and non-compete intangibles that result from the acquisition of veterinary hospital or practices. Client list intangible represent the value of the long-term client relationship from the veterinary hospitals and practices. Trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition. Non-compete intangible assets represent the value associated with non-compete agreements for former employees and owners in place at the date of the acquisition. The client lists and trademark are included in intangible asset reported in the balance sheet which are being amortized over a 5-year term based on the estimated economic useful life of the client list and trademark. The amortization of the intangible asset is computed using the straight-line method. The intangibles are evaluated for impairment on an annual basis or more frequently whenever events or circumstances occur indicating that the carrying amount may not be recoverable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

OUR BUSINESS

Overview

Inspire Veterinary is a c-corporation incorporated in the state of Delaware in 2020. On June 29, 2022, the Company converted into a Nevada c-corporation. The Company owns and operates veterinary hospitals throughout the United States. The Company specializes in small animal general practice hospitals which serve all manner of companion pets, emphasizing canine and feline breeds. As the Company expands, additional modalities are becoming a part of the offerings at its hospitals, including equine care and emergency/specialty services.

As of the date of this prospectus, the Company has ten veterinary hospitals located in seven states. Inspire Veterinary has expanded and plans to further expand through acquisitions of existing hospital which it believes have attractive financial track records, marketplace advantages and future growth potential. Because the Company leverages a leadership and support structure which is distributed throughout the United States, its acquisitions are not centralized to one geographic area.

Services provided at owned hospitals include preventive care for companion animals consisting of annual health exams which include: parasite control; dental health; nutrition and body condition counseling; neurological examinations; radiology; bloodwork; skin and coat health and many breed specific preventive care services. Surgical offerings include all soft tissue procedures such as spays and neuters, mass removals, splenectomies and can also include gastropexies, orthopedic procedures and other types of surgical offerings based on a doctor’s training. In many locations additional means of care and alternative procedures are also offered such as acupuncture, chiropractic and various other health and wellness offerings.

As of the date of this prospectus, our clinics are located in the following states:

•	1 location in the State of Hawaii;
•	3 locations in the State of Florida;
•	1 location in the State of Colorado;
•	2 locations in the State of Texas.
•	1 location in the State of California
•	1 location in the State of Maryland
•	1 location in the State of Indiana

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Corporate History

INSPIRE VETERINARY PARTNERS

As of June 30, 2022

(100% owner of the entities below)

IVP Practice Holding Co. LLC

(100% owner of all practices)

KVC Holding Co. LLC (Hawaii)
- Kauai, HI

IVP CO Holding Co. LLC (Delaware)
- Pets & Friends, CO

IVP FL Holding Co. LLC (Delaware)
- Bartow, FL
- Chiefland, FL
- Pasco, FL

IVP CA Holding LLP (Delaware)
- Southern Kern, CA

IVP Texas Managing Co. LLC (Delaware)
- Dietz, TX
- Lytle, TX

IVP Indiana Managing Co. LLC (Delaware)
- All Breed, IN

IVP MD Managing Co. LLC (Delaware)
- Aberdeen, MD

IVP Real Estate Holding Co. LLC

(100% owner of real estate holdings)

KVC Properties LLC (Hawaii)
- Kauai, HI

IVP CO Properties LLC (Delaware)
- Pets & Friends, CO

IVP FL Properties LLC (Delaware)
- Bartow, FL
- Chiefland, FL

IVP CA Properties LLC (Delaware)
- Southern Kern, CA

IVP Texas Properties LLC (Delaware)
- Lytle, TX

IVP Indiana Properties LLC (Delaware)
- All Breed ,IN

IVP TX Holding CO LLC — (100% owned by Dr Anthony Luchetti, owner of 2 Texas locations and managed by IVP via mgmt agreement.)

IVP IN Holding CO LLC — (100% owned by Dr Alexandra Quarti owner of 1 Indiana location and managed by IVP via mgmt) agreement.

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The company was incorporated as a corporation in the state of Delaware in 2020. In June 2022, the Company converted into a Nevada c-corporation. The Company has two consolidating holding companies: IVP Practice Holdings Co., LLC and IVP Real Estate Co., LLC.

IVP Practices Holdings Co., LLC is used to acquire hospitals in various states and jurisdictions and is the holding company for subsidiaries:

•	IVP CO Holding Company, LLC,
•	IVP CA Holding Co. LLP,
•	IVP OH Holding Co, LLC,
•	IVP IN Holding Co, LLC,
•	IVP MD Holding Co. LLC,
•	IVP FL Holding Company, LLC,
•	IVP KVC Holding Company, LLC.
•	IVP Texas Holding Co, LLC.

IVP Real Estate Holdings Co., LLC is used to acquire the real property owned by the acquired hospitals and is the holding company for the real estate assets related to our subsidiaries:

•	IVP CO Properties, LLC,
•	IVP CA Properties, LLC,
•	IVP TX Properties, LLC,
•	IVP OH Properties, LLC,
•	IVP IN Properties, LLC,
•	IVP MD Properties, LLC,
•	IVP FL Properties, LLC, and
•	IVP KVC Properties, LLC

Business Acquisitions

Kauai Veterinary Clinic, (KVC)

In January 2021, the Company completed the stock purchase of Kauai Veterinary Clinic, Inc. from the stockholders of such clinic for $1,505,000. In October 2021, the stock corporation was converted to a limited liability company, Kauai Veterinary Clinic, LLC under a plan of conversion executed by the stockholders whereby each share of the Corporation’s outstanding common stock was converted to one unit of ownership interest in the limited liability company. This entity is owned by IVP HI Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the real estate for $1,300.0000 which is owned by IVP HI Properties, LLC. These acquisitions were financed by First Southern National Bank for a total of $2,383,400.

Chiefland Animal Hospital (CAH)

In August 2021, the Company completed the acquisition of Chiefland Animal Hospital and related assets from Polycontec, Inc for $285,000. This entity is owned by IVP FL Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the real estate for $279,500 which is owned by IVP FL Properties, LLC. These acquisitions were financed by WealthSouth for a total of $469,259.

Pets & Friends Animal Hospital LLC (P&F)

In December 2021, the Company completed the acquisition of Pets & Friends Animal Hospital LLC and related assets from Pets & Friends Animal Hospital, LLC for $318,750 for the practice. This entity is owned by IVP CO Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the real estate for $216,750 which is owned by CO Properties, LLC. These acquisitions were financed by WealthSouth for a total of $535,500.

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Advanced Veterinary Care of Pasco, LLC (AVCP)

In January 2022, the Company completed the acquisition of Advanced Veterinary Care of Pasco, LLC and related assets from Advanced Veterinary Care of Pasco, LLC and DJA Asset Management, LLC for $1,014,000 for the practice and associated assets. These assets are owned by IVP FL Holding Company LLC, a wholly-owned subsidiary of the Company, and were financed by promissory notes from WealthSouth for a total of $817,135 at a Wall Street Journal prime rate plus 0.65 percent.

Lytle Veterinary Clinic, Inc. (LVC)

In February 2022, the Company completed the acquisition of Lytle Veterinary Clinic related assets from Lytle Veterinary Clinic, Inc. for $662,469 for the practice and related assets. This is owned by IVP TX Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the real estate for $780,000 which is owned by IVP TX Properties, LLC. These acquisitions were financed by WealthSouth for a total of $1,141,098.

Southern Kern Veterinary Clinic, Inc. (SKVC

In February 2022, the Company completed the acquisition of Southern Kern Veterinary Clinic, Inc. and related assets from Southern Kern Veterinary Clinic, Inc. for $1,500,000 for the practice. This is owned by IVP CA Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the related real estate for $500,000 which is owned by IVP CA Properties, LLC. These acquisitions were financed by WealthSouth for a total of $1,700,000.

Bartow Animal Hospital

In May 2022, the Company completed the acquisition of Bartow Animal Hospital and related assets from Winter Park Veterinary Clinic, Inc. for $950,000. This is owned by IVP FL Practice Holding Company, LLC, a wholly-owned subsidiary of the Company. On the same date they completed the acquisition of the related real estate for $350,000 which is owned by IVP FL Properties, LLC, a wholly-owned subsidiary of the Company. These acquisitions were financed by WealthSouth for a total of $969,000.

Dietz Family Pet Hospital

In June 2022, the Company completed the acquisition of Dietz Family Pet Hospital and related assets from Dietz Family Pet Hospital, P.A. for $500,000 for the practice. This is owned by IVP TX Holding Company, LLC, a wholly-owned subsidiary of the Company. This acquisition was financed by WealthSouth for a total of $382,500.

Aberdeen Veterinary Clinic

In July 2022, the Company completed the acquisition of Aberdeen Veterinary Clinic and related assets from Heidi Fritz for $574,683.04 for the practice. This is owned by IVP MD Holding Company, LLC, a wholly-owned subsidiary of the Company. This acquisition was financed by WealthSouth for a total of $445,981.

All Breed Pet Care

In August 2022, the Company completed the acquisition of All Breed Pet Care and related assets from Tejal Rege for $952,000 for the practice. This is owned by IVP IN Holding Company, LLC. On the same date they completed the acquisition of the real estate for $1,200,000 which is owned by IVP IN Properties, LLC. These acquisitions were financed by WealthSouth for a total of $2,077,000.

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Pending Acquisitions

The Company has executed a Letters of Intent for a potential acquisition which is anticipated to close in the fourth quarter of 2022. The Company’s first acquisition in Ohio and eleventh overall for the Company, The Pony Express Veterinary Hospital, Inc. is a mixed animal practice serving small animal and equine, or horse, clients. With revenues of greater than $3.0 million per year, the purchase price is $3.06 million for the veterinary hospital and $500,000 for the associated real estate.

Anticipated Capital Needs through 2024

Forecasting a growth rate of ten new acquisitions per year, with some variability in the size and make up of these locations, the Company anticipates it will need $15 to 20 million in new capital through 2024 in order to purchase new locations, expand existing facilities and seek strategic opportunities to purchase other revenue-bearing assets like grooming or boarding facilities and specialty hospitals.

Market Opportunity

Inspire Veterinary expects to target a ten-unit per year acquisition pipeline with the five-year goal to acquire 50 locations throughout the United States. Additional growth through the acquisition of newer practices is not expected to be ruled out but management’s emphasis is expected to focus on acquiring existing veterinary hospitals throughout the United States. In years two through five the Company will seek to expand purchases beyond the small companion animal only hospital to include mixed animal (equine care) and add specialty care to our geographies. With over 28,000 veterinary hospitals in the United States and less than 30% of those having been consolidated, management believes large upside potential exists and the addressable market for new acquisitions is large.

Sales and Marketing

Inspire Veterinary has established contacts with most major veterinary brokerages and has purchased locations in every region of the United States, providing visibility and establishing a pipeline of deals which allow the Company to extend a letter of intent on approximately 10% of the hospitals which are analyzed. The acquisitions and valuation team is sufficient for current levels of acquisition activity and personnel have already been identified for expanding this team to provide deeper integration at industry events, generating organic leads and leveraging deep relationships with service and product suppliers across the industry.

Intellectual Property

We depend upon the skills, knowledge and experience of our management personnel, as well as that of our other employees, advisors, consultants and contractors, none of which are patentable. To help protect our know-how, we require all of our employees, consultants, advisors and other contractors to enter into customary confidentiality agreements that prohibit the disclosure of confidential information.

Competition

The veterinary industry, as of early 2022, consists of approximately 13 national consolidators and 30 regional consolidators. These groups combined currently own or operate around 6,000 of the nearly 30,000 veterinary hospitals in the United States.

Competitors range in size from the largest such as Mars and NVA, which collectively own approximately 4,000 hospitals, to other national and regional groups such as Pathway/Thrive, VetcCor, Southern Vet Partners, Community Veterinary Partners, and others. Growth in recent years has centered primarily on mid-sized and small platforms coming into the industry and/or acquiring existing hospitals in order to achieve location numbers between 50 and 200 units. In select cases, large to mid-sized groups have absorbed competitors in order to grow numbers or move into other modes of care. Examples include Pathway’s purchase of Thrive or NVA acquiring Compassion First. More than 30 groups comprise those entities owning less than 100 individual hospitals.

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Increasingly, owner/operators of veterinary groups are also purchasing facilities and technology within the space, such as Pathway’s purchase of Vetspire Practice software. Additionally, as the line between general practice and more specialized modes of care becomes less defined, formerly general practice-only groups are branching into additional service offerings.

Competitors of the Company possess the advantages of years in operation and the resulting brand awareness which comes with their size and time in existence. Additional advantages are the financial and infrastructure resources possessed by larger competitors such as Mars, Pathway, Southern Vet Partners, Community Vet Partners and others.

The company has an opportunity to differentiate itself from these competitors via the following:

•	A broad equity offering to a large group of employees which is not offered at other veterinary entities via an Employee Stock Option Plan.
•	A personalized and approach to purchasing and integrating hospitals into the Company which is not matched by other groups. Because the Company works closely with acquired locations to allow them to sustain their own practices, methods and identities, this is an approach preferred by sellers to the more homogenized model used by competitors.
•	A coaching and development-based workflow which is customized for each clinician and professional, all of which provide a more one to one environment than the larger consolidators can provide.
•	Disciplined approach to acquiring locations based on a depth of financials and purchase of profitable locations versus relying on trailing twelve measures or buying at high multiples of EBITDA or revenue.

Government Regulation

With practice acts that govern veterinary care and ownership guidelines on a state-by-state basis, Inspire Veterinary has processes and structures in place to provide the ability to own and operate in any state where it chooses to acquire locations. Governmental regulations regarding care for pets while also preserving pets as property are favorable to the continued growth of the veterinary channel.

Examples of regulations include:

Veterinary Ownership Restrictions in Certain States

The State of Texas’ Veterinary Licensing Act’s, or V.T.C.A., Occupations Code Section 801.506 – Prohibited Practices Relating to Certain Entities prohibits non-licensed veterinary persons from owning or operating veterinary clinics in the state of Texas. The Company currently operates two clinics in Texas and believes it is in compliance with applicable state law.

Limitations for Duties for Non-Credentialed Employees

New York State, and certain other states, have language in their individual veterinary practice acts which require credentials in the form of licensure or certifications to be held by veterinary personnel who perform certain duties. This requirement varies by state, with many states having very few limitations of duties which can be performed by non-credentialled personnel while other states (such as New York) utilize language in their practice acts which can be interpreted as a blanket prohibition against employees without certification working with pets. The Company does not currently operate any clinics in New York State. There can be no assurance, however, that the Company may seek to acquire a clinc or clinics in the New York State.

Drug Enforcement Agency (DEA) Regulations

With veterinary care requiring the use of some controlled and scheduled drugs, utilization logs and security procedures must be maintained in order for hospitals and clinics to be compliant with federal law. Inventory of controlled drugs is conducted, and scheduled drugs are kept secured and locked for access and use, by Company veterinarian or acceptable registered technician only pursuant to applicable federal law.

In each of these cases, Inspire has and will create structures which conform to legal standards and mitigate risk so as to allow the Company to acquire and operate in the states in which it chooses to do so.

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Employees

As of December 31, 2021, we had 30 employees. Of our employees, two (2) are engaged in in business development, and five (5) are engaged in corporate and administrative activities. With marketing and recruiting being managed by five (5) contract partners. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Properties

With a decentralized leadership team, our company does not have a physical headquarters, but rather, has a distributed leadership team working from home offices across several states.

Kauai Veterinary Clinic, (KVC)

The real estate underlying Kauai Veterinary Clinic is located at 1864 Haleukana Street, Lihue, Hawaii, and is owned by KVC Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $1,300.000 and was financed by a loan from First Southern National Bank. The loan bears interest at a rate of 4.35% per annum.

Chiefland Animal Hospital (CAH)

The real estate underlying Chiefland Animal Hospital is located at 2630 North Young Boulevard, Chiefland, Florida, and is owned by IVP FL Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $279,500 and was financed by WealthSouth, a division of Farmers National Bank (“WealthSouth”). The material terms of the WealthSouth loan are summarized below.

Pets & Friends Animal Hospital LLC (P&F)

The real estate underlying Pets & Friends Animal Hospital is located at 3625 Baltimore Ave, Pueblo, Colorado, and is owned by IVP CO Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $216,750 and was financed by WealthSouth. The material terms of the WealthSouth loan are summarized below.

Advanced Veterinary Care of Pasco, LLC (AVCP)

The real estate underlying our Advanced Veterinary Care of Pasco facility, located at 12116 Cobble Stone Drive, Hudson, Florida, is leased from Remappa Family Limited Partnership for one year with two additional possible three-year renewals. The initial rent in the first year of the lease is $2,350 per month increasing in annual increments for a total of 0.75% over ten years. The lease consists of 2,442 square feet of commercial space zoned to permit the provision of veterinary services.

Lytle Veterinary Clinic, Inc. (LVC)

The real estate underlying Lytle Veterinary Clinic is located at 63245 Texas State Highway 132, Lytle, Texas, and is owned by IVP TX Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $780,000 and financed by WealthSouth. The material terms of the WealthSouth loan are summarized below.

Southern Kern Veterinary Clinic, Inc. (SKVC)

The real estate underlying Southern Kern Veterinary Clinic is located at 4455 West Rosamond Boulevard, Rosamond, California, and is owned by IVP CA Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $500,000 and financed by WealthSouth. The material terms of the WealthSouth loan are summarized below.

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Bartow Animal Hospital

The real estate underlying Bartow Animal Hospital is located at 1515 US Highway 17 South, Bartow, Florida, and is owned by IVP FL Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $350,000 and financed by WealthSouth. The material terms of the WealthSouth loan are summarized below.

Dietz Family Pet Hospital

The real estate underlying Dietz Family Pet Hospital is located at 7002 Hand Road, Richmond, Texas, and is leased from Clarence and Erna Thielemann for a one-year term, with optional monthly renewals thereafter. The rent is $2,000 per month. The lease consists of 1,880 square feet of commercial space zoned to permit the provision of veterinary services.

Aberdeen Veterinary Clinic

The real estate underlying Aberdeen Veterinary Clinic is located at 728 South Philadelphia Boulevard, Aberdeen, Maryland, and is leased from H R Fritz LLC for a five-year term, with three additional optional 5-year renewals. The rent is $4.166.67 per month, increasing 3% annually. The lease consists of 2,653 square feet of commercial space zoned to permit the provision of veterinary services.

All Breed Pet Care

The real estate underlying the All Breed Pet Care facility is located at 7501 Peachwood Drive, Newburgh, Indiana, and is owned by IVP IN Properties, LLC, a 100%-owned subsidiary of the Company. The property was purchased for $1,200,000 and was financed by WealthSouth. The material terms of the WealthSouth loan are summarized below.

WealthSouth Real Estate Loans

Each WealthSouth loan bears a variable interest rate charged on all sum outstanding equal to the New York Prime Rate plus 0.50%, however, such rate can never be less than 3.57% per annum.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

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MANAGEMENT AND BOARD OF DIRECTORS

Executive Officers and Directors

The following table sets forth information regarding our current directors, executive officers, and independent director nominees:

Name	Age	Position
Kimball Carr	52	Chairman, Chief Executive Officer and President
Charles Stith Keiser	38	Chief Operating Officer, Vice Chairman and Director
Peter Lau	69	Interim Chief Financial Officer and Director
James S. Coleman	66	Director
Richard S. Marten	70	Director
Charles Hurst Keiser, DVM	67	Director
Kelli Sue Kerwin	53	Director
Anne Murphy	56	Director Nominee
Timothy Watters	60	Director Nominee
Larry Alexander	42	Director Nominee
John Suprock	69	Director Nominee

*	We expect to have a majority-of-independent-director board upon the effectiveness of this prospectus.

Executive Officers and Directors

Kimball Carr – Mr. Carr has served over a varied 30-year career in many roles with private and public business entities. With early education in journalism and continuing education at the University of Virginia’s Darden Business School, Mr. Carr’s leadership career includes elevated roles for Starbucks Coffee Company, Mars Incorporated and Trupanion Medical Insurance. During his tenure as a business leader, he has built multi-year growth strategies, led teams of over 2,000 professionals and delivered collective revenues in excess of $1 billion. Mr. Carr is also a managing partner at Star Circle Advisory Group, an investment banking and advisory services firm. He brings deep experience in veterinary and field operations, start-up processes, leadership development, growth strategies and turn arounds. He has led the acquisition and de novo opening of hundreds of company units over the course of his career and has built highly effective field leadership teams which have delivered industry-leading results. His connection to the pet care industry is highlighted by deep relationships he has across the sector, providing access to talent which IVP intends to leverage. Mr. Carr is also the President of Ocean 35, owner of retail brands focused on the sports of surfing and skateboarding as well as education and support of youth participation in the sports. Mr. Carr’s volunteer work includes service as President of the Banfield Associate Relief fund, an employee assistance program founded in relation to his role in the recovery for Banfield associates from hurricane Sandy in the Northeast United States.

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Charles Stith Keiser – Mr. Keiser grew up in veterinary medicine as the son of a practice owning veterinarian and has spent his entire career in the industry. After graduating college with a business degree, he joined a mixed animal veterinary practice in Colorado serving as their hospital administrator. After a stint in private practice, he launched an international veterinary recruiting business, My Veterinary Career (MVC), which he and his team built and eventually sold to the American Animal Hospital (AAHA) Association. He continued to manage MVC for AAHA in addition to serving as director of their student program where he led veterinary student leadership teams at over 30 veterinary schools in North America, in addition to developing and delivering non-clinical curriculum. Mr. Keiser continues to develop and deliver professional development content as an adjunct faculty member at several U.S. veterinary school. He also currently serves as CEO of Blue Heron Consulting (http://bhcteam.com), a veterinary consulting company serving hospitals of all sizes and specialties across North America. BHC’s team of coaches collaborates with new and seasoned practices owners alike to improve their lives and the lives of their team members while simultaneously enhancing client experience, building sustainable practice profitability and elevating the quality of care for pets. Mr. Keiser’s volunteer experience includes serving as Chair of VetCAN (Veterinary Career Advisory Network), terms as President of VetPartner’s Career Development and Practice Management Special Interest Groups, participation in Washington State University’s CVM “Diagnostic Challenge” and a seat on the AVMA’s Economics Advisory Research Council Financial Literacy task force.

Peter Lau – Mr. Lau is a managing partner at Star Circle Advisory Group, an investment banking and advisory services firm. He is a veteran investment banker and has held Series 7, 63, and 79 registration. He is a certified public accountant with over 40 years of experience in management and the financial services industry. Mr. Lau worked as a corporate accountant and management consultant for a decade, then formed his own advisory company assisting both domestic and international clients. In the 1980s, Mr. Lau worked at the Department of Commerce, specifically servicing the Asian American Community. He spent years working in Europe and Asia as advisor to a number multi-national firms. During the course of his career as an investment banker and financial advisor, he has led or participated in the raising of hundreds of millions of dollars in debt and equity in various industries, specializing in the areas of technology and entertainment (the film and music industries). He is responsible and was the lead banker for a number of mergers and acquisitions in addition to many IPOs, APOs and SPAC offerings.

James S. Coleman – Mr. Coleman is a managing partner at Star Circle Advisory Group, an investment banking and advisory services firm. He has over 35 years of experience as an investment banker dealing with all levels of the investment community, including interacting with major and middle tier brokerage firms both institutionally and on a retail basis. He is a specialist in the areas of real estate, the uplisting of public companies, compliance with government agencies, such as the Commission, FINRA and NASDAQ, and investor relations. Mr. Coleman has held Series 3, 4, 7, 8, 24 and 63 registration. During the course of his long career in the securities and financial related industries, he has worked as a retail broker, Branch Manager, Trader and investment banker, raising funding via private placements and taking companies public via IPOs, LBOs and Mergers and Acquisition, including a leveraged buy-out of a division of AT&T. Additionally, he has been an Associate Broker in the New York Real Estate Market. Mr. Coleman was Executive Director of the Yangtze River Port and Logistics Limited (YRIV).

Richard S. Marten – Mr. Marten received a Bachelor of Arts degree from Vassar College and the degree of Juris Doctor from Benjamin Cardozo School of Law in 1979. He was admitted to the New York State Bar in 1980. As an attorney and business consultant, Mr. Marten has represented clients in such diverse areas as real estate development and syndication, public underwriting, motion picture production and distribution, national food distribution, satellite communications, oil and gas, solar energy and manufacturing. He has negotiated and structured business agreements on behalf of clients with major banks and financial institutions, as well as advising in the establishment of several federally chartered Small Business Investment Companies (SBICs). Mr. Marten has represented clients in negotiations with such companies and organizations as Hughes Communications, Kawasho International, the Weizman Institute and a number of foreign governments, including Great Britain, Canada and Israel. In the field of entertainment, he was instrumental in the formulation of a number of co-production arrangements with overseas film producers. As a principal, Mr. Marten was a founder of Atlantic Film Studios, Virginia’s first motion picture production facility, officially inaugurated in 1989 by the Hon. Gerald Baliles, Governor of the Commonwealth of Virginia. Mr. Marten is Chairman of PrimeStar Technologies, a company engaged in technology development and transfer, and is a Managing Partner of Star Circle Advisory Group.

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Charles Hurst Keiser, DVM – Dr. Chuck Keiser is a graduate of Centre College and Auburn University’s College of Veterinary Medicine. His career in veterinary medicine started with a truck and the desire to serve rural Kentuckians. That soon morphed into a brick-and-mortar hospital, which grew to ownership of three mixed animal practices and ended with the sale of several million dollar plus, small animal, AAHA accredited practices. The sale was to three young doctors that had been mentored and coached by him and who then retained him to continue as a consultant to them and to actively find and assist with the purchase of additional hospitals. While practicing in and running, with the help of a phenomenal team, his own core hospitals, he had the opportunity to buy, sell and manage several other hospitals. Beyond the practice and management of veterinary hospitals, Dr. Keiser has been involved in other aspects of veterinary medicine and business in general. He chaired the large animal advisory council that raised over 33 million dollars for the new Auburn University Large Animal Teaching Hospital, has been a member of the American Animal Hospital Association (AAHA) since 1988, and served as a chair on the Practice Management Advisory Committee for AAHA. He is one of the founders of the North American Business Association, a group of hospital owners and their practice administrators, and helped grow it to the point where it was gifted to the Veterinary Study Groups (parent organization of VMG). Dr. Keiser has also been past chair of the local chamber of commerce, Rotary Club, and United Way campaign. He has been a board member of the health department board, multiple foundations, and several banks. He currently serves on the business development board of First Southern National Bank.

Kelli Sue Kerwin – Mrs. Kerwin began her career in medicine and management originated in human healthcare, at the world renowned, Cleveland Clinic Foundation. Beginning with a receptionist role, she pursued advancement at every opportunity and quickly moved through the company. In February of 1998, she left the human side for veterinary medicine. She began her career in veterinary medicine as the Office Manager with Animal Hospital Inc. The small animal practice grew very quickly and in 2004 she managed the remodel and expansion that doubled their facility size to 14,500 sq. ft. In 2005, Kelli earned her Certified Veterinary Practice Manager distinction and continued to receive a certificate in Veterinary Practice Management from Purdue University in 2009. In 2018, AHI opened their first satellite clinic, and with its expansion, Mrs Kerwin became their CEO and realized her dream of becoming a practice owner. Kelli joined the Blue Heron Consulting team in 2019 and continued to coach and train, leveraging lessons learned from over 20 years in the industry. She is a Past Board President of Lake Humane Society and a member of the Veterinary Hospital Managers Association, American Animal Hospital Association and The Society of Human Resource Managers. She is also Fear Free Certified, an advisory board member for a local Registered Veterinary Technician program. She is currently working towards her Human-Animal Bond Certification.

Timothy Watters – Mr. Watters began his professional career in Philadelphia with PNC Financial working in a commercial lending group serving the mid-Atlantic Region. He later worked in the mid-west as an investment banker structuring tax-exempt financings to support capital expansion projects for hospitals throughout the US. In the 1990’s he purchased a small wholesale business serving the outdoor industry which operated in the Midwest. Since 2006, Mr. Watters has become co-owner of a wholesale native plant nursery that provides wetland plant material to restoration projects throughout the Intermountain West and Pacific Northwest. While no longer involved in overseeing all aspects of the nursery business, Mr. Watters continues to serve as Chief Financial Officer of this thriving business. Mr Watters has been actively involved in his local nonprofit community having served as Board Chair of both the Teton Valley Community Foundation and the Teton Valley Community School as well as Treasurer of Friends of the Teton River Board. Mr Watter’s most recent professional history includes servining as Co-Owner, Chief Operating Officer and Chief Financial Officer at North Fork Native Plants from 2018-2020 and Co-Owner, Chief Financial Officer at that same firm from 2021 to 2022.

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Anne Murphy – An experienced C-level Information Technology leader, Mrs Murphy has held executive positions with Target, Mars/Banfield and Best Buy. Her career includes service to public companies, family-owned corporations and private equity-held firms. She has participated in building teams for growth and evolving IT strategies for fast growing companies as well as leading technology-based companies through expansion on a path to being acquired. In participating on boards and within executive teams, Mrs. Murphy’s work has been leveraged by teams in supply chain, software development, security, e-commerce and mobile. Her broad experience includes the sectors of petcare. consumer electronics, information technology and energy and she holds degrees in Business Administration from Metro State University, Information Technology from The George Washington University School of Business, an MBA from University of St. Thomas and executive education certifications from Harvard Business School. She resides with her family in Minnesota. Mrs. Murphy’s most recent professional history includes, Chief Information Officer, Senior Vice President, Banfield Pet Hospital 2015 to 2017; Chief Information Officer, Greatcall Inc.,/Best Buy Health 2017 to 2020; Vice President Applications and Business Solutions, American Electric Power 2021 to present.

John Suprock – Mr Suprock’s decades long career includes the construction and real estate sectors as well as brokering and merger and acquisition representation for firms in the $10 million to $200 million value range. He has counseled on business transactions in the pharmacy, utility and energy sectors and has consulted with the Small Business Administration, helping small businesses achieve their plans. Mr Suprock has advised on tax strategies as well as valuations during M&A transactions and he has been a member of the International Business Brokers Association (IBBA) and the Alliance of Mergers and Acquisitions Advisors. A graduate of Cal State Long Beach, he lives in Arizona while not traveling during more than half of the year. Mr Suprock’s most recent professional history includes, Owner PCS Advisors 2006-2013; Since 2013 Mr. Suprock has been retired and managing a personal real estate portfolio.

Larry Alexander – Mr. Alexander has deep professional experience which includes the private, public and nonprofit companies in sectors such as banking, mergers and acquisitions and pharmaceuticals. Working alongside business leaders, he launched two new business units for First Financial Bank, resulting in the creation of a $300 million healthcare lending division for the bank. His work in sales includes growth of business units for medical device manufacturers and leading negotiations on many successful transactions during leadership of two purchasing units serving 5,000 pharmacies and generating $6 billion in annual revenue. Over the course of his career, Mr. Alexander has been a consistent leader of results, surpassing targets and goals in leading business units as large as $700M per year. Mr Alexander has worked extensively in the nonprofit arena, serving many causes including career training and education assistance for professionals in need. His education includes a Bachelors in Industrial Distribution from Texas A&M and executive education at The Wharton School. Mr Alexander lives in Texas with his family. Mr Alexander’s recent professional history includes: Vice President, Strategic Solutions, Independent National Accounts, McKesson 2010-2017; Managing Director, First Financial Bank 2017-2021; Vice President, Operations, CarepathRx 2022 to present.

Committees of the Board of Directors

Audit Committee

The Audit Committee is composed of three independent directors: Timothy Watters, John Suprock and               , with                serving as Chair. Each member of the Audit Committee is an independent director as defined by the rules of the Commission and NASDAQ. The Audit Committee has the sole authority and responsibility to select, evaluate and engage independent auditors for the Company. The Audit Committee reviews with the auditors and with the Company’s financial management all matters relating to the annual audit of the Company.

The Audit Committee monitors the integrity of our financial statements, monitors the independent registered public accounting firm’s qualifications and independence, monitors the performance of our internal audit function and the auditors, and monitors our compliance with legal and regulatory requirements. The Audit Committee also meets with our auditors to review the results of their audit and review of our annual and interim financial statements.

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The Audit Committee meets at least on a quarterly basis to discuss with management the annual audited financial statements and quarterly financial statements and meets from time to time to discuss general corporate matters.

Audit Committee Financial Expert

Our Board determined that                 is qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the Commission, in compliance with the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee, which currently consists of Anne Murphy, John Suprock and Larry Alexander, each of whom meets the independence requirements of all other applicable laws, rules and regulations governing director independence, as determined by the Board, with                 serving as Chair. Among other things, the Compensation Committee reviews, recommends and approves salaries and other compensation of the Company’s executive officers, and administers the Company’s equity incentive plans (including reviewing, recommending and approving stock option and other equity incentive grants to executive officers).

The Compensation Committee meets in executive session to determine the compensation of the Chief Executive Officer of the Company. In determining the amount, form, and terms of such compensation, the Committee considers the annual performance evaluation of the Chief Executive Officer conducted by the Board in light of company goals and objectives relevant to Chief Executive Officer compensation, competitive market data pertaining to Chief Executive Officer compensation at comparable companies, and such other factors as it deems relevant, and is guided by, and seeks to promote, the best interests of the Company and its shareholders.

In addition, subject to existing agreements, the Compensation Committee determines the salaries, bonuses, and other matters relating to compensation of the executive officers of the Company using similar parameters. It sets performance targets for determining periodic bonuses payable to executive officers. It also reviews and makes recommendations to the Board regarding executive and employee compensation and benefit plans and programs generally, including employee bonus and retirement plans and programs (except to the extent specifically delegated to a Board appointed committee with authority to administer a particular plan). In addition, the Compensation Committee approves the compensation of non-employee directors and reports it to the full Board.

The Compensation Committee also reviews and makes recommendations with respect to stockholder proposals related to compensation matters. The committee administers the Company’s equity incentive plans, including the review and grant of stock options and other equity incentive grants to executive officers and other employees and consultants.

The Compensation Committee may, in its sole discretion and at the Company’s cost, retain or obtain the advice of a compensation consultant, legal counsel or other adviser. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the committee.

Governance and Nominating Committee

The Governance and Nominating Committee consists of Larry Alexander and Timothy Watters, each of whom meets the independence requirements of all other applicable laws, rules and regulations governing director independence, as determined by the Board, with                 serving as Chair.

The Governance and Nominating Committee identifies individuals qualified to become members of the Board, consistent with criteria approved by the Board; recommends to the Board the director nominees for the next annual meeting of stockholders or special meeting of stockholders at which directors are to be elected; recommends to the Board candidates to fill any vacancies on the Board; develops, recommends to the Board, and reviews the corporate governance guidelines applicable to the Company; and oversees the evaluation of the Board and management.

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In recommending director nominees for the next annual meeting of stockholders, the Governance and Nominating Committee ensures the Company complies with its contractual obligations, if any, governing the nomination of directors. It considers and recruits candidates to fill positions on the Board, including as a result of the removal, resignation or retirement of any director, an increase in the size of the Board or otherwise. The Committee conducts, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the Board and such candidate’s compliance with the independence and other qualification requirements established by the Committee. The Committee also recommends candidates to fill positions on committees of the Board.

In selecting and recommending candidates for election to the Board or appointment to any committee of the Board, the Committee does not believe that it is appropriate to select nominees through mechanical application of specified criteria. Rather, the Committee shall consider such factors at it deems appropriate, including, without limitation, the following: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company; experience in the Company’s industry; experience as a board member of another publicly-held company; diversity of expertise and experience in substantive matters pertaining to the Company’s business relative to other directors of the Company; practical and mature business judgment; and composition of the Board (including its size and structure).

The Committee develops and recommends to the Board a policy regarding the consideration of director candidates recommended by the Company’s stockholders and procedures for submission by stockholders of director nominee recommendations.

In appropriate circumstances, the Committee, in its discretion, will consider and may recommend the removal of a director, in accordance with the applicable provisions of the Company’s certificate of incorporation and bylaws. If the Company is subject to a binding obligation that requires director removal structure inconsistent with the foregoing, then the removal of a director shall be governed by such instrument.

The Committee oversees the evaluation of the Board and management. It also develops and recommends to the Board a set of corporate governance guidelines applicable to the Company, which the Committee shall periodically review and revise as appropriate. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention.

Board Diversity

While we do not have a formal policy on diversity, the Board considers diversity to include the skill set, background, reputation, type and length of business experience of the Board members as well as a particular nominee’s contributions to that mix.  The Board believes that diversity brings a variety of ideas, judgments and considerations that benefit the Company and its stockholders.  Although there are many other factors, the Board seeks individuals with experience on operating and growing businesses.

Board Diversity Matrix (as of October 24, 2022)
Total Number of Directors:	11*
	Female	Male	Non- Binary	Did Not Disclose Gender
Part 1: Gender Identity
Directors	2	8	0	1

Part II: Demographic Background
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latino/Latina	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	2	7	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

*	Includes director nominees.

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Board Leadership Structure

Kimball Carr serves as the Chair of the Board and actively interfaces with management, the Board and counsel regularly.

Board Risk Oversight

The Company’s risk management function is overseen by the Board. The Company’s management keeps the Board apprised of material risks and provides its directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect us, and how management addresses those risks. Norman Gardner, Chairman of the Board, works closely together with the other members of the Board when material risks are identified on how to best address such risks. If the identified risk poses an actual or potential conflict with management, the Company’s independent directors may conduct the assessment. Presently, the primary risk affecting us are our liquidity and the lack of material revenue.

Family Relationships

Our directors Charles Hurst Keiser and Charles Stith Keiser are father and son, respectively.

Involvement in Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses) or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the Company’s employees, including the Company’s Chief Executive Officer and Chief Financial Officer. Although not required, the Code of Ethics also applies to the Company’s directors. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations and the prompt reporting of illegal or unethical behavior, and accountability for adherence to the Code of Ethics.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2021 Summary Compensation Table” below. In 2021, our “Named Executive Officers” and their positions were as follows:

•	Kimball Carr, Chairman, President, Chief Executive Officer and Director;
•	Charles Stith Keiser,Vice-Chairman, Chief Operating Officer; and
•	Peter Lau – Director and Interim Chief Financial Officer.

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This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2021 and 2020 Summary Executive Officer Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2021 and 2020.

	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total
Kimball Carr	2021	225,000	-	-	-	-	225,000
	2020	175,000	-	-	-	-	175,000
Charles Stith Keiser	2021	-	-	-	-	-	-
	2020
Peter Lau	2021	-	-	-	-	-	-
	2020

Employment Agreements

Kimball Carr Employment

Kimball Carr is employed with the Company under an initial three year agreement which provides for salary figures tied to revenue thresholds and an incentive plan tied to revenue and profit targets. The agreement renews for successive one year increments after the initial three year term is completed which will be in July 2024.

Charles Stith Keiser Employment

Charles Stith Keiser is employed with the Company as Chief Operating Officer. Mr. Keiser also serves as Chief Executive Officer of Blue Heron Consulting. The Company and Mr. Keiser have not to date entered into an employment agreement.

2022 Equity Incentive Plan

Effective October 18, 2022, shareholders of Company approved the Company’s 2022 Equity Incentive Plan (the “Plan”). The Plan provides for the award of stock options (incentive and non-qualified), stock awards and stock appreciation rights to officers, directors, employees and consultants who provide services to the Company.

Under the plan, the capital stock available for issuance under the Plan are the shares of the Company’s authorized but unissued common stock. The number of shares issued may not exceed, at any given time, ten percent (10%) of the total of: (a) the issued and outstanding shares of the Company’s common stock, and (b) all shares common stock issuable upon conversion or exercise of any outstanding securities of the Company which are convertible or exercisable into shares of common stock.

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The Board may terminate the Plan at any time. Unless sooner terminated, the Plan will terminate ten years after the effective date of the Plan. The number of shares of common stock covered by each outstanding stock right, and the number of shares of common stock which have been authorized for issuance under the Plan as well as the price per share of common stock (or cash, as applicable) covered by each such outstanding option or stock appreciation rights, shall be proportionately adjusted for any increases or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company.

Outstanding Equity Awards

No equity awards to our named executive officers were outstanding at December 31, 2021.

Director Compensation

No compensation has been paid to our directors for services rendered during the fiscal year ended December 31, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of October 24, 2022, the number of shares of common stock beneficially owned by:

(i)	each person, entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock;
(ii)	each of our directors;
(iii)	each of our Named Executive Officers; and
(iv)	all executive officers and directors as a group.

Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder's address is: c/o 2324 Valle Rio Way, Virginia Beach, Virginia, 23456.

The following table sets forth, as of June 30, 2022, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than 5% of our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly. The voting power shown is based on a total of 108,220,456 shares, consisting of 720,456 shares of Class A common stock and 4,300,000 shares of Class B common stock (voting at a ratio of 25 votes per share of Class B common stock) issued and outstanding.

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The percentages below are calculated based on shares issued and outstanding as of October 21, 2022.

Title of class	Name and Address of Beneficial Owner(	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock(1)	Approximate Voting Percentage of Outstanding(1)
Class A common (2)
	All executive officers and directors
	Kimball Carr	22,728	0.5%	*
	Charles Stith Keiser	22,728	0.5%	*
	Peter Lau	—	—	—
	Total all executive officers and directors	132,956	1.0%	*

	Other 5% stockholders
	—	—	—	—
	Total Other 5% stockholders	—	—	—

Class B common
	All executive officers and directors
	—	—	—	—
	Total all executive officers and directors
		—	—	—
	Other 5% stockholders
	Wilderness Trace Veterinary Partners, LLC(3) 276 Henry Street Junction City, Kentucky 4044	2,150,000	42.8%	49.7%
	Star Circle Advisory Group, LLC(4) 384 Grand Street Suite 1B New York, New York 10002	2,150,000	42.8%	49.7%
	Total Other 5% stockholders	4,300,000	85.6%	99.3%

Preferred Stock
	—	—	—	—
	Total all executive officers and directors	—	—	—
	—	—	—	—
	Total Other 5% stockholders	—	—	—

*	Less than 1%.

(1)      Figures may not total 100% due to rounding.

(2)      The business address of each individual or entity listed in the table is: c/o Inspire Veterinary Partners, Inc., 2324 Valle Rio Way, Virginia Beach, Virginia, 23456.

(3)      Wilderness Trace Veterinary Partners, LLC is controlled by our director Charles Hurst Keiser, DMV.

(4)      Star Circle Advisory Group, LLC is controlled by our directors Messrs. Carr, Coleman, Lau and Marten. No single such director holds a controlling interest in Star Circle Advisory Group, LLC.

Change-in-Control Agreements

The Company does not have any change-in-control agreements with any of its executive officers.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Subscription for Shares of Class A Common Stock by our Founders

On December 20, 2020, the Company entered into subscription agreements with Wilderness Trace Veterinary Partners, LLC and Star Circle Advisory Group, LLC, pursuant to which each of Wilderness and Star Circle purchased 2,150,000 shares of the Company’s Class A common stock (for an aggregate number of 4,300,000 shares) for a purchase price of $0.0001 per share and consideration of $215.00 each and aggregate consideration of $4.30.00.

Operating Leases with Related Parties

For the year ending December 31, 2021, the Company had intercompany leases between its subsidiaries, and these transactions and balances have been eliminated in consolidation of its financial statements.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of one hundred seventy million (170,000,000) shares of stock, consisting of three (3) classes of stock designated, respectively, as “Class A common stock,” “Class B common stock” and “Preferred Stock,” each such share having a par value of $0.0001 per share. The total number of authorized shares are: one hundred million (100,000,000) shares of Class A common stock; twenty million (20,000,000) shares of Class B common stock; and fifty million (50,000,000) shares of Preferred Stock.

This description is intended as a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation and by-laws, which are filed, or incorporated by reference, as exhibits to the registration statement of which this prospectus forms a part.

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No holder of shares of Class A common stock has the right to cumulate votes.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding shares of Preferred Stock.

Upon the liquidation, dissolution or winding up of the Company, after payment in full of all amounts required to be paid to creditors and to the holders of our Preferred Stock having liquidation preferences, if any, the holders of our Class A common stock are entitled to share, along with the holders of our Class A common stock and holders of Preferred Stock which are not entitled to any liquidation preference, ratably in all assets remaining.

Holders of Class A common stock have no preemptive or redemption rights and no right to convert their common stock into any other securities. All outstanding shares of Class B common stock are fully paid and non-assessable.

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Class B Common Stock

Holders of our Class B common stock are entitled to twenty-five (25) votes for each share held of record on all matters submitted to a vote of stockholders. No holder of shares of Class B common stock has the right to cumulate votes.

Subject to the rights of holders of Preferred Stock having preference as to dividends, the holders of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds.

Upon our liquidation, dissolution or winding up of the affairs of the Company, subject to any preference right of holder of the Preferred Stock of the Company, the holders of our Class A common stock shall share equally and ratably, along with the holders of our Class A common stock and holders of Preferred Stock which are not entitled to any liquidation preference, in the Company’s assets. The merger, conversion, exchange or consolidation of the Company is not deemed a liquidation, dissolution or winding up of the affairs of the Company.

Our Class B common stock may be convertible at the option of the holders, without the payment of additional consideration, at any time, into shares of Class A common stock at a conversion rate of one share of Class A common stock for each share of Class B common stock. The conversion rate of the Class B common stock will be adjusted proportionately if the Company, at any time or from time to time, (a) pays a dividend or makes a distribution for no consideration to holders of our Class A common stock, (b) subdivides (by stock split, recapitalization or otherwise) our outstanding Class A common stock into a greater number of shares, or (c) combines its outstanding Class A common stock into a smaller number of shares.

The holders of Class B common stock do not have any redemption or preemptive rights.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to fifty million (50,000,000) shares of Preferred Stock, in one or more series. Our board of directors has the authority, without further action by the shareholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Preferred Stock may be designated and issued without authorization of shareholders unless such authorization is required by applicable law, the rules of the principal market or other securities exchange on which our stock is then listed or admitted to trading.

Our board of directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock or Class B common stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

The description of Preferred Stock in this prospectus and the description of the terms of a particular series of preferred stock in any applicable prospectus supplement are not complete. You should refer to any applicable certificate of designation for complete information.

All shares of Preferred Stock offered hereby will, when issued, be fully paid and nonassessable, including shares of Preferred Stock issued upon the exercise of preferred stock warrants or subscription rights, if any.

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Warrants

Target Capital Warrant

On January 24, 2022, the Company issued a warrant (the “Target Warrant”) to Target Capital 1 LLC, a Delaware limited liability company (“Target”), in connection with Target’s $2,215,909 investment in the Company in the form of 12% Original Issue Discount Secured Convertible Note (the “Target Note”). The Target Warrant entitles Target to purchase the Company’s common stock, par value $0.0001 per share, at a purchase price equal to the per share price in an initial public offering of the Company’s common stock and the listing of the Common Stock on a “national securities exchange” as defined in Section 6 of the Securities Exchange Act of 1934, as amended (such public offering and listing, a “Qualified Financing”).

The quantity of the Company's common stock of subject to purchase upon exercise of the Target Warrant is equal to 50% of the face value of the Target Note, divided by the per-share price in the Qualified Financing, unless a Qualified Financing has not been completed by January 24, 2023 in which case the quantity of common stock subject to purchase upon exercise of the Warrant will be an amount equal to 75% of the face value of the Target Note divided by the per-share price in the Qualified Financing.

The Target Warrant is exercisable through the fifth anniversary of the issuance date. The Target Warrant may be redeemed at the option of the Company at any time following a Qualified Financing if the Company’s common stock trade on a national securities exchange at a price equal to the purchase price of the Company’s common stock in the Qualified Financing multiplied by 2 for a period of ten consecutive trading days. The Target Warrant is subject to transfer restrictions pursuant to applicable state and federal securities laws.

The foregoing description of the Target Warrant is not complete and is qualified in its entirety by reference to the complete text of the Target Warrant, a copy of which is re attached hereto as Exhibits 4.1 and is incorporated herein by reference.

Dragon Capital Warrant

Also on January 24, 2022, the Company issued a warrant (the “Dragon Warrant”) to Dragon Dynamic Catalytic Bridge SAC Fund, a Delaware limited liability company (“Dragon”), in connection with Target’s $284,091 investment in the Company in the form of 12% Original Issue Discount Secured Convertible Note (the “Dragon Note”). The Dragon Warrant entitles Dragon to purchase the Company’s common stock, par value $0.0001 per share, at a purchase price equal to the per share price in a Qualified Financing.

The quantity of the Company's common stock of subject to purchase upon exercise of the Dragon Warrant is equal to 50% of the face value of the Dragon Note, divided by the per-share price in the Qualified Financing, unless a Qualified Financing has not been completed by January 24, 2023 in which case the quantity of common stock subject to purchase upon exercise of the Dragon Warrant will be an amount equal to 75% of the face value of the Dragon Note divided by the per-share price in the Qualified Financing.

The Dragon Warrant is exercisable through the fifth anniversary of the issuance date. The Dragon Warrant may be redeemed at the option of the Company at any time following a Qualified Financing if the Company’s common stock trade on a national securities exchange at a price equal to the purchase price of the Company’s common stock in the Qualified Financing multiplied by 2 for a period of ten consecutive trading days. The Dragon Warrant is subject to transfer restrictions pursuant to applicable state and federal securities laws.

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The foregoing description of the Dragon Warrant is not complete and is qualified in its entirety by reference to the complete text of the Dragon Warrant, a copy of which is re attached hereto as Exhibits 4.2 and is incorporated herein by reference.

Registration Rights

In connection with Target’s and Dragon’s investments in the Target Note and the Dragon Note, respectively, and the issuance of the Target Warrant and the Dragon Warrant, the Company entered into registration rights agreements with each of Target and Dragon (the “Registration Rights Agreements”).

Pursuant to the Registration Rights Agreements, at any time after the effective date of the initial public offering of the Company's securities pursuant to a registration statement filed under the Securities Act of 1933, as amended, if one or more Holders that own an aggregate of 40% or more of the securities registrable in exchange for the conversion of the Target Note or the Dragon Note, or the exercise of the Target Warrant or the Dragon Warrant may make a formal demand for the Company to register such registrable securities on a registration statement on Form S-1 to be filed with the Securities and Exchange Commission. Also pursuant to the Registration Rights Agreements, each of Target and Dragon are entitled to customary “piggyback” registration rights.

If the Company’s underwriters or financial advisors advises the Company that, in its opinion, the amount of securities requested to be included in a demand or piggyback registration statement would materially adversely affect the offering or the timing of the offering, then the Company may in such registration statement only those securities (in amount and class) which the Company is so advised can be sold without such material adverse effect. The securities to be registered may consist of, first, all securities proposed to be sold by the Company for its own account; second, the registrable securities requested to be included in such registration by either Target or Dragon on a pro rata basis; and third, the registrable securities of any other holder of common stock with registration rights.

The foregoing description of the Registration Rights Agreements is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreements, copies of which are attached hereto as Exhibits 4.1 and 4.2 and are incorporated herein by reference.

Lock-ups

Pursuant to “lock-up” agreements, for a period of six months from the date of this prospectus in the case of our officers and directors, and for a period of three months for our 5% or more shareholders, have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Underwriter’s prior written consent.

Other Restrictions

The Company has agreed with the underwriters that each of the Company and any successors of the Company, for a period of three months from the effectiveness of this prospectus will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, with the sole exception of a registration statement on Form S-8 to be filed for the registration of securities issuable under the Company’s Equity Incentive Plan; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company. Additionally, the Company agrees that for a period of 12 months after the effectiveness of this prospectus it will not directly or indirectly in any “at-the-market”, continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, without the prior written consent of the Underwriters.

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Anti-Takeover Effects of Provisions of Our Amended and Restated Articles of Incorporation, Our Bylaws and Nevada Law

Nevada Anti-Takeover Law

The Nevada Revised Statutes (“NRS”) contain several provisions which may make a hostile take-over or change of control of our Company more difficult to accomplish. They include the following:

Under Nevada law, any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. All vacancies on the board of directors of a Nevada corporation may be filled by a majority of the remaining directors, though less than a quorum, unless the articles of incorporation provide otherwise. In addition, unless otherwise provided in the articles of incorporation, the board may fill the vacancies for the entire remainder of the term of office of the resigning director or directors. Our Articles of Incorporation do not provide otherwise.

In addition, Nevada law provides that unless otherwise provided in a corporation’s articles of incorporation or bylaws, shareholders do not have the right to call special meetings. Our articles of incorporation and our bylaws do not give shareholders this right. In accordance with Nevada law, we also require advance notice of any shareholder proposals.

Nevada law provides that, unless otherwise prohibited by any bylaws adopted by the shareholders, the board of directors may amend any bylaw, including any bylaw adopted by the shareholders. Pursuant to Nevada law, our articles of incorporation grant the authority to adopt, amend or repeal bylaws exclusively to our directors.

Nevada's “combinations with interested stockholders” statutes prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after the such person first becomes an “interested stockholder” unless (i) the corporation's board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. However, we have not included any such provision in our Articles of Incorporation or Bylaws, which means these provisions apply to us.

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Nevada's “acquisition of controlling interest” statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person who acquires a “controlling interest” in certain Nevada corporations may be denied certain voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles of Incorporation and Bylaws currently contain no provisions relating to these statutes, and unless our Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest were to provide otherwise, these laws would apply to us if we were to (i) have 200 or more stockholders of record (at least 100 of which have addresses in the State of Nevada appearing on our stock ledger) and (ii) do business in the State of Nevada directly or through an affiliated corporation. As of the date of this prospectus, we have less than 100 record stockholders with Nevada addresses. However, if these laws were to apply to us, they might discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

Listing

We have applied to list our Class A common stock on the Nasdaq under the symbol “ ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is vStock Transfer, LLC.

UNDERWRITING

Underwritten shares

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which Spartan Capital Securities, LLC, is acting as the representative (the “representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares of Class A Common Stock
Spartan Capital Securities, LLC
Total:

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

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The underwriters initially propose to offer our common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $            per share. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of our common stock made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to            additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 45 days after the closing of this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount to be paid by us(1)	$	$	$
Total	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The underwriters will receive an underwriting discount equal to 8.0% on the shares of Class A common stock sold in this offering.

We have agreed to reimburse the representative for accountable legal expenses incurred by the representative in connection with the offering, in an estimated amount of approximately $200,000. We have paid an expense deposit of $10,000, to the representative, which will be applied against the actual accountable expenses that will be payable by us to the representative in connection with this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

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Underwriter Warrants

We have agreed to issue to the representative warrants to purchase up to an aggregate of 5% of the shares of Class A common stock sold in this offering (the “Underwriter Warrants”). The Underwriter Warrants are exercisable 180 days after the effective date of the registration statement of which this prospectus forms a part at $            per share (110% of the public offering price), but may not be transferred at any time prior to the date which is 180 days beginning on the date of commencement of sales of securities in connection with this offering and expiring on a date which is three (3) years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(e)(1)(A). The Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e). Spartan Capital Securities, LLC (or its respective permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying such warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrants or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to the offering. In addition, the Underwriter Warrants provide for “piggy- back” registration rights with respect to the shares underlying such warrants, exercisable for a period of seven (7) years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Underwriter Warrants other than underwriting commissions incurred and payable by the holders thereof. The exercise price and number of shares issuable upon exercise of the Underwriter Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the exercise price of the Underwriter Warrants or the underlying shares of such warrants will not be adjusted for issuances of shares of Class A common stock at a price below such warrants’ exercise price.

Tail Financing

If, during the period that is 18 months following the closing of this public offering, we consummate a financing with investors with whom we have had a conference call or a meeting arranged by the representative during the period in which we engaged the representative, we will pay the representative a fee equal 8% of the proceeds of such financing and warrants to purchase a number of shares of our common stock equal to 5% of the aggregate number of shares of our common stock sold in such offering at an exercise price equal to 110% of the offering price of the shares of our common stock sold in such offering.

Right of First Refusal

Until 18 months from the closing date of this offering, the representative will have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, for all future public and private equity and debt offerings, including all equity-linked financings on terms and conditions customary to the representative for such transactions.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•	Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

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•	Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in our Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result of these activities, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our Class A common stock being offered in this offering.

IPO Pricing

Prior to the completion of this offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in these negotiations are: (i) the capitalization of our company at the time of the offering, (ii) market and general economic conditions and changes in the prospects and/or forecasts of our company, (iii) the representative’s review of our company’s audited financial statements for the fiscal year ended December 31, 2021 and subsequently filed unaudited financial statements and (iv) the representative’s determination of our company’s pre-money valuation (based upon the information provided to the representative by us).

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Lock-Up Agreements

We have agreed that for a period of six (6) months after the closing of this offering, we and any of our successors will not, without the prior written consent of the representative, which may be withheld or delayed in the representative’s sole discretion:

•	offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock or publicly disclose the intention to undertake any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another entity, in whole or in part, any of the economic consequences of ownership of any of our common stock or such other securities; whether any such transaction described above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Each of our directors, executive officers and substantially all holders of more than 5% of our outstanding common stock as of the effective date of this registration statement, has entered into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities has agreed that, for a period ending 180 days after the date of this prospectus, none of them will, without the prior written consent of the representative (which may be withheld or delayed in the representative’s sole discretion):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Lock-Up Securities;

•	enter into any hedging, swap or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise, make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or publicly disclose the intention to undertake any of the foregoing; or

•	otherwise enter into any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the locked-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

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Listing

In connection with this offering, we have applied to list our common stock for trading on The Nasdaq Capital Market under the symbol “            .” There is no assurance, however, that our common stock will be listed on The Nasdaq Capital Market or any other national securities exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is vStock Transfer, LLC.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. The availability for sale of a substantial number of shares of our Class A common stock acquired through the exercise of outstanding warrants could materially adversely affect the market price of our Class A common stock. In addition, sales of our Class A common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

We cannot estimate the number of shares of our Class A common stock that the Selling Stockholders or other of our stockholders will elect to sell under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including a person who may be deemed an “affiliate” of a company, who has beneficially owned restricted securities for at least six months may sell, within any three- month period, a number of shares that does not exceed the greater of: (1) 1% of the then-outstanding shares of common stock, or (2) if and when the common stock is listed on a national securities exchange, the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales of shares held by our affiliates that are not “restricted” are subject to such volume limitations, but are not subject to the holding period requirement. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and availability of current public information about our company. A person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale by such person, and who has beneficially owned the restricted shares for at least one year, is entitled to sell such shares under Rule 144 without regard to any of the restrictions described above.

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares of our common stock immediately after this offering (or shares if the underwriters exercise their option to purchase additional shares in full); or
•	the average weekly trading volume in shares of our common stock on the NASDAQ Capital Markets during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Commission and the NYSE American concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

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Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Commission has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

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LEGAL MATTERS

The Crone Law Group, P.C., is acting as our counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this offering. Carmel, Milazzo & Feil LLP is acting as counsel to the underwriter.

EXPERTS

The consolidated financial statements as of December 31, 2021 and December 31, 2020 included in this prospectus and in the registration statement have been so included in reliance on the report of Paris, Kreit & Chiu, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the Commission. You can read our Commission filings, including the registration statement, over the Internet at the Commission’s website at www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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Inspire Veterinary Partners, Inc. and Subsidiaries

Index to the Consolidated Financial Statements

December 31, 2021

INDEX TO THE INSPIRE VETERINARY PARTNERS, INC AND SUBISIDIARIES FINANCIAL STATEMENTS

December 31, 2021

Page
Index	F-1

Report of the Independent Public Accounting Firm on the Consolidated Financial Statements	F-2

Consolidated audited Balance Sheets as of December 31, 2021 and December 31, 2020	F-4

Consolidated audited Statements of Operations for the Year Ended December 31, 2021 and for the Period from December 2, 2020 through December 31, 2020	F-5

Consolidated audited Statements of Changes in Stockholders’ Equity (Deficit) for the Year Ended December 31, 2021 and for the Period from December 2, 2020 through December 31, 2020	F-6

Consolidated audited Statements of Cash Flows for the Year ended December 31, 2021 and for the Period from December 2, 2020 through December 31, 2020	F-7

Notes to the Consolidated audited Financial Statements	F-8

F-1

Inspire Veterinary Partners, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Inspire Veterinary Partners, Inc., and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Inspire Veterinary Partners, Inc. and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in shareholder’s equity and cash flows from inception (December 2, 2020) to December 31, 2020 and for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows from inception ( December 20, 2020) to December 31, 2020 and for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company’s ability to execute its business plan is dependent upon its ability to raise additional capital. The Company has a working capital and shareholders’ deficiency of $ 197,921 and $$1,523,661, respectively as of December 31, 2021. The Company has incurred recurring losses and sustained a net loss of $1,523,195 at December 31, 2021. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

F-2

Inspire Veterinary Partners, Inc. and Subsidiaries

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Paris, Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2021

Los Angeles, CA

October 24, 2022

F-3

Inspire Veterinary Partners, Inc. and Subsidiaries

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,058,418	21,970
Due from former owners, net	35,985	-
Inventory	41,000	-
Prepaid expenses and other current assets	65,864	-
Total Current Assets	2,201,267	21,970

Property and equipment, net	2,035,066	-
Other intangibles, net	239,195	-
Goodwill	1,610,843	-
Other assets	51,254	-
TOTAL ASSETS	$6,137,625	$21,970

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$505,305	$-
Bridge note, net of discount	1,031,917	-
Notes payable, net of discount	466,124	-
Total Current Liabilities	2,003,346	-

Convertible debentures	2,068,809	-
Notes payable - noncurrent	3,126,700	-
TOTAL LIABILITIES	7,198,855	-

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS’ DEFICIT
Common stock - Class A, $0.0001 par value, 20 million shares authorized, 4,300,000 and 4,300,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020	430	430
Common stock - Class B, $0.0001 par value, 100 million shares authorized, 845,456 and 50,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020	85	5
Preferred stock, $0.0001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2021 and December 31, 2020	-	-
Additional paid in capital	461,916	21,995
Accumulated deficit	(1,523,661)	(460)
TOTAL STOCKHOLDERS’ DEFICIT	(1,061,230)	21,970
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$6,137,625	$21,970

The accompanying notes are an integral part of these consolidated financial statement.

F-4

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Consolidated Statements of Operations

	For the Year Ended December 31, 2021	Period from December 2, 2020 through December 31, 2020
REVENUE	$2,549,134	$-

COST OF THE GOODS SOLD	1,719,844	-

GROSS PROFIT	829,290	-

OPERATING EXPENSES:
Depreciation and amortization	86,465	-
General and administrative	1,792,046	460
TOTAL OPERATING EXPENSES	1,876,511	460

OPERATING LOSS	(1,047,221)	(460)

OTHER INCOME (EXPENSE):
Interest income	161	-
Interest expense	(194,811)	-
Other Expenses	(14,861)	-
TOTAL OTHER INCOME (EXPENSE)	(209,511)	-

LOSS BEFORE INCOME TAXES	$(1,256,732)	$(460)

PROVISION FOR INCOME TAXES	266,469	-

NET LOSS	(1,523,201)	(460)

Basic and Diluted, Class A	(0.35)	(0.00)
Basic and Diluted, Class B	(2.16)	(0.15)

Shares used to compare loss per share
Basic and Diluted, Class A	4,300,000	4,300,000
Basic and Diluted, Class B	703,875	3,126

The accompanying notes are an integral part of these consolidated financial statement.

F-5

INSPIRE VETERINARY PARTNERS, INC AND SUBISIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Class A Common Stock		Class B Common Stock
	No. of Shares	Amount	No. of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance at Inception (December 2, 2020)	-	$-	-	$-	$-	$-	$-

Issuance of Class A Common Stock	4,300,000	430	-	-	-	-	430
Issuance of Class B Common Stock	-	-	50,000	5	21,995	-	22,000
Net loss	-	-	-	-	-	(460)	(460)
Balance as of December 31, 2020	4,300,000	$430	50,000	$5	$21,995	$(460)	$21,970

Issuance of Class B Common Stock	-	-	670,456	67	384,933	-	385,000
Issuance of Class B Common Stock – for services	-	-	125,000	13	54,988	-	55,001
Net loss	-	-	-	-	-	(1,523,201)	(1,523,201)
Balance as of December 31, 2021	4,300,000	$430	845,456	$85	$461,915	$(1,523,661)	$(1,061,230)

The accompanying notes are an integral part of these consolidated financial statement.

F-6

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2021	Period from December 2, 2020 through December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITES:
Net loss	$(1,523,201)	$(460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	83,908	-
Amortization of issuance costs	9,460	-
Amortization of debt discounts	2,417	-
Issuance of common stock for services	(9,167)	-
Changes in operating assets and liabilities, net of effect of acquisition:
Due from former owners, net	(35,985)	-
Inventory	(41,000)	-
Prepaid expenses and other current assets	(1,697)	-
Accounts payable and accrued expenses	505,305	-
Net cash used in by operating activities	(1,009,960)	(460)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,080,969)	-
Purchase of intangible assets	(277,200)	-
Acquisition of Goodwill	(1,610,843)	-
Advances for target acquisitions	(51,254)	-
Net cash used in investing activities	(4,020,266)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock for cash	-	22,430
Proceeds from note payable	3,877,759	-
Proceeds from revolving line of credit	1,004,759	-
Payments on revolving line of credit	(1,004,759)	-
Debt issuance costs	(162,728)	-
Repayment of note payable	(235,858)	-
Proceeds from issuance of bridge note	1,100,000	-
Proceeds from issuance of convertible debenture	2,102,500	-
Proceeds from the issuance of common stock for cash	385,001	-
Net cash provided by financing activities	7,066,674	22,430

Net increase in cash and cash equivalents	2,036,448	21,970
Cash and cash equivalents, beginning of year	21,970	-
Cash and cash equivalents, end of period	$2,058,418	$21,970

Supplemental cash flow information:
Interest payments during the year	$110,640	$-
Issuance of common stock for services	$55,001	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

1.	Description of Business

Business Description

Inspire Veterinary Partners, Inc. (the “Company” or “Inspire”) is a C-corporation which incorporated in the state of Delaware on December 2, 2020. On June 29, 2022, the Company converted into a Nevada C-corporation (“Conversion”). The Conversion did not result in any change in the corporate name, business, management fiscal year, accounting, location of the principal executive officer, capitalization structure, or assets or liabilities of the Company. The Company owns and operates veterinary hospitals throughout the United States. The Company specializes in small animal general practice hospitals which serve all manner of companion pets, emphasizing canine and feline breeds.

As the Company expands, additional modalities are becoming a part of the offerings at its hospital, including equine care. With 10 clinics located in 7 states as of August 2022, Inspire purchases existing hospitals which have the financial track record, marketplace advantages and future growth potential to make them worthy acquisition targets. Because the company leverages a leadership and support structure which is distributed throughout the United States, acquisitions are not centralized to one geographic area.

Services provided at owned hospitals include preventive care for companion animals consisting of annual health exams which include: parasite control; dental health; nutrition and body condition counseling; neurological examinations; radiology; bloodwork; skin and coat health and many breed specific preventive care services. Surgical offerings include all soft tissue procedures such as spays and neuters, mass removals, splenectomies and can also include gastropexies, orthopedic procedures and other types of surgical offerings based on a doctor’s training. In many locations additional means of care and alternative procedures are also offered such as acupuncture, chiropractic and various other health and wellness offerings.

The Company is the managing member of IVP Practice Holdings Co., LLC (“Holdco”), a Delaware limited liability company, which is the managing member of IVP CO Holding, LLC (“CO Holdco”), a Delaware limited liability company, IVP FL Holding Co., LLC (“FL Holdco”), a Delaware limited liability company, IVP Texas Holding Company, LLC (“TX Holdco”), a Delaware limited liability company, KVC Holding Company, LLC (“KVC Holdco”), a Hawaii limited liability company, and IVP CA Holding Co., LLC (“CA Holdco”), a Delaware limited liability company and IVP MD Holding Company, LLC (“MD Holdco”), a Delaware limited liability company, IVP OH Holding (“OH Holdco”), Co, LLC, a Delaware limited liability company, and IVP IN Holding Co., LLC (“IN Holdco”), a Delaware limited liability company. The Company through Holdco, operates and controls all business and affairs of CO Holdco, FL Holdco, TX Holdco, KVC Holdco, CA Holdco, MD Holdco. Holdco, OH Holdco and IN Holdco is used to acquire hospitals in various states and jurisdictions.

The Company is the managing member of IVP Real Estate Holding Co., LLC (“IVP RE”), a Delaware limited liability company, which is the managing member of IVP CO Properties, LLC (“CO RE”), a Delaware limited liability company, IVP FL Properties, LLC (“FL RE”), a Delaware limited liability company, IVP TX Properties, LLC (“TX RE”), a Delaware limited liability company, KVC Properties, LLC, (“KVC RE”), a Hawaii limited liability company, IVP CA Properties, LLC (“CA RE”), a Delaware limited liability company, IVP MD Properties, LLC (“MD RE”), a Delaware limited liability company, IVP OH Properties, LLC (“OH RE”), and IVP IN Properties, LLC (“IN RE”). The Company through IVP RE operates and controls all business and affairs of CO RE, FL RE, TX RE, KVC RE, CA RE, MD RE, OH RE and IN RE. IVP RE is used to acquire real property in various states and jurisdictions.

F-8

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

COVID-19

Impacts resulting from the COVID-19 pandemic have resulted in a widespread health crisis that has already adversely affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment; all of which have and could further affect the world economy.

The extent to which the novel coronavirus may impact the Company’s business, will depend on future developments which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the United States, business closures or business disruptions and the effectiveness of actions taken by governments around the globe to contain and treat the disease. We are unable to predict with certainty the effects of the COVID-19 pandemic on our customers, suppliers and vendors and its impact on the Company’s business.

2.	Significant Accounting Policies and Basis of Presentation

Basis of Presentation

The accompanying consolidated financial statements been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Going Concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses and at December 31, 2021, had an accumulated deficit of $1,523,655. For the year ended December 31, 2021, the Company sustained a net loss of $1,523,195. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and cash flow to meet its obligations on a timely basis. The Company will continue to seek to raise additional funding through debt or equity financing during the next twelve months. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. There is no guarantee the Company will be successful in achieving these objectives.

F-9

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2021 and 2020 the Company had no cash equivalents.

Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. Cash is deposited in checking accounts at accredited financial institutions with high credit-quality financial institutions and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, which at times, may exceed federally insured limits. The excess amounts at December 31, 2021 and 2020, were $1,453,514 and $0 respectively. Management believes that these financial institutions are financially sound, and, accordingly, minimal credit risk exists with respect to these high-quality financial institutions.

Due from Former Owners

The Company enters into asset purchase agreements related to the acquisitions of veterinary hospitals and as part of these agreements contractually obligates the former owners of the veterinary hospitals to reimburse the Company for any monies collected by the former owners for revenues earned subsequent to the closing date of the acquisition, less monies paid by the former owner on behalf of the Company for expenses incurred subsequent to the closing date of the acquisition. Any adjustments relating to pre-acquisition amounts will be reflected in goodwill.

Inventory

Inventory is recorded at the lower of cost or net realizable value using first-in, first-out method. Inventory consists of inventoriable supplies used for veterinary care and services.

Leases

The Company reviews all arrangements for potential leases, and at inception, determines whether a lease is an operating or finance lease. Lease assets and liabilities, which generally represent the present value of future minimum lease payments over the term of the lease, are recognized as of the commencement date. Leases with an initial lease term of twelve months or less are classified as short-term leases and are not recognized in the balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised.

F-10

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Lease term, discount rate, variable lease costs and future minimum lease payment determinations require the use of judgment and are based on the facts and circumstances related to the specific lease. Lease terms are generally based on their initial non-cancelable terms, unless there is a renewal option that is reasonably certain to be exercised. Various factors, including economic incentives, intent, past history and business needs are considered to determine if a renewal option is reasonably certain to be exercised. The implicit rate in a lease agreement is used when it can be determined to value the lease obligation. Otherwise, the Company's incremental borrowing rate, which is based on information available as of the lease commencement date, including applicable lease terms and the current economic environment, is used to determine the value of the lease obligation.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation of property and equipment is determined using the straight line method of the estimated useful lives of the related assets up to the salvage value. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures for betterments and major Improvements are capitalized and depreciated over the remaining useful lives of the assets. The carrying amount of the assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal, with resulting gains or losses included in operations.

Estimated useful lives are as follows for major classes of property and equipment:

Computers and equipment	3 – 7 years
Furniture and fixtures	5 – 7 years
Automobile	5 – 7 years
Leasehold improvements	5 – 15 years
Buildings	5 – 15 years

Acquisitions

The Company enters into acquisitions primarily with existing veterinary hospitals throughout the United States. When we acquire a business or assets that are determined to meet the definition of a business, we allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustments to the purchase price allocation in the reporting period that the amounts are determined.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the amounts assigned to its net assets. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis or when an event occurs, or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or changes in circumstances that may trigger interim impairment reviews include significant changes in business climate, operating results, planned investments in the reporting unit, or an expectation that the carrying amount may not be recoverable, among other factors.

F-11

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than it’s carrying amount, an impairment test is unnecessary. If an impairment test is necessary, the Company will estimate the fair value of its related reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is determined to be impaired, and the Company will proceed with recording an impairment charge equal to the excess of the carrying value over the related fair value.

The Company has recorded Goodwill in connection with business acquisitions during the year ended December 31, 2021 (see Note 5). During the years ended December 31, 2021 and 2020, the Company recorded no impairment of Goodwill.

Intangible Assets

Intangible assets consist of client list, trademark and non-compete intangibles that result from the acquisition of veterinary hospital or practices. Client list intangible represent the value of the long-term client relationship from the veterinary hospitals and practices. Trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition. Non-compete intangible assets represent the value associated with non-compete agreements for former employees and owners in place at the date of the acquisition. The client lists and trademark are included in intangible asset reported in the balance sheet which are being amortized over a 5-year term based on the estimated economic useful life of the client list and trademark. The amortization of the intangible asset is computed using the straight-line method. The intangibles are evaluated for impairment on an annual basis or more frequently whenever events or circumstances occur indicating that the carrying amount may not be recoverable.

Revenue Recognition

The Company recognizes service revenue from veterinary care services once the service is completed, as this is when the customer has the ability to direct the use of and obtain the benefits of the service. Payment terms are typically at the point of sale but may also occur upon completion of the service. The Company’s service contracts are primarily with veterinary customers. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are the delivery of veterinary services at the estimated net realizable amount for those services and goods. The Company’s accounting methodologies and processes include an evaluation of the historical collection and consideration of whether contractual allowances are necessary based on the historical experience. Revenue is reported net of sales discounts and excludes sales taxes. As the Company generally requires payment at the point in time of service or delivery of goods, the evaluation of such contractual allowances and collection on accounts receivables is insignificant and management determined that no such reserves or allowances were necessary as of December 31, 2021.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815 “Derivatives and Hedging Activities”.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

F-12

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The Company accounts for convertible instruments (when we have determined that the embedded conversion options should not be bifurcated from their host instruments) as follows: The Company records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. As of December 31, 2021, the Company has not recognized any beneficial conversion features on its convertible instruments.

The Company records a discount to convertible notes and convertible preferred stock for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note, if applicable. Debt discounts under these arrangements are amortized to noncash interest expense using the effective interest rate method over the term of the related debt to their date of maturity. If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs and contingency has been resolved.

Debt Issuance Costs

Debt issuance costs are specifically identifiable costs associated with issuance of a new debt instrument. Debt issuance costs are reported on the consolidated balance sheet as a direct deduction from the face amount of the related debt. Debt issuance costs are amortized to interest expense over the term of the related debt.

Advertising Costs

The Companies expense advertising costs as they are incurred. Advertising expenses were $603 and $0 for the years ending December 31, 2021 and for the period from December 2, 2020 through December 31, 2020.

Income Tax

The Company and its U.S. subsidiaries file a consolidated federal income tax return and is taxed as a C-Corporation, whereby it is subject to federal and state income taxes. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and established for all the entities a minimum threshold for financial statement recognition of the benefit of tax positions and requires certain expanded disclosures. The provision for income taxes is based upon income or loss after adjustment for those permanent items that are not considered in the determination of taxable income. Deferred income taxes represent the tax effects of differences between the financial reporting and tax basis of the Company’s assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized. Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In management’s opinion, adequate provisions for income taxes have been made. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

F-13

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during each period. Diluted net loss per share of common shares includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, share options and warrants, which would result in the issuance of incremental shares of common shares. For diluted net loss per share, the weighted-average number of common shares is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. For all periods presented, basic and diluted net loss per share are the same, as any additional share equivalents would be anti-dilutive. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

Upcoming accounting pronouncements

In December 2019, the FASB issued ASU No 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“Topic 740”), as part of its simplification initiative to reduce the cost and complexity in accounting for income taxes. The amendments in ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. For emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the potential impact adopting ASU 2019-12 will have on the Company’s consolidated financial statements and related disclosures.

The FASB also issued guidance under ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. The new guidance eliminated Step 2 from the goodwill impairment test thereby simplifying the annual goodwill impairment test to allow the Companies to compare the fair value of a reporting unit to its carrying amount. The Companies would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Companies retain the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The effective date for this new pronouncement will be January 1, 2023, with early adoption permitted, however a full evaluation of the impact of this standard has not been completed.

F-14

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

3.	Property and equipment

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	December 31,	December 31,
	2021	2020
Land	$863,973	$-
Computers and equipment	173,498	-
Furniture and fixtures	9,710	-
Automobile	21,050	-
Leasehold improvements	15,027	-
Buildings	997,711	-
	2,080,969	-
Less – accumulated depreciation	(45,903)	-
Property and Equipment, net	$2,035,066	$-

During the years ending December 31, 2021 and for the period from December 2, 2020 through December 31, 2020, the Company recorded depreciation expense of $45,903 and $0, respectively.

4.	Intangible Assets

The following summarizes the Companies’ intangibles assets at December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Client List	$186,000	$-
Noncompete Agreement	5,300	-
Trademark	85,900	-
Accumulated amortization	(38,005)	-
	$239,195	$-

During the years ending December 31, 2021 and for the period from December 2, 2020 through December 31, 2020, the Company recorded amortization expense of $38,005 and $0, respectively.

Expected future amortization expense of intangible assets at December 31, 2021 is as follows:

2022	57,030
2023	56,413
2024	54,529
2025	54,380
2026	16,843
$239,195

F-15

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

5.	Business acquisitions

Kauai Veterinary Clinic

On January 25, 2021, the Company acquired Kauai Veterinary Clinic, Inc., located in Lihue, Hawaii on the island of Kauai providing regional and local veterinary services (“Kauai Veterinary Clinic” or “KVC”), by entering into a Stock Purchase and Sale Agreement (“KVC SPA”) with the shareholders of KVC to acquire 100% of its issued and outstanding stock in exchange for $1,505,000 dollars (the “KVC Purchase Price) paid to the shareholders of KVC through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously to the closing of KVC, the Company acquired the underlying real estate from a third party in exchange for $1,300,000 through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These two acquisitions were financed by the loans provided by First Southern National Bank for a total of $2,383,400 (See Note 6 – “Debt – FSNB Commercial Loans).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the purchase price allocations as of January 25, 2021:

Consideration:
Cash	$1,505,000
Acquisition costs included in general and administrative	37,495
Recognized amounts of identifiable assets acquired
Furniture, fixtures & equipment	81,654
Tradename (5-year life)	41,300
Client list (5-year life)	126,000
Total identifiable net assets assumed	248,954
Goodwill	1,256,046
Total	$1,505,000

Chiefland Animal Hospital

On August 20, 2021, the Company acquired the veterinary practice and related assets of Chiefland Animal Hospital (“CAH”) by entering into an Asset Purchase Agreement (“Chiefland APA”) with Polycontec, Inc. (the “Chiefland Practice”) in exchange for the payment of $285,000 through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Chiefland Practice was purchased through a Bill of Sale in exchange for $279,500 from the Chiefland Practice through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with two loans provided by WealthSouth, a division of Farmers National Bank for a total of $469,259. (See Note 6 – “Debt – Master Lending and Credit Facility).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the combined purchase price allocations:

F-16

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Consideration:
Cash	$564,500
Acquisition costs included in general and administrative	34,979
Recognized amounts of identifiable assets acquired
Buildings	159,350
Land	131,831
Furniture, fixtures & equipment	11,995
Tradename (5-year life)	17,200
Client list (5-year life)	60,000
Total identifiable net assets assumed	380,376
Goodwill	184,124
Total	$564,500

Pets & Friends Animal Hospital

On October 7, 2021, the Company acquired the veterinary practice and related assets of the Pets & Friends Animal Hospital by entering into an Asset Purchase Agreement (“Chiefland APA”) with Pets & Friends Animal Hospital, LLC (the “P&W Practice”) in exchange for the payment of $ 375,000 through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the P&W Practice was purchased through a Bill of Sale in exchange for $255,000 from the P&W Practice through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with two loans provided by WealthSouth, a division of Farmers National Bank for a total of $535,500. (See Note 6 – “Debt – Master Lending and Credit Facility).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the combined purchase price allocations:

Consideration:
Cash	$630,000
Acquisition costs included in general and administrative	55,831
Recognized amounts of identifiable assets acquired
Inventory	41,000
Buildings	181,999
Land	82,142
Furniture, fixtures & equipment	121,486
Non-compete agreement (2-year life)	5,300
Tradename (5-year life)	27,400
Total identifiable net assets assumed	459,327
Goodwill	170,673
Total	$630,000

F-17

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Pro-Forma Financial Information (Unaudited)

Unaudited Pro forma Information The following unaudited pro forma information presents the consolidated results of Inspire, Kauai Veterinary Clinic, Chiefland Practice and P&W Practice for the year ended December 31, 2021. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies. As a result of the adjustment, $18,343 of amortization expense for the acquired intangible assets was applied in calculating the Net Loss.

The unaudited pro forma consolidated results of operations, assuming the acquisition had occurred on January 1, 2021, are as follows:

For the year ended December 31, 2021
Revenue	$3,882,312
Cost of goods sold	2,126,597
Gross profit	1,755,716
Operating expenses	2,705,357
Operating income (loss)	(949,642)
Other income (expense)	(211,091)
Loss before income taxes	(1,160,732)
Provision of income taxes	266,469
Net income (loss)	(1,427,201)

F-18

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

6.	Debt

Master Lending and Credit Facility

On June 25, 2021, the Company entered into a master line of credit loan agreement (“MLOCA”) with Wealth South a division of Farmers National Bank of Danville, Kentucky (“FNBD”). The MLOCA provides for a $2,000,000 revolving secured credit facility (“Revolving Line”) to be drawn for the initial purchase of veterinary clinical practices (“Practices”) and a $8,000,000 closed end line of credit (“Closed End Line”) to be disbursed as individual loans (Term Loans) to paydown draws on the Revolving Line and to provide longer term financing of the purchase of Practices. Each draw on the Revolving Line shall be repaid with a Term Loan out of the Closed End Line within one hundred and twenty (120) days of the draw on the Revolving Line. Each draw on the Revolving Line and the Closed End Line shall not exceed eighty-five (85%) percent of the purchase price of the Practice. The Company shall contribute and maintain equity of a minimum of fifteen (15%) percent of the initial purchase price of a Practice as long as any draw on the Revolving Line or a Term Loan remains unpaid with FNBD. The Revolving Line has an interest rate equal to the New York Prime Rate plus 0.50% that shall never be less than 3.57%. Each Term Loan issued under the Closed End Line shall have a fixed interest rate of 3.98% for the first five years of the loan. Immediately following the fixed rate period, the rate of interest rate will equal to the New York Prime Rate plus 0.65% that shall never be less than 3.57%. Each Practice to be acquired must have a minimum projected Debt-Service Coverage Ratio (“DSCR”) of 1.0x, defined as earnings before interest depreciation and amortization (“EBIDA”)/Annual Debt Service Requirement. The MLOCA terminates and the Revolving Line matures on June 25, 2023. Borrowings under the MLOCA are guaranteed by Kimball Carr, Chief Executive Officer and President.

In August 2021, the Company made a draw of $231,987 and $237,272 on the Revolving Line to finance the acquisition of CAH.

In October 2021, the Company made a draw of $318,750 and $216,750 on the Revolving Line to finance the acquisition of P&F.

On December 27, 2021 all four draws made on the Revolving Line during the year ended December 31, 2021 were refinanced into term loans. The Revolving Line has a balance of $0 for the year ending December 31, 2021.

The draw of $231,987 on the Revolving Line was refinanced into a term loan with an interest rate of 3.98% and a maturity date of December 27, 2031. The interest rate will stay at 3.98% until December 21, 2026, after which time the interest rate will be the New York Prime rate plus 0.65% (“Variable Interest”). The interest rate during the life of the loan will never be less than 3.57%. The loan has 120 instalment payments, with the first 12 payments of accrued interest beginning on January 27, 2022 until December 27, 2022. The next 48 payments will be for $2,565.51 beginning on January 27, 2023. Thereafter the scheduled payment amount may then change based on the Variable Interest and any changes thereof. The entire unpaid balance of principal and interest will be due at maturity on December 27, 2031.The term loan had issuance costs of $6,108 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $7 of issuance cost during the year ended December 31, 2021.

The draw of $237,272 on the Revolving Line was refinanced into a term loan with an interest rate of 3.98% and a maturity date of December 27, 2041. The interest rate will stay at 3.98% until December 21, 2026, after which time the interest rate will be the New York Journal Prime rate plus 0.65% (“Variable Interest”). The interest rate during the life of the loan will never be less than 3.57%. The loan has 240 instalment payments, with the first 12 payments of accrued interest beginning on January 27, 2022 until December 27, 2022. The next 48 payments will be for $1,492.10 beginning on January 27, 2023. Thereafter the scheduled payment amount may then change based on the Variable Interest and any changes thereof. The entire unpaid balance of principal and interest will be due at maturity on December 27, 2041.The term loan had issuance costs of $6,108 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $3 of issuance cost during the year ended December 31, 2021.

F-19

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The draw of $318,750 on the Revolving Line was refinanced into a term loan with an interest rate of 3.98% and a maturity date of December 27, 2031. The interest rate will stay at 3.98% until December 21, 2026, after which time the interest rate will be the New York Prime rate plus 0.65% (“Variable Interest”). The interest rate during the life of the loan will never be less than 3.57%. The loan has 120 instalment payments, with the first 12 payments of accrued interest beginning on January 27, 2022 until December 27, 2022. The next 48 payments will be for $3,525 beginning on January 27, 2023. Thereafter the scheduled payment amount may then change based on the Variable Interest and any changes thereof. The entire unpaid balance of principal and interest will be due at maturity on December 27, 2031.The term loan had issuance costs of $5,370 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $6 of issuance cost during the year ended December 31, 2021.

The draw of $216,750 on the Revolving Line was refinanced into a term loan with an interest rate of 3.98% and a maturity date of December 27, 2041. The interest rate will stay at 3.98% until December 21, 2026, after which time the interest rate will be the New York Prime rate plus 0.65% (“Variable Interest”). The interest rate during the life of the loan will never be less than 3.57%. The loan has 240 instalment payments, with the first 12 payments of accrued interest beginning on January 27, 2022 until December 27, 2022. The next 48 payments will be for $1,363.05 beginning on January 27, 2023. Thereafter the scheduled payment amount may then change based on the Variable Interest and any changes thereof. The entire unpaid balance of principal and interest will be due at maturity on December 27, 2041. The term loan had issuance costs of $5,370 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $3 of issuance cost during the year ended December 31, 2021.

Notes payable to FNBD as of December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	December 31, 2021
$237,272	CAH	FNBD	12/27/2021	12/27/2041	3.98%	$237,272
231,987	CAH	FNBD	12/27/2021	12/27/2031	3.98%	231,987
216,750	P&W	FNBD	12/27/2021	12/27/2041	3.98%	216,750
318,750	P&W	FNBD	12/27/2021	12/27/2031	3.98%	318,750

$1,004,759						$1,004,759

The term loans with FNBD have been drawn on the existing $8,000,000 MLOCA. Additional funding was obtained through the MLOCA subsequent to year-end as outlined in Note 12, Subsequent events.

FSNB Commercial Loans

On January 11, 2021, the Company entered into three separate commercial loans with First Southern National Bank (“FSNB”) as part of the Kauai Veterinary Clinic, LLC acquisition. The first commercial loan in the amount of $1,105,000 has a fixed interest rate of 4.35% and a maturity date of January 15, 2024. The commercial loan was modified in January 2021 to extend the maturity date to February 25, 2041. The fixed rate loan has monthly payments of $6,903 and the interest rate remained at 4.35%. The commercial loan had issuance costs of $13,264 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $615 of issuance cost during the year ended December 31, 2021.

F-20

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The second commercial loan with FSNB entered into on January 11, 2021 in the amount of $1,278,400 has a fixed interest rate of 4.35% and a maturity date of January 15, 2024. The commercial loan was modified in January 2021 to extend the maturity date to January 25, 2031. The fixed rate loan has monthly payments of $13,157 and the interest rate remained at 4.35%. The commercial loan had issuance costs of $10,085 for the year ended December 31, 2021that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $861 of issuance cost during the year ended December 31, 2021.

The third commercial loan with FSNB entered into on January 11, 2021 in the amount of $450,000 has a fixed interest rate of 5.05% and a maturity date of September 11, 2021. The commercial loan was modified on August 25, 2021 to extend the maturity date to February 25, 2023 and increase the principal amount to $469,914. The fixed rate loan has monthly payments of $27,164 and the interest rate remained at 5.05%. The commercial loan had issuance costs of $753 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $319 of issuance cost during the year ended December 31, 2021.

The FSB commercial loans are guaranteed by Kimball Carr, Chief Executive Officer and President and Charles Stith Keiser, our Vice Chairman and Chief Operating Officer.

Notes payable to FSB as of December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	December 31, 2021
$1,105,000	KVC	FSB	1/25/2021	2/25/2041	4.35%	$1,072,468
1,278,400	KVC	FSB	1/25/2021	1/25/2031	4.35%	1,182,834
469,914	KVC	FSB	1/25/2021	2/25/2023	5.05%	368,532
$2,853,314						$2,623,834

Notes payable at December 31, 2021 consisted of the following:

December 31,
2021
FNBD Notes Payable	$1,004,759
FSB Notes Payable	2,623,834
Car loan	13,309
Total notes payable	3,641,902
Unamortized debt issuance costs	(49,078)
Notes payable, net of issuance cost	3,592,824
Less current portion	(466,124)
Long-term portion	$3,126,700

Notes payable repayment requirements in the succeeding years are summarized as follows:

2022	$466,124
2023	281,214
2024	229,202
2025	239,486
2026	249,872
Thereafter	2,176,004

F-21

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Bridge Note

In December 2021, the Company entered into a $2,500,000 bridge loan with Spartan Capital Securities, LLC through the lending facility – Target Capital 1, LLC as a short term secured convertible note (“Bridge Note”). The Bridge Note is convertible into the Company’s common stock, at the time of a successful initial public offering (“IPO”) at the noteholder’s option, at a 35% discount to the IPO price. The Bridge Note has a face value of $2,500,000 with an original issue discount (“OID”) of 12% and has a maturity date of December 27, 2022. The OID of $300,000 is being amortized over the life of the loan. If the Company has filed its Form S-1 Registration Statement with the Securities and Exchange Commission (SEC) on or prior to December 2022, but the Company is not listed on a primary exchange, the maturity date of the note is automatically extended by six months. The Bridge Note was funded in two installments of net proceeds of $1,100,000 in December 2021 and the second installment subsequent to year-end. The Bridge Loan had issuance costs of $70,500 for the year ended December 31, 2021 that was amortized straight line over the life of the loan. The Company amortized $773 of issuance cost during the year ended December 31, 2021.

The Bridge Note has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the note becomes convertible into common stock.

A roll forward of the bridge note from December 31, 2020 to December 31, 2021 is below:

Bridge note, December 31, 2020	$-
Issued for cash	1,100,000
Amortization of original issue discount	1,644
Debt issuance costs	(70,500)
Amortization of debt issuance costs	773
Bridge note, December 31, 2021	$1,031,917

Convertible Debenture

Between March 18 and December 28, 2021, the Company issued $2,102,500 in aggregate principal amount of 6.00% subordinated convertible promissory note (“Convertible Debenture”). The Convertible Debenture is convertible into the Company’s Class B Common Stock upon the Company’s offering for sale its shares in a public offering (“IPO”). At the holder’s election, the accrued interest and principal may be paid in cash or Class B Common Stock (such number of shares reflecting a twenty-five percent (25%) discount of the opening price per share of Class B Common Stock). The Convertible Debenture mature 5 years from the date of issuance to each holder. Prior to the maturity date, the holder is entitled to convert the Convertible Note into Class B Common Stock upon the Company’s IPO. Upon an IPO the accrued and unpaid interest is due and payable in cash on the first business day of the following month of March for any balance not elected to be converted into the Class B Common Stock. The Convertible Debenture incurred issuance cost of $40,000 for the year ended December 31, 2021 that was amortized straight line over the life of the Convertible Debenture. The Company amortized $6,309 of issuance cost during the year ended December 31, 2021.

The Convertible Debenture has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the Convertible Debenture becomes convertible into common stock.

F-22

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

7.	Stockholders’ Equity

The Company is authorized to issue is 170,000,000 shares, of which 20,000,000 shares are designated as Class A common stock, with a par value of $0.0001 per share (the "Class A Common Stock"), 100,000,000 shares are designated as Class B common stock, with a par value of $0.0001 per share (the "Class B Common Stock"), and 50,000,000 shares are designated as Preferred Stock, with a par value of$0.0001 per share (the "Preferred Stock”).

Each outstanding share of Class A Common Stock is entitled to vote on each matter on which the stockholders of the Company is entitled to vote, and each holder of Class A Common Stock is entitled to twenty-five (25) votes for each share of Class A Common Stock held by such holder.

Each outstanding share of Class B Common Stock is entitled to vote on each matter on which the stockholders of the Company is entitled to vote, and each holder of Class B Common Stock is entitled to one (1) vote for each share of Class B Common Stock held by such holder.

All shares of Class A Common Stock and Class B Common Stock (collectively “Common Stock”) will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise provided above.

On December 16, 2020, the Company issued 4,300,000 shares of Class A Common Stock at a price of $0.0001 per share (total $430). In December 2020, the Company raised an additional $22,000 from a private offering of 25,000 shares of Class B Common Stock at a price of $0.44 per share made to two investors.

In January 2021, the Company raised $200,000 from a private offering of 250,000 shares of Class B Common Stock at a price of $1.00 per share made to four investors.

During January through March 2021, the Company raised $185,000 from a private offering of 420,456 shares of Class B Common Stock at a price of $0.44 per share.

In December 2021, the Companies signed a consulting agreement with Alchemy Advisory, LLC as a strategic business consultant for a term of 6 months. The contract stipulates a fee of $88,000 as well as 125,000 restricted shares of the Company’s Class B Common Stock. The Company recorded the $55,000 fair value of the common stock with $9,167 expensed during the year ended December 31, 2021 and $45,833 recorded in prepaid expenses at December 31, 2021. The Company will amortize the cost of the common stock issued over the life of the agreement.

8.	Retirement Plan

The Company through its acquisition of KVC sponsors a Savings Incentive Match Plan for former KVC Employees (SIMPLE IRA). The SIMPLE IRA plan provides for voluntary employee contributions up to statutory IRA limitations. KVC makes a dollar-for-dollar matching contribution equal to the elective deferral of each participant up to a maximum of 3% of the participants compensation. The participant’s interest in the balance of their SIMPLE IRA is immediately vested and non-forfeitable. The Company contributed and expensed approximately $11,693 to the SIMPLE IRA plan in 2021.

9.	Income Taxes

At December 31, 2021 and 2020, the Company had net operating loss (“NOL”) carryforwards for income tax purposes. For federal income tax purposes, NOLs arising in tax years beginning after 2017 may only reduce 80% of a taxpayer’s taxable income, and may be carried forward indefinitely; for California income tax purposes, the entire NOL can be carried forward up to 20 years. However, the coronavirus Aid, Relief and Economic Security Act (“the CARES Act”) issued in March 2020, provides tax relief to both corporate and noncorporate taxpayers by adding a five-year carryback period and temporarily repealing the 80% limitation for NOLs arising in 2018, 2019 and 2020.

F-23

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The Company estimated NOL carry-forwards for Federal and California income tax purposes of $1,803,424 and $460 at December 31, 2021 and 2020, respectively. No tax benefit was reported with respect to these NOL carry-forwards in the accompanying cash flows statements because the Company believes the realization of the Company’s net deferred tax assets for the NOL for combined federal and state jurisdictions of approximately $417 thousand as of December 31, 2021, was not considered more likely than not to be realized and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a full valuation allowance. The Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	Year Ended December 31,
	2021	2020
Deferred tax assets
Net Operating Loss Carryforwards	$446,822	$113
Fixed Assets	(32,321)
Stock Based Compensation	2,248	-
Total Deferred tax assets	416,748	113

Valuation allowance	(416,748)	(113)
Net deferred tax assets (liabilities)	$-	$-

The differences between the total calculated income tax provision and the expected income tax computed using the U.S. federal income tax rate are as follows:

	2021	2020
Tax benefit at statutory tax rate	$(319,872)	$(97)
State benefit, net of federal benefit	(70,615)	(16)
Other permanent differences	(16,065)	-
Valuation allowance	416,636	113
Other	(10,084)	-
Conversion of subsidiary from C-Corp to LLC	266,469	-
	$266,469	$-

On October 18, 2021, Kauai Veterinary Clinic, Inc. ("KVC") was converted into a limited liability corporation. The conversion of a C corporation into a limited liability corporation is treated as a complete liquidation of the corporation recognizing the gain at fair market value at the time of liquidation on the property deemed distributed for tax purposes. As a result, the KVC reported a gain on the conversion of $706,130 and paid $264,796 in taxes as of the date of conversion.

F-24

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Income tax expense consists of the following for the years ending December 31, 2021 and for the period of December 2, 2020 through December 31, 2020:

	December 31,	Period from December 2, 2020 through December 31,
	2021	2020
Current income tax expense
Federal	$182,269	$-
State	84,200	-
	$266,469	$-

10.	Operating Leases with Related Parties

For the year ending December 31, 2021 the Company only has intercompany leases between its subsidiaries, and these transactions and balances have been eliminated in consolidation.

11.	Commitments and Contingencies

As of December 31, 2021, substantially all of the Company’s assets were pledged as collateral for the Company’s credit facilities.

12.	Subsequent Events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the Company had the following subsequent events:

Acquisitions:

Advanced Veterinary Care of Pasco, LLC

On January 14, 2022, the Company acquired the veterinary practice and related assets of Advanced Veterinary Care of Pasco in Hudson, FL by entering into an Asset Purchase Agreement (“Advanced Veterinary APA”) with Advanced Veterinary Care of Pasco, LLC (“AVP”) and DJA Asset Management, LLC, (“DJA”) (the “Pasco Practice” or collectively “Pasco”) in exchange for the payment of $1,014,000 through the Company’s wholly owned subsidiary, IVP FL Holding Company, LLC. This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $817,135 under the MLOCA.

The total cash consideration paid for the combined acquisitions from the Pasco Practice in the amount of $1,014,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$850,000
Note Payable	164,000
Recognized amounts of identifiable assets acquired
Inventory	35,000
Furniture, fixtures & equipment	70,000
Trademark (5-year life)	97,600
Non-compete agreement (2-year life)	25,500
Client list (5-year life)	157,000
Total identifiable net assets assumed	385,100
Goodwill	628,900
Total	$1,014,000

F-25

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Lytle Veterinary Clinic, Inc.

On March 15, 2022, the Company acquired the veterinary practice and related assets of Lytle Veterinary Clinic in Texas by entering into an Asset Purchase Agreement (“Lytle APA”) with Lytle Veterinary Clinic, Inc. (“Lytle”) in exchange for the payment of $662,469 through the Company’s wholly owned subsidiary IVP Texas Holding Company, LLC and its wholly owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Lytle Practice was purchased through a Bill of Sale in exchange for $ 780,000 from the Lytle Practice through the Company’s wholly owned subsidiary, IVP Texas Properties, LLC. This acquisition was financed by two loans provided by Farmers National Bank of Danville Kentucky for a total of $1,141,098 under the MLOCA and convertible note payable due to the sellers on or before September 9, 2027 in the amount of $100,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Lytle Practice in the amount of $1,442,469 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$1,342,469
Note Payable	100,000
Recognized amounts of identifiable assets acquired
Inventory	28,894
Buildings	687,442
Land	92,558
Furniture, fixtures & equipment	69,554
Trademark (5-year life)	40,300
Non-compete agreement (2-year life)	23,200
Client list (5-year life)	116,000
Total identifiable net assets assumed	1,057,938
Goodwill	384,531
Total	$1,442,469

F-26

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Southern Kern Veterinary Clinic, Inc.

On March 22, 2022, the Company acquired the veterinary practice and related assets of Southern Kern Veterinary Clinic in California by entering into an Asset Purchase Agreement (“Kern APA”) with Southern Kern Veterinary Clinic, Inc. (“Kern”) in exchange for the payment of $1,500,000 through the Company’s wholly owned subsidiary IVP CA Holding Co., LLC and its wholly owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Kern Practice was purchased through a Bill of Sale in exchange for $500,000 from the Kern Practice through the Company’s wholly owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by two loans provided by Farmers National Bank of Danville Kentucky for a total of $1,700,000 under the MLOCA.

The total cash consideration paid for the combined acquisitions from the Kern Practice in the amount of $2,000,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$2,000,000
Recognized amounts of identifiable assets acquired
Inventory	25,000
Buildings	421,118
Land	78,882
Furniture, fixtures & equipment	100,000
Trademark (5-year life)	57,800
Non-compete agreement (2-year life)	38,600
Client list (5-year life)	249,000
Total identifiable net assets assumed	970,400
Goodwill	1,029,600
Total	$2,000,000

Bartow Animal Clinic

On May 18, 2022, the Company acquired the veterinary practice and related assets of Bartow Animal Clinic in Bartow, FL by entering into an Asset Purchase Agreement (“Bartow APA”) with Winter Park Veterinary Clinic, Inc. (“Bartow”) in exchange for the payment of $1,055,000 through the Company’s wholly owned subsidiary IVP FL Holding Company LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Bartow Practice was purchased through a Bill of Sale in exchange for $350,000 from the Bartow Practice through the Company’s wholly owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by two loans provided by Farmers National Bank of Danville Kentucky for a total of $969,000 under the MLOCA and convertible note payable due to the sellers on or before September 9, 2027 in the amount of $100,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Bartow Practice in the amount of $1,405,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$1,305,000
Notes Payable	100,000
Recognized amounts of identifiable assets acquired
Inventory	15,000
Buildings	230,000
Land	60,000
Furniture, fixtures & equipment	75,000
Trademark (5-year life)	49,800
Non-compete agreement (2-year life)	13,900
Client list (5-year life)	90,000
Total identifiable net assets assumed	533,700
Goodwill	871,300
Total	$1,405,000

F-27

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

Dietz Family Pet Hospital

On June 15, 2022, the Company acquired the veterinary practice and related assets of Dietz Family Pet Hospital in Richmond, TX by entering into an Asset Purchase Agreement (“Dietz APA”) with Dietz Family Pet Hospital, P.A. (“Dietz”) in exchange for the payment of $500,000 through the Company’s wholly owned subsidiary IVP Texas Holding Company LLC and its wholly owned subsidiary, IVP Texas Managing Co. LLC.

This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $382,500 under the MLOCA and note payable due to the sellers on or before September 9, 2027 in the amount of $50,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Dietz Practice in the amount of $500,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$450,000
Notes Payable	50,000
Recognized amounts of identifiable assets acquired
Inventory	21,000
Furniture, fixtures & equipment	75,000
Trademark (5-year life)	37,800
Non-compete agreement (2-year life)	12,200
Client list (5-year life)	32,000
Total identifiable net assets assumed	178,000
Goodwill	322,000
Total	$500,000

Aberdeen Veterinary Clinic

On July 29, 2022, the Company acquired the veterinary practice and related assets of Aberdeen Veterinary Clinic (“Aberdeen”) by entering into an Asset Purchase Agreement (“Aberdeen APA”) with Fritz Enterprises, Inc. in exchange for the payment of $574,683 through the Company’s wholly owned subsidiary, IVP MD Holding Company, LLC.

F-28

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $445,981 under the MLOCA and note payable due to the sellers on or before September 9, 2027 in the amount of $50,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the acquisition from the Aberdeen Practice in the amount of $574,683 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. Due to the timing of the acquisition, the Company’s purchase accounting related to the valuation of the fixed assets, intangible assets, and goodwill, is not yet complete and subject to revisions.

All Breed Pet Care

On August 12, 2022, the Company acquired the veterinary practice and related assets of All Breed Pet Care veterinary clinic in Indiana by entering into an Asset Purchase Agreement (“All Breed APA”) with Tejal Rege (“All Breed”) in exchange for the payment of $952,000 through the Company’s wholly owned subsidiary IVP IN Holding Company, LLC. Simultaneously, the real estate operations (land and building) utilized by the All Breed practice was purchased through a Bill of Sale in exchange for $1,200,000 from All Breed Pet Care, LLC through the Company’s wholly owned subsidiary, IVP IN Properties, LLC. These acquisitions were finance by three loans provided by Farmers National Bank of Danville Kentucky for a total 1,945,450 under the MLOCA and note payable due to the sellers on or before September 9, 2027 in the amount of $75,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Kern Practice in the amount of $2,152,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. Due to the timing of the acquisition, the Company’s purchase accounting related to the valuation of the fixed assets, intangible assets, and goodwill, is not yet complete and subject to revisions.

Debt:

On August 18, 2022 the MLOCA was amended and restated to terminate the revolving feature on the Revolving Line and convert the line of credit to a closed end draw note (“Closed End Draw Note”) that mature on August 18, 2024. Each draw on the Closed End Draw Note shall not exceed eighty-five (85%) percent of the purchase price of the Practice. The Company shall contribute and maintain equity of a minimum of fifteen (15%) percent of the initial purchase price of a Practice as long as any draw on the Closed End Draw Note or a Term Loan remains unpaid with FNBD. The interest rate charge on all sums advance under the amended and restated MLOCA shall be 5.25% for the first five years of the loan. Immediately following the fixed rate period, the rate of interest will be equal to the New York Prime Rate plus 0.65% that shall never be less than 4.75%. Each Practice to be acquired mush have a minimum projected DSCR of 1.0x, defined as EBIDA/Annual Debt Service Requirement. The MLOCA terminates and the Closed End Draw Note matures on August 18, 2024.

F-29

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021

The notes payable to FNBD entered into subsequent to December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest
$817,135	Pasco	FNBD	1/14/2022	1/14/2032	3.98%
478,098	Lytle	FNBD	3/15/2022	3/15/2032	3.98%
663,000	Lytle	FNBD	3/15/2022	3/15/2042	3.98%
425,000	Kern	FNBD	3/22/2022	3/22/2042	3.98%
1,275,000	Kern	FNBD	3/22/2022	3/22/2032	3.98%
246,500	Bartow	FNBD	5/18/2022	5/18/2042	3.98%
722,500	Bartow	FNBD	5/18/2022	5/18/2032	3.98%
382,500	Dietz	FNBD	6/15/2022	6/15/2032	3.98%
445,981	Aberdeen	FNBD	7/19/2022	7/29/2032	3.98%
1,200,000	All Breed	FNBD	8/12/2022	8/12/2032	3.98%
519,527	All Breed	FNBD	8/12/2022	8/12/2032	3.98%
225,923	All Breed	FNBD	8/12/2022	8/12/2032	5.25%
$7,401,164

F-30

INDEX TO THE INSPIRE VETERINARY PARTNERS, INC AND SUBISIDIARIES FINANCIAL STATEMENTS

June 30, 2022

F-31

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$859,711	2,058,418
Due from former owners, net	263,120	35,985
Inventory	165,894	41,000
Prepaid expenses and other current assets	119,461	65,864
Total Current Assets	1,408,186	2,201,267

Property and equipment, net	3,987,579	2,035,066
Right-of-use assets, net	239,620	-
Other intangibles, net	1,212,101	239,195
Goodwill	4,847,174	1,610,843
Other assets	4,619	51,254
TOTAL ASSETS	$11,699,279	$6,137,625

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$539,024	$505,305
Operating lease liabilities	24,256	-
Bridge note, net of discount	2,285,986	1,031,917
Notes payable, net of discount	483,589	466,124
Total Current Liabilities	3,332,855	2,003,346

Operating lease liabilities, non-current	217,349	-
Convertible debentures	2,682,774	2,068,809
Notes payable - noncurrent	7,852,868	3,126,700
TOTAL LIABILITIES	14,085,846	7,198,855

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS’ DEFICIT
Common stock - Class A, $0.0001 par value, 20 million shares authorized, 4,300,000 and 4,300,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021	430	430
Common stock - Class B, $0.0001 par value, 100 million shares authorized, 845,456 and 845,456 shares issued and outstanding as of June 30, 2022 and December 31, 2021	85	85
Preferred stock, $0.0001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Additional paid in capital	461,916	461,916
Accumulated deficit	(2,848,998)	(1,523,661)
TOTAL STOCKHOLDERS’ DEFICIT	(2,386,567)	(1,061,230)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$11,699,279	$6,137,625

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-32

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

	Six Months Ended June 30,
	2022	2021

REVENUE	$3,731,278	$878,727

COST OF THE GOODS SOLD	2,575,222	517,059

GROSS PROFIT	1,156,056	361,668

OPERATING EXPENSES:
Salaries and wages	1,214,849	423,305
Depreciation and amortization	162,355	31,734
General and administrative	773,291	160,759
TOTAL OPERATING EXPENSES	2,150,495	615,798

OPERATING LOSS	(994,439)	(254,130)

OTHER INCOME (EXPENSE):
Interest income	38	11
Interest expense	(356,434)	(49,178)
Other expenses	(4,596)	-
TOTAL OTHER INCOME (EXPENSE)	(360,992)	(49,167)

LOSS BEFORE INCOME TAXES	(1,355,431)	(303,297)

PROVISION FOR INCOME TAXES	(30,094)	-

NET LOSS	$(1,325,337)	$(303,297)

Basic and Diluted, Class A	$(0.31)	$(0.07)
Basic and Diluted, Class B	$(1.57)	$(0.46)

Shares used to compute loss per share
Basic and Diluted, Class A	4,300,000	4,300,000
Basic and Diluted, Class B	845,456	665,608

F-33

INSPIRE VETERINARY PARTNERS, INC AND SUBISIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

	Class A Common Stock		Class B Common Stock
	No. of Shares	Amount	No. of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance as of December 31, 2021	4,300,000	430	845,456	85	461,916	(1,523,661)	(1,061,230)
Net loss	-	-	-	-	-	(1,325,337)	(1,325,337)
Balance as of June 30, 2022	4,300,000	$430	845,456	$85	$461,916	$(2,848,998)	$(2,386,567)

	Class A Common Stock		Class B Common Stock
	No. of Shares	Amount	No. of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance as of December 31, 2020	4,300,000	430	50,000	5	21,995	(460)	21,970
Issuance of Class B Common Stock - for cash	-	-	670,456	67	384,993	-	385,000
Net loss	-	-	-	-	-	(303,297)	(303,297)
Balance as of June 30, 2021	4,300,000	$430	720,456	$72	$406,928	$(303,757)	$103,673

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-34

INSPIRE VETERINARY PARTNERS, INC AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITES:
Net loss	$(1,325,337)	$(303,297)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	166,273	30,904
Amortization of issuance costs	67,911	3,037
Amortization of debt discounts	147,951	-
Issuance of common stock for services	13,958	-
Changes in operating assets and liabilities, net of effect of acquisition:
Due from former owners, net	(227,135)	(691)
Inventory	(124,894)	-
Prepaid expenses and other current assets	(53,597)	(13,994)
Accounts payable and accrued expenses	33,719	31,374
Operating lease liabilities	(11,973)	-
Net cash (used in) provided by operating activities	(1,313,124)	(252,667)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,020,626)	(1,388,017)
Purchase of intangible assets	(1,071,066)	(167,300)
Acquisition of Goodwill	(3,236,331)	(1,256,046)
Advances for target acquisitions	46,635	(4,917)
Net cash used in investing activities	(6,281,388)	(2,816,280)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	5,009,773	2,873,001
Debt issuance costs	(92,790)	(64,102)
Repayment of note payable	(231,178)	(64,959)
Proceeds from issuance of bridge note	1,100,000	-
Proceeds from issuance of convertible debenture	610,000	1,411,500
Proceeds from the issuance of common stock for cash	-	385,000
Net cash provided by financing activities	6,395,805	4,540,440

Net (decrease) increase in cash and cash equivalents	(1,198,707)	1,471,493
Cash and cash equivalents, beginning of year	2,058,418	21,970
Cash and cash equivalents, end of period	$859,711	$1,493,463

Supplemental cash flow information:
Interest payments during the year	$138,731	$42,472

Noncash investing and financing activity:
Acquisition of assets through operating leases	$(253,578)	$-
Liabilities recorded through operating leases	$253,578	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-35

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

1.	Description of Business

Business Description

Inspire Veterinary Partners, Inc. (the “Company” or “Inspire”) is a C-corporation which incorporated in the state of Delaware on December 2, 2020. On June 29, 2022, the Company converted into a Nevada C-corporation (“Conversion”). The Conversion did not result in any change in the corporate name, business, management fiscal year, accounting, location of the principal executive officer, capitalization structure, or assets or liabilities of the Company. The Company owns and operates veterinary hospitals throughout the United States. The Company specializes in small animal general practice hospitals which serve all manner of companion pets, emphasizing canine and feline breeds.

As the Company expands, additional modalities are becoming a part of the offerings at its hospital, including equine care. With 10 clinics located in 7 states as of August 2022, Inspire purchases existing hospitals which have the financial track record, marketplace advantages and future growth potential to make them worthy acquisition targets. Because the company leverages a leadership and support structure which is distributed throughout the United States, acquisitions are not centralized to one geographic area.

Services provided at owned hospitals include preventive care for companion animals consisting of annual health exams which include: parasite control; dental health; nutrition and body condition counseling; neurological examinations; radiology; bloodwork; skin and coat health and many breed specific preventive care services. Surgical offerings include all soft tissue procedures such as spays and neuters, mass removals, splenectomies and can also include gastropexies, orthopedic procedures and other types of surgical offerings based on a doctor’s training. In many locations additional means of care and alternative procedures are also offered such as acupuncture, chiropractic and various other health and wellness offerings.

The Company is the managing member of IVP Practice Holdings Co., LLC (“Holdco”), a Delaware limited liability company, which is the managing member of IVP CO Holding, LLC (“CO Holdco”), a Delaware limited liability company, IVP FL Holding Co., LLC (“FL Holdco”), a Delaware limited liability company, IVP Texas Holding Company, LLC (“TX Holdco”), a Delaware limited liability company, KVC Holding Company, LLC (“KVC Holdco”), a Hawaii limited liability company, and IVP CA Holding Co., LLC (“CA Holdco”), a Delaware limited liability company and IVP MD Holding Company, LLC (“MD Holdco”), a Delaware limited liability company, IVP OH Holding (“OH Holdco”), Co, LLC, a Delaware limited liability company, and IVP IN Holding Co., LLC (“IN Holdco”), a Delaware limited liability company. The Company through Holdco, operates and controls all business and affairs of CO Holdco, FL Holdco, TX Holdco, KVC Holdco, CA Holdco, MD Holdco. Holdco, OH Holdco and IN Holdco is used to acquire hospitals in various states and jurisdictions.

The Company is the managing member of IVP Real Estate Holding Co., LLC (“IVP RE”), a Delaware limited liability company, which is the managing member of IVP CO Properties, LLC (“CO RE”), a Delaware limited liability company, IVP FL Properties, LLC (“FL RE”), a Delaware limited liability company, IVP TX Properties, LLC (“TX RE”), a Delaware limited liability company, KVC Properties, LLC, (“KVC RE”), a Hawaii limited liability company, IVP CA Properties, LLC (“CA RE”), a Delaware limited liability company, IVP MD Properties, LLC (“MD RE”), a Delaware limited liability company, IVP OH Properties, LLC (“OH RE”), and IVP IN Properties, LLC (“IN RE”). The Company through IVP RE operates and controls all business and affairs of CO RE, FL RE, TX RE, KVC RE, CA RE, MD RE, OH RE and IN RE. IVP RE is used to acquire real property in various states and jurisdictions.

F-36

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

COVID-19

Impacts resulting from the COVID-19 pandemic have resulted in a widespread health crisis that has already adversely affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment; all of which have and could further affect the world economy.

The extent to which the novel coronavirus may impact the Company’s business, will depend on future developments which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the United States, business closures or business disruptions and the effectiveness of actions taken by governments around the globe to contain and treat the disease. We are unable to predict with certainty the effects of the COVID-19 pandemic on our customers, suppliers and vendors and its impact on the Company’s business.

2.	Significant Accounting Policies and Basis of Presentation

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2021, which are included in this Registration Statement. Furthermore, the Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the years ended December 31, 2021 and 2020, included in this Registration Statement. Since the date of those audited consolidated financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

F-37

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements for the periods presented reflect all adjustments, consisting of only normal recurring adjustments, necessary to fairly present the Company's financial position, results of operations, and cash flows. The December 31, 2021 condensed consolidated balance sheet was derived from audited financial statements, but does not include all GAAP disclosures. The unaudited condensed consolidated financial statements for the interim periods are not necessarily indicative of results for the full year.

Going Concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses and at June 30, 2022, had an accumulated deficit of $2,848,998. For the six months ending June 30, 2022, the Company sustained a net loss of $1,325,337. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and cash flow to meet its obligations on a timely basis. The Company will continue to seek to raise additional funding through debt or equity financing during the next twelve months. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. There is no guarantee the Company will be successful in achieving these objectives.

Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on the reporting results of operations and did not affect previously reported amounts in the Balance Sheet, Statement of Changes in Stockholder’s Equity (Deficit) and Statement of Cash Flows.

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during each period. Diluted net loss per share of common shares includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, share options and warrants, which would result in the issuance of incremental shares of common shares. For diluted net loss per share, the weighted-average number of common shares is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. For all periods presented, basic and diluted net loss per share are the same, as any additional share equivalents would be anti-dilutive. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

F-38

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Emerging Growth Company Status

The Company is an Emerging Growth Company, as defined in Section 2(a) of the Securities Act of 1933, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these unaudited condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Upcoming accounting pronouncements

In December 2019, the FASB issued ASU No 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“Topic 740”), as part of its simplification initiative to reduce the cost and complexity in accounting for income taxes. The amendments in ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. For emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 31, 2022. The Company is currently evaluating the potential impact adopting ASU 2019-12 will have on the Company’s consolidated financial statements and related disclosures.

The FASB also issued guidance under ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. The new guidance eliminated Step 2 from the goodwill impairment test thereby simplifying the annual goodwill impairment test to allow the Companies to compare the fair value of a reporting unit to its carrying amount. The Companies would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Companies retain the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The effective date for this new pronouncement will be January 1, 2023, with early adoption permitted, however a full evaluation of the impact of this standard has not been completed.

3.	Property and equipment

As of June 30, 2022 and December 31, 2021, property and equipment, net, consisted of the following:

	June 30,	December 31,
	2022	2021
Land	$992,591	$863,973
Computers and equipment	495,737	173,498
Furniture and fixtures	108,260	9,710
Automobile	21,050	21,050
Leasehold improvements	82,523	15,027
Buildings	2,401,434	997,711
	4,101,595	2,080,969
Less – accumulated depreciation	(114,016)	(45,903)
Property and Equipment, net	$3,987,579	$2,035,066

F-39

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Depreciation expense was $68,113 and $16,604 for the six months ended June 30, 2022 and December 31, 2021, respectively.

4.	Goodwill and Intangible Assets

The following summarizes the Companies’ intangibles assets at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
Client List	$830,000	$186,000
Noncompete Agreement	118,700	5,300
Trademark	369,200	85,900
Other Intangible Assets	30,366	-
Accumulated amortization	(136,166)	(38,005)
	$1,212,101	$239,195

Amortization expense was $98,160 and $14,300 for the six months ended June 30, 2022 and December 31, 2021, respectively.

Expected future amortization expense of intangible assets at June 30, 2022 is as follows:

2022	155,573
2023	308,695
2024	263,173
2025	244,070
2026	201,917
Thereafter	38,674
$1,212,101

F-40

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

5.	Business acquisitions

Kauai Veterinary Clinic

On January 25, 2021, the Company acquired Kauai Veterinary Clinic, Inc., located in Lihue, Hawaii on the island of Kauai providing regional and local veterinary services (“Kauai Veterinary Clinic” or “KVC”), by entering into a Stock Purchase and Sale Agreement (“KVC SPA”) with the shareholders of KVC to acquire 100% of its issued and outstanding stock in exchange for $1,505,000 dollars (the “KVC Purchase Price) paid to the shareholders of KVC through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously to the closing of KVC, the Company acquired the underlying real estate from a third party in exchange for $1,300,000 through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These two acquisitions were financed by the loans provided by First Southern National Bank for a total of $2,383,400 (See Note 6 – “Debt – FSNB Commercial Loans).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the purchase price allocations as of January 25, 2021:

Consideration:
Cash	$1,505,000
Acquisition costs included in general and administrative	37,495
Recognized amounts of identifiable assets acquired
Furniture, fixtures & equipment	81,654
Tradename (5-year life)	41,300
Client list (5-year life)	126,00
Total identifiable net assets assumed	248,954
Goodwill	1,256,046
Total	$1,505,000

F-41

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Chiefland Animal Hospital

On August 20, 2021, the Company acquired the veterinary practice and related assets of Chiefland Animal Hospital by entering into an Asset Purchase Agreement (“Chiefland APA”) with Polycontec, Inc. (the “Chiefland Practice”) in exchange for the payment of $285,000 through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Chiefland Practice was purchased through a Bill of Sale in exchange for $279,500 from the Chiefland Practice through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with a loan provided by WealthSouth, a division of Farmers National Bank for a total of $469,259. (See Note 6 – “Debt – Master Lending and Credit Facility).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the combined purchase price allocations:

Consideration:
Cash	$564,500
Acquisition costs included in general and administrative	34,979
Recognized amounts of identifiable assets acquired
Buildings	159,350
Land	131,831
Furniture, fixtures & equipment	11,995
Tradename (5-year life)	17,200
Client list (5-year life)	60,000
Total identifiable net assets assumed	380,376
Goodwill	184,124
Total	$564,500

F-42

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Pets & Friends Animal Hospital

On October, 2021, the Company acquired the veterinary practice and related assets of the Pets & Friends Animal Hospital by entering into an Asset Purchase Agreement (“P&W APA”) with Pets & Friends Animal Hospital, LLC (“P&W”) in exchange for the payment of $ 375,000 through the Company’s wholly owned subsidiary, IVP Practice Holding Company, LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the P&W Practice was purchased through a Bill of Sale in exchange for $264,141 from the P&W Practice through the Company’s wholly owned subsidiary, IVP Real Estate Holding Co., LLC. These acquisitions were financed with a loan provided by WealthSouth, a division of Farmers National Bank for a total of $535,500. (See Note 6 – “Debt – Master Lending and Credit Facility).

The Company accounted for the acquisition as business combinations in accordance with ASC Topic 805, Business Combinations. The Company has used the acquisition method of accounting and allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisitions date. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to the acquisition-driven cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductive for tax purposes. The following summarizes the combined purchase price allocations:

Consideration:
Cash	$630,000
Acquisition costs included in general and administrative	55,831
Recognized amounts of identifiable assets acquired
Inventory	41,000
Buildings	181,999
Land	82,142
Furniture, fixtures & equipment	121,486
Non-compete agreement (2-year life)	5,300
Tradename (5-year life)	27,400
Total identifiable net assets assumed	459,327
Goodwill	170,673
Total	$630,000

F-43

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Advanced Veterinary Care of Pasco

On January 14, 2022, the Company acquired the veterinary practice and related assets of Advanced Veterinary Care of Pasco in Hudson, FL by entering into an Asset Purchase Agreement (“Advanced Veterinary APA”) with Advanced Veterinary Care of Pasco, LLC (“AVP”) and DJA Asset Management, LLC, (“DJA”) (the “Pasco Practice” or collectively “Pasco”) in exchange for the payment of $1,014,000 through the Company’s wholly owned subsidiary, IVP FL Holding Company, LLC. This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $817,135 (See Note 6 – “Debt – Master Lending and Credit Facility).

The total cash consideration paid for the combined acquisitions from the Pasco Practice in the amount of $1,014,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$850,000
Note Payable	164,000
Recognized amounts of identifiable assets acquired
Inventory	35,000
Furniture, fixtures & equipment	70,000
Trademark (5-year life)	97,600
Non-compete agreement (2-year life)	25,500
Client list (5-year life)	157,000
Total identifiable net assets assumed	385,100
Goodwill	628,900
Total	$1,014,000

F-44

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Lytle Veterinary Clinic

On March 15, 2022, the Company acquired the veterinary practice and related assets of Lytle Veterinary Clinic in Texas by entering into an Asset Purchase Agreement (“Lytle APA”) with Lytle Veterinary Clinic, Inc. (“Lytle”) in exchange for the payment of $662,469 through the Company’s wholly owned subsidiary IVP Texas Holding Company, LLC and its wholly owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the Company the real estate operations (land and buildings) utilized by the Lytle Practice was purchased through a Bill of Sale in exchange for $ 780,000 from the Lytle Practice through the Company’s wholly owned subsidiary, IVP Texas Properties, LLC. This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $1,141,098 (See Note 6 – “Debt – Master Lending and Credit Facility) and convertible note payable due to the sellers on or before September 9, 2027 in the amount of $100,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Lytle Practice in the amount of $1,442,469 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$1,342,469
Note Payable	100,000
Recognized amounts of identifiable assets acquired
Inventory	28,894
Buildings	687,442
Land	92,558
Furniture, fixtures & equipment	69,554
Trademark (5-year life)	40,300
Non-compete agreement (2-year life)	23,200
Client list (5-year life)	116,000
Total identifiable net assets assumed	1,057,938
Goodwill	384,531
Total	$1,442,469

F-45

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Southern Kern Veterinary Clinic

On March 22, 2022, the Company acquired the veterinary practice and related assets of Southern Kern Veterinary Clinic in California by entering into an Asset Purchase Agreement (“Kern APA”) with Sourthern Kern Veterinary Clinic, Inc. (“Kern”) in exchange for the payment of $1,500,000 through the Company’s wholly owned subsidiary IVP CA Holding Co., LLC and its wholly owned subsidiary, IVP Texas Managing Co., LLC. Simultaneously, the real estate operations (land and buildings) utilized by the Kern Practice was purchased through a Bill of Sale in exchange for $500,000 from the Kern Practice through the Company’s wholly owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $1,700,000 (See Note 6 – “Debt – Master Lending and Credit Facility).

The total cash consideration paid for the combined acquisitions from the Kern Practice in the amount of $2,000,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$2,000,000
Recognized amounts of identifiable assets acquired
Inventory	25,000
Buildings	421,118
Land	78,882
Furniture, fixtures & equipment	100,000
Trademark (5-year life)	57,800
Non-compete agreement (2-year life)	38,600
Client list (5-year life)	249,000
Total identifiable net assets assumed	970,400
Goodwill	1,029,600
Total	$2,000,000

F-46

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Bartow Animal Clinic

On May 18, 2022, the Company acquired the veterinary practice and related assets of Bartow Animal Clinic in Bartow, FL by entering into an Asset Purchase Agreement (“Bartow APA”) with Winter Park Veterinary Clinic, Inc. (“Bartow”) in exchange for the payment of $1,055,000 through the Company’s wholly owned subsidiary IVP FL Holding Company LLC. Simultaneously, the real estate operations (land and buildings) utilized by the Bartow Practice was purchased through a Bill of Sale in exchange for $350,000 from the Bartow Practice through the Company’s wholly owned subsidiary, IVP CA Properties, LLC. This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $969,000 (See Note 6 – “Debt – Master Lending and Credit Facility) and convertible note payable due to the sellers on or before September 9, 2027 in the amount of $100,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Bartow Practice in the amount of $1,405,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$1,305,000
Notes Payable	100,000
Recognized amounts of identifiable assets acquired
Inventory	15,000
Buildings	230,000
Land	60,000
Furniture, fixtures & equipment	75,000
Trademark (5-year life)	49,800
Non-compete agreement (2-year life)	13,900
Client list (5-year life)	90,000
Total identifiable net assets assumed	533,700
Goodwill	871,300
Total	$1,405,000

F-47

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Dietz Family Pet Hospital

On June 15, 2022, the Company acquired the veterinary practice and related assets of Dietz Family Pet Hospital in Richmond, TX by entering into an Asset Purchase Agreement (“Dietz APA”) with Dietz Family Pet Hospital, P.A. (“Dietz”) in exchange for the payment of $500,000 through the Company’s wholly owned subsidiary IVP Texas Holding Company LLC and its wholly owned subsidiary, IVP Texas Managing Co. LLC.

This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $382,500 (See Note 6 – “Debt – Master Lending and Credit Facility) and note payable due to the sellers on or before September 9, 2027 in the amount of $50,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the acquisition of the Dietz Practice in the amount of $500,000 was accounted for in accordance with ASC Topic 805. The following purchase price allocation amounts are preliminary, as the Company is still in the process of completing the valuation of certain tangible and intangible assets acquired as part of the combined acquisitions:

Consideration:
Cash paid prior to the time of closing	$450,000
Notes Payable	50,000
Recognized amounts of identifiable assets acquired
Inventory	21,000
Furniture, fixtures & equipment	75,000
Trademark (5-year life)	37,800
Non-compete agreement (2-year life)	12,200
Client list (5-year life)	32,000
Total identifiable net assets assumed	178,000
Goodwill	322,000
Total	$500,000

F-48

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Pro-Forma Financial Information (Unaudited)

The following unaudited pro forma information presents the consolidated results of Inspire, Kauai Veterinary Clinic, Chiefland Practice, P&W Practice, Pasco Practice, Kern Practice, Lytle Practice, Bartow Practice and Dietz Practice for the six months ended June 30, 2022 as if the acquisitions were made on January 1, 2022. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies. As a result of the adjustment, $48,031 of amortization expense for the acquired intangible assets was applied in calculating the Net Loss.

The unaudited pro forma consolidated results of operations, assuming the acquisition had occurred on January 1, 2022, are as follows:

For the six months ended
June 30, 2022
Revenue	$3,043,872
Cost of goods sold	1,707,116
Gross profit	1,336,756
Operating expenses	1,457,428
Operating income (loss)	(120,672)
Other income (expense)	(198,844)
Loss before income taxes	(319,516)
Provision of income taxes	-
Net income (loss)	(319,516)

F-49

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

6.	Debt

Master Lending and Credit Facility

On June 25, 2021, the Company entered into a master line of credit loan agreement (“MLOCA”) with Wealth South a division of Farmers National Bank of Danville, Kentucky (“FNBD”). The MLOCA provides for a $2,000,000 revolving secured credit facility (“Revolving Line”) to be drawn for the initial purchase of veterinary clinical practices (“Practices”) and a $8,000,000 closed end line of credit (“Closed End Line”) to be disbursed as individual loans (Term Loans) to paydown draws on the Revolving Line and to provide longer term financing of the purchase of Practices. Each draw on the Revolving Line shall be repaid with a Term Loan out of the Closed End Line within one hundred and twenty (120) days of the draw on the Revolving Line. Each draw on the Revolving Line and the Closed End Line shall not exceed eighty-five (85%) percent of the purchase price of the Practice. The Company shall contribute and maintain equity of a minimum of fifteen (15%) percent of the initial purchase price of a Practice as long as any draw on the Revolving Line or a Term Loan remains unpaid with FNBD. The Revolving Line has an interest rate equal to the New York Prime Rate plus 0.50% that shall never be less than 3.57%. Each Term Loan issued under the Closed End Line shall have a fixed interest rate of 3.98% for the first five years of the loan. Immediately following the fixed rate period, the rate of interest rate will equal to the New York Prime Rate plus 0.65% that shall never be less than 3.57%. Each Practice to be acquired must have a minimum projected debt-service coverage ratio (“DSCR”) of 1.0x, defined as earnings before interest depreciation and amortization (“EBIDA”)/Annual Debt Service Requirement. The MLOCA terminates and the Revolving Line matures on June 25, 2023.

Under the MLOCA the Term Loans to acquire a Practice shall not exceed 10 years. The first twelve months of the Term Loan may be interest only. Thereafter, the Loan will convert to an amortizing loan with monthly principal and interest payments. For Practice only Term Loans (“Practice Term Loans”), after the initial twelve-month interest only period, the balance will amortize over 9 years. For Loans made to purchase real property (“RE Term Loans”), after the initial twelve-month interest only period, the balance will amortize over a 19-year period.

There is no prepayment penalty on payments on the Revolving Line. The Term Loans are subject to a refinance fee of 2% of the then outstanding principal balance of the Term Loan if paid within two years of entering into the Term Loan and 1% of the then outstanding principal balance of the Term Loan if paid within three to five years of entering into the Term Loan. The refinance fee is due only if the Term Loan is paid off by refinancing. Borrowing under the MLOCA are guaranteed by Kimball Carr, CEO & President of the Company. Additional funding was obtained through the MLOCA subsequent to year-end as outlined in Note 12, Subsequent events.

Notes payable to FNBD as of June 30, 2022 and December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	June 30, 2022	December 31, 2021
$237,272	CAH	FNBD	12/27/2021	12/27/2041	3.98%	$237,272	$237,272
231,987	CAH	FNBD	12/27/2021	12/27/2031	3.98%	231,987	231,987
216,750	P&W	FNBD	12/27/2021	12/27/2041	3.98%	216,750	216,750
318,750	P&W	FNBD	12/27/2021	12/27/2031	3.98%	318,750	318,750
817,135	Pasco	FNBD	1/14/2022	1/14/2032	3.98%	817,135	-
478,098	Lytle	FNBD	3/15/2022	3/15/2032	3.98%	478,098	-
663,000	Lytle	FNBD	3/15/2022	3/15/2042	3.98%	663,000	-
425,000	Kern	FNBD	3/22/2022	3/22/2042	3.98%	425,000	-
1,275,000	Kern	FNBD	3/22/2022	3/22/2032	3.98%	1,275,000	-
246,500	Bartow	FNBD	5/18/2022	5/18/2042	3.98%	246,500	-
722,500	Bartow	FNBD	5/18/2022	5/18/2032	3.98%	722,500	-
382,500	Dietz	FNBD	6/15/2022	6/15/2032	3.98%	382,500	-
$6,014,492						$6,014,492	$1,004,759

F-50

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

The FNBD notes payable entered into in during the six months ending June 30, 2022 had issuance cost of $38,789 in the aggregate that was capitalized and is being amortized straight line over the life of the loans. The Company amortized $2,141 of issuance cost in the aggregate during the six months ending June 30, 2022 for the FNBD notes payable.

FSB Commercial Loans

On January 11, 2021, the Company entered into three separate commercial loans with First Southern National Bank (“FSB”) as part of the Kauai Veterinary Clinic, LLC acquisition. The first commercial loan in the amount of $1,105,000 has a fixed interest rate of 4.35% and a maturity date of January 15, 2024. The commercial loan was modified in January 2021 to extend the maturity date to February 25, 2041. The fixed rate loan has monthly payments of $6,903 and the interest rate remained at 4.35%. The commercial loan had issuance costs of $13,264 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $327 and $615 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The second commercial loan with FSB entered into on January 11, 2021 in the amount of $1,278,400 has a fixed interest rate of 4.35% and a maturity date of September 1, 2024. The commercial loan was modified in January 2021 to extend the maturity date to January 25, 2031. The fixed rate loan has monthly payments of $13,157 and the interest rate remained at 4.35%. The commercial loan had issuance costs of $10,085 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $504 and $861 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The third commercial loan with FSB entered into on January 11, 2021 in the amount of $450,000 has a fixed interest rate of 5.05% and a maturity date of September 11, 2021. The commercial loan was modified on August 25, 2021 to extend the maturity date to February 25, 2023 and increase the principal amount to $469,914. The fixed rate loan has monthly payments of $27,164 and the interest rate remained at 5.05%. The commercial loan had issuance costs of $753 for the year ended December 31, 2021 that was capitalized and is being amortized straight line over the life of the loan. The Company amortized $187 and $319 of issuance cost during the six months ended June 30, 2022 and during the year ended December 31, 2021, respectively.

The FSB commercial loans are guaranteed by Kimball Carr, Chief Executive Officer and President and Charles Stith Keiser, our Vice Chairman and Chief Operating Officer.

Notes payable to FSB as of June 30, 2022 and December 31, 2021 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest	June 30, 2022	December 31, 2021
$1,105,000	KVC	FSB	1/25/2021	2/25/2041	4.35%	$1,054,310	$1,072,468
1,278,400	KVC	FSB	1/25/2021	1/25/2031	4.35%	1,129,064	1,182,834
469,914	KVC	FSB	1/25/2021	2/25/2023	5.05%	213,230	368,532
$2,853,314						$2,396,603	$2,623,834

Notes payable at June 30, 2022 and December 31, 2021 consisted of the following:

	June 30,	December 31,
	2022	2021
FNBD Notes Payable	$6,014,492	$1,004,759
FSB Notes Payable	2,396,603	2,623,834
Car loan	9,401	13,309
Total notes payable	8,420,496	3,641,902
Unamortized debt issuance costs	(84,039)	(49,078)
Notes payable, net of issuance cost	8,336,457	3,592,824
Less current portion	(483,589)	(466,124)
Long-term portion	$7,852,868	$3,126,700

F-51

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Notes payable repayment requirements in the succeeding years are summarized as follows:

2022	$236,242
2023	564,212
2024	633,927
2025	661,378
2026	689,108
Thereafter	5,635,629

Bridge Note

In December 2021, the Company entered into a $2,500,000 bridge loan with Spartan Capital Securities, LLC through the lending facility – Target Capital 1, LLC as a short term secured convertible note (“Bridge Note”). The Bridge Note is convertible into the Company’s common stock, at the time of a successful initial public offering (“IPO”) at the noteholder’s option, at a 35% discount to the IPO price. The Bridge Note has a face value of $2,500,000 with an original issue discount (“OID”) of 12% and has a maturity date of December 27, 2022. The OID of $300,000 is being amortized over the life of the loan. If the Company has filed its Form S-1 Registration Statement with the Securities and Exchange Commission (SEC) on or prior to December 2022, but the Company is not listed on a primary exchange, the maturity date of the note is automatically extended by six months. The Bridge Note was funded in two installments of net proceeds of $1,100,000 in December 2021 and the second installment January 2022. The Bridge Loan had issuance costs of $70,500 for the first installment and $54,000 for the second installment that was amortized straight line over the life of the loan. The Company amortized $60,118 of issuance cost during the six months ended June 30, 2022, respectively. The Company amortized $773 during the year ended December 31, 2021.

The Bridge Note has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the note becomes convertible into common stock.

A roll forward of the bridge note from December 31, 2020 to June 30, 2022 is below:

Bridge note, December 31, 2020	$-
Issued for cash	1,100,000
Amortization of original issue discount	1,644
Debt issuance costs	(70,500)
Amortization of debt issuance costs	773
Bridge note, December 31, 2021	$1,031,917
Issued for cash	1,100,000
Amortization of original issue discount	147,952
Debt issuance costs	(54,000)
Amortization of debt issuance costs	60,117
Bridge note, June 30, 2022	$2,285,986

F-52

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

Convertible Debenture

Between March 18 and December 28, 2021, the Company issued $2,102,500 in aggregate principal amount of 6.00% subordinated convertible promissory note (“Convertible Debenture”). During the six months ending June 30, 2022 the Company issued $610,000 in aggregated principal amount of the 6.00% Convertible Debenture. The Convertible Debenture is convertible into the Company’s Class B Common Stock upon the Company’s offering for sale its shares in a public offering (“IPO”). At the holder’s election, the accrued interest and principal may be paid in cash or Class B Common Stock (such number of shares reflecting a twenty-five percent (25%) discount of the opening price per share of Class B Common Stock). The Convertible Debenture mature 5 years from the date of issuance to each holder. Prior to the maturity date, the holder is entitled to convert the Convertible Note into Class B Common Stock upon the Company’s IPO. Upon an IPO the accrued and unpaid interest is due and payable in cash on the first business day of the following month of March for any balance not elected to be converted into the Class B Common Stock. The Convertible Debenture balance was $2,712,500 and $2,102,500 as of June 30, 2022 and December 31, 2021. The Convertible Debenture incurred issuance cost of $40,000 that was amortized straight line over the life of the Convertible Debenture. The Company amortized $3,965 for the six months ending June 30, 2022.

The Convertible Debenture has a contingent beneficial conversion feature. The value of this beneficial conversion feature has not yet been determined since an IPO price has not been determined. Once the intrinsic value of the beneficial conversion feature is determined it will be charged to interest expense over the period from when the amount was determined to the time the Convertible Debenture becomes convertible into common stock.

7.	Stockholders’ Equity

The Company is authorized to issue is 170,000,000 shares, of which 20,000,000 shares are designated as Class A common stock, with a par value of $0.0001 per share (the "Class A Common Stock"), 100,000,000 shares are designated as Class B common stock, with a par value of $0.0001 per share (the "Class B Common Stock"), and 50,000,000 shares are designated as Preferred Stock, with a par value of$0.0001 per share (the "Preferred Stock”).

Each outstanding share of Class A Common Stock is entitled to vote on each matter on which the stockholders of the Company is entitled to vote, and each holder of Class A Common Stock is entitled to twenty-five (25) votes for each share of Class A Common Stock held by such holder.

Each outstanding share of Class B Common Stock is entitled to vote on each matter on which the stockholders of the Company is entitled to vote, and each holder of Class B Common Stock is entitled to one (1) vote for each share of Class B Common Stock held by such holder.

All shares of Class A Common Stock and Class B Common Stock (collectively “Common Stock”) will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise provided above.

On December 16, 2020, the Company issued 4,300,000 shares of Class A Common Stock at a price of $0.0001 per share (total $430). In December 2020, the Company raised an additional $22,000 from a private offering of 25,000 shares of Class B Common Stock at a price of $0.44 per share made to two investors.

In January 2021, the Company raised $200,000 from a private offering of 250,000 shares of Class B Common Stock at a price of $1.00 per share made to four investors.

During January through March 2021, the Company raised $185,000 from a private offering of 420,456 shares of Class B Common Stock at a price of $0.44 per share.

In December 2021, the Companies signed a consulting agreement with Alchemy Advisory, LLC as a strategic business consultant for a term of 6 months. The contract stipulates a fee of $88,000 as well as 125,000 restricted shares of the Company’s Class B Common Stock. The Company recorded the $55,000 fair value of the common stock with $9,167 expensed during the year ended December 31, 2021 and $45,833 recorded in prepaid expenses at December 31, 2021. The Company will amortize the cost of the common stock issued over the life of the agreement

F-53

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

8.	Retirement Plan

The Company through its acquisition of KVC sponsors a Savings Incentive Match Plan for former KVC Employees (SIMPLE IRA). The SIMPLE IRA plan provides for voluntary employee contributions up to statutory IRA limitations. KVC makes a dollar-for-dollar matching contribution equal to the elective deferral of each participant up to a maximum of 3% of the participants compensation. The participant’s interest in the balance of their SIMPLE IRA is immediately vested and non-forfeitable. The Company contributed and expensed approximately $2,648 during six months ending June 30, 2022 respectively, to the SIMPLE IRA plan.

During the six months ending June 30, 2022, the Company implemented a qualified 401(K) retirement plan. The Company offers eligible domestic full-time employees participation in certain 401K plans. The plans provide for a discretionary annual company contribution. In addition, employees may contribute a portion of their salary to the plans, which certain of the 401K plans, is partially matched by the Company. The plans may be amended or terminated at any time. The Company contributed and expensed approximately $11,551 during the six months ending June 30, 2022.

9.	Income Taxes

The Company has incurred losses since inception, which have generated net operating loss (“NOL”) carryforwards. Pre-tax loss arising were $1,325,337 and $303,297 for the six months ended June 30, 2022 and 2021, respectively.

As of June 30, 2022, the Company has NOL carryforwards of approximately $3,327,282, of which $54,022 will expire in 2037 and $3,273,260 which will not expire. As of June 30, 2022, the Company had no tax benefits which have not been fully allowed for, and no adjustment to its financial position, results of operations or cash flows have been required. As of June 30, 2022 and December 31, 2021, the Company has deferred tax assets of approximately $778,405 and $416,748 with a full allowance equal to the to the amount of the deferred tax asset. The Company does not expect that unrecognized tax benefits will increase within the next twelve months.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company was formed in December 2020 and the NOL carryback provision of the CARES Act would not yield a benefit to us.

During the six months ended June 30, 2022 and 2021 the Company reported tax benefit of $30,094 and $0, respectively. The tax benefit at the federal statutory rate differs from the effective tax rate reported in the financial statements due to the NOL carryforwards and as a result of the overpayment of state income tax during the year ending December 31, 2021.

F-54

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

10.	Leases

Accounting for Leases as Lessee

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use assets (“ROU”), operating lease liabilities, and operating lease liabilities, non-current. Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As substantially all of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of future payments. Incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any prepaid lease payments made and initial direct costs incurred and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease, which is recognized when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has operating leases for real estate. The Company has certain intercompany leases between its subsidiaries, and these transactions and balances have been eliminated in consolidation and are not reflected in the tables and information presented below.

The components of lease expense included on the Company’s statements of operations were as follows:

		For the Six Months Ended June 30
Operating lease expense:	Expense Classification	2022	2021
Amortization of ROU asset	General and administrative	$13,958	-
Accretion of operating lease liability	General and administrative	2,127	-
Total operating lease expense		$16,085	-

Other lease expense	General and administrative	12,000	-
Total		$28,085	-

Other information related to leases is as follows:

	As of June 30,	As of December 31,
	2022	2021
Remaining lease term:
Operating leases (in years)	8.59	-
Discount rate:
Operating leases	1.71%	-

Amounts relating to leases were presented on the Balance Sheets as of June 30, 2022 and December 31, 2021 in the following line items:

		As of June 30,	As of December 31,
	Balance Sheet Classification	2022	2021
Assets:
Operating lease assets	Right-of-use assets	$239,620	$-

Liabilities:
Operating lease liabilities	Operating lease liabilities	$24,256	-
Operating lease liabilities	Operating lease liabilities, non-current	217,349	-
Total lease liabilities		$241,605	$-

F-55

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

The future minimum lease payments required under leases as of June 30, 2022 were as follows:

Fiscal Year	Operating Leases
Remainder of 2022	$14,100
2023	28,200
2024	28,200
2025	28,200
2026	30,000
2027 and thereafter	129,500
Undiscounted cash flows	258,200
Less: imputed interest	(18,750)
Lease liability	$239,450

11.	Commitments and Contingencies

As of June 30, 2022, substantially all of the Company’s assets were pledged as collateral for the Company’s credit facilities.

12.	Subsequent Events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the Company had the following subsequent events:

Acquisitions:

Aberdeen Veterinary Clinic

On July 29, 2022, the Company acquired the veterinary practice and related assets of Aberdeen Veterinary Clinic (“Aberdeen”) by entering into an Asset Purchase Agreement (“Aberdeen APA”) with Fritz Enterprises, Inc. in exchange for the payment of $574,683 through the Company’s wholly owned subsidiary, IVP MD Holding Company, LLC.

This acquisition was financed by a loan provided by Farmers National Bank of Danville Kentucky for a total of $445,981 under the MLOCA and note payable due to the sellers on or before September 9, 2027 in the amount of $50,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the acquisition from the Aberdeen Practice in the amount of $574,683 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. Due to the timing of the acquisition, the Company’s purchase accounting related to the valuation of the fixed assets, intangible assets, and goodwill, is not yet complete and subject to revisions.

F-56

Inspire Veterinary Partners, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022

All Breed Pet Care

On August 12, 2022, the Company acquired the veterinary practice and related assets of All Breed Pet Care veterinary clinic in Indiana by entering into an Asset Purchase Agreement (“All Breed APA”) with Tejal Rege (“All Breed”) in exchange for the payment of $952,000 through the Company’s wholly owned subsidiary IVP IN Holding Company, LLC. Simultaneously, the real estate operations (land and building) utilized by the All Breed practice was purchased through a Bill of Sale in exchange for $1,200,000 from All Breed Pet Care, LLC through the Company’s wholly owned subsidiary, IVP IN Properties, LLC. These acquisitions were finance by three loans provided by Farmers National Bank of Danville Kentucky for a total 1,945,450 under the MLOCA and note payable due to the sellers on or before September 9, 2027 in the amount of $75,000 with an interest rate per annum of 6% payable on the first business day of January annually beginning in 2023, convertible into the Company’s Series B Common Stock at a 25% discount upon of the opening price of the Company’s public offering, or upon a liquidation event.

The total cash consideration paid for the combined acquisitions from the Kern Practice in the amount of $2,152,000 was accounted for the acquisition as single business combinations, in accordance with ASC Topic 805. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. Due to the timing of the acquisition, the Company’s purchase accounting related to the valuation of the fixed assets, intangible assets, and goodwill, is not yet complete and subject to revisions.

Debt:

On August 18, 2022 the MLOCA was amended and restated to terminate the revolving feature on the Revolving Line and convert the line of credit to a closed end draw note (“Closed End Draw Note”) that mature on August 18, 2024. Each draw on the Closed End Draw Note shall not exceed eighty-five (85%) percent of the purchase price of the Practice. The Company shall contribute and maintain equity of a minimum of fifteen (15%) percent of the initial purchase price of a Practice as long as any draw on the Closed End Draw Note or a Term Loan remains unpaid with FNBD. The interest rate charge on all sums advance under the amended and restated MLOCA shall be 5.25% for the first five years of the loan. Immediately following the fixed rate period, the rate of interest will be equal to the New York Prime Rate plus 0.65% that shall never be less than 4.75%. Each Practice to be acquired mush have a minimum projected DSCR of 1.0x, defined as EBIDA/Annual Debt Service Requirement. The MLOCA terminates and the Closed End Draw Note matures on August 18, 2024.

The notes payable to FNBD entered into subsequent to June 30, 2022 consisted of the following:

Original Principal	Acquisition	Lender	Entered	Maturity	Interest
$445,981	Aberdeen	FNBD	7/19/2022	7/29/2032	3.98%
1,200,000	All Breed	FNBD	8/12/2022	8/12/2032	3.98%
519,527	All Breed	FNBD	8/12/2022	8/12/2032	3.98%
225,923	All Breed	FNBD	8/12/2022	8/12/2032	5.25%
$2,391,431

F-57

PRELIMINARY PROSPECTUS

                                              Shares

Class A common stock

                         , 2022

Through and including                        , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Inspire Veterinary,” the “company,” “we,” “our,” “us” or similar terms refer to Inspire Veterinary Partners, Inc.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

SEC registration fee		—	*
FINRA filing fee		—	*
Exchange listing fee		$50,000
Printing and engraving expenses		$7,000
Legal fees and expenses		$225,000
Accounting fees and expenses		$150,000
Transfer agent and registrar fees		$3,000
Miscellaneous expenses		—

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 78.7502(1) of the Nevada Revised Statutes (“NRS”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

II-1

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law; or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

 The articles of incorporation, as amended, and the amended and restated bylaws of the Company provide that the Company shall, to the fullest extent permitted by the NRS, as now or hereafter in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (i) is not liable pursuant to NRS Section 78.138; or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The underwriter is obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

On December 20, 2020, the Company entered into subscription agreements with Wilderness Trace Veterinary Partners, LLC and Star Circle Advisory Group, LLC, pursuant to which each of Wilderness and Star Circle purchased 2,150,000 shares of the Company’s Class B common stock (for an aggregate number of 4,300,000 shares), at a purchase price of $0.0001 per share and aggregate consideration of $215.00.

In 2021 through 2022, the Company entered into subscription agreements with an initial round of equity investors to purchase 675,000 shares of the Company’s Class A common stock, at a purchase price of $0.44 per share and aggregate consideration of $297,000.00.

II-2

Between March 18 and December 28, 2021, the Company issued $2,102,500 in aggregate principal amount of 6.00% subordinated convertible promissory note (“Convertible Debenture”). The Convertible Debenture is convertible into shares of the Company’s Class A common stock upon a Qualified Financing. At the holder’s election, the accrued interest and principal may be paid in cash or Class A Common Stock (such number of shares reflecting a twenty-five percent (25%) discount of the opening price per share of Class A Common Stock). The Convertible Debenture mature 5 years from the date of issuance to each holder. Prior to the maturity date, the holder is entitled to convert the Convertible Note into Class B Common Stock upon the Company’s Qualified Financing. Upon a Qualified Financing, the accrued and unpaid interest is due and payable in cash on the first business day of the following month of March for any balance not elected to be converted into the Class A Common Stock. Subsequently, the Company issued an additional $800,000 in aggregate principal of Convertible Debenture.

On January 24, 2022, each of Target Capital 1 LLC, a Delaware limited liability company (“Target”) and Dragon Dynamic Catalytic Bridge SAC Fund, a Delaware limited liability company (“Dragon”) purchased 12% Original Issue Discount Secured Convertible Notes of the Company (the “Notes”). Target purchased $2,215,909 aggregate principal amount of Notes and Dragon purchased $284,091 principal amount of notes. The Notes are convertible into shares of Class A common stock of the Company following an initial public offering of the Company’s common stock and the listing of the Common Stock on a “national securities exchange” as defined in Section 6 of the Securities Exchange Act of 1934, as amended (such public offering and listing, a “Qualified Financing”). The conversion price is equal to the price paid by the public in the Qualified Financing multiplied by 0.65, subject to adjustment. In addition, in connection with their investments in the Notes, the Company issued to each of Target and Dragon warrants to purchase shares of the Company’s Class A common stock at a purchase price equal to the per share price in a Qualified Financing.

The quantity of the Company's common stock of subject to purchase upon exercise of the Warrant is equal to 50% of the face value of the Notes, divided by the per-share price in the Qualified Financing, unless a Qualified Financing has not been completed by January 24, 2023 in which case the quantity of common stock subject to purchase upon exercise of the Warrant will be an amount equal to 75% of the face value of the Notes divided by the per-share price in the Qualified Financing. The Warrants are exercisable through the fifth anniversary of the issuance date.

Each of Target and Dragon are affiliates of Spartan Capital Securities, LLC, the lead underwriter in this offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Articles of Incorporation of Inspire Veterinary Partners, Inc.
3.2**	Articles of Conversion to Nevada corporation, dated as of June 29, 2022
3.3**	By-Laws of Inspire Veterinary Partners, Inc.
4.1**	Warrant of Target Capital 1 LLC
4.2**	Warrant of Dragon Dynamic Catalytic Bridge SAC Fund
4.3**	Registration Rights Agreement of Target Capital 1 LLC, dated as of January 24, 2022
4.4**	Registration Rights Agreement of Dragon Dynamic Catalytic Bridge SAC Fund, dated as of January 24, 2022
5.1*	Opinion of The Crone law Group, P.C.
10.1**††	Form of Note Purchase Agreement
10.2**††	Note Purchase Agreement of Target Capital 1 LLC, dated as of January 24, 2022
10.3**††	Note Purchase Agreement of Dragon Dynamic Catalytic Bridge SAC Fund, dated as of January 24, 2022
10.4** †	Form of Asset Purchase Agreement
10.5** †	Form of Real Estate Purchase Agreement
10.6**††	Form of Convertible Note
10.7**††	Form of Master Lending and Credit Facility Agreement with WealthSouth, a division ofs Farmer’s National Bank of Danville Kentucky
10.8**††	Loan Agreement with First Southern National Bank
10.9**	Employment Agreement of Kimball Carr
10.10**	Employee Stock Option Plan
14.1**	Code of Business Conduct and Ethics
21.1**	List of Subsidiaries
23.1**	Consent of Paris, Kreit & Chiu, LLP
99.1**	Consent of Director Nominee Anne Murphy
99.2**	Consent of Director Nominee Timothy Watters
99.3**	Consent of Director Nominee Larry Alexander
99.4**	Consent of Director Nominee John Suprock

* To be filed by amendment.

** Filed herewith.

†	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.
††	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

II-3

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus fi led with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-4

4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
b.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fi de offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-5

6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7)	The undersigned registrant hereby undertakes that:

i.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fi de offering thereof.

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Virginia Beach, Virginia, on October 25, 2022.

INSPIRE VETERINARY PARTNERS, INC.

By:	/s/ Kimball Carr
	Name:	Kimball Carr
	Title:	Chairman, President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Peter Lau
	Name:	Peter Lau
	Title:	Interim Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kimball Carr his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Kimball Carr	Chairman, President and Chief Executive Officer	October 25, 2022
Kimball Carr	(Principal Executive Officer)

/s/ Peter Lau	Interim Chief Financial Officer, Director	October 25, 2022
Peter Lau	(Principal Financial Officer)

/s/ Charles Stith Keiser	Vice-Chairman and Chief Operating	October 25, 2022
Charles Stith Keiser	Officer

/s/ Jim Coleman	Director	October 25, 2022
Jim Coleman

/s/ Richard Marten	Director	October 25, 2022
Richard Marten

/s/ Charles Hurst Keiser, DVM	Director	October 25, 2022
Charles Hurst Keiser, DVM

/s/ Kelli Sue Kerwin	Director	October 25, 2022
Kelli Sue Kerwin

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